Form 10-K, Exhibit 13
period 1996-10-31
WESTVACO CORP
filed 1996-12-17
CIK 106498

Highlights of the Year                                              EXHIBIT 13

                                       1996                1995
Sales                        $3,045,450,000      $3,272,447,000
Net income before
 extraordinary charge        $  212,156,000      $  283,426,000
Extraordinary charge-
 extinguishment of debt,
 net of taxes                             -      $   [2,590,000]
Net income                   $  212,156,000      $  280,836,000
Net income per common share
 before extraordinary charge       $   2.09            $   2.80
Extraordinary charge -
 extinguishment of debt,
 net of taxes                             -            $   [.02]
Net income per common share        $   2.09            $   2.78
Common stock dividends       $   89,539,000      $   77,929,000
Dividends per common share         $    .88            $    .77
Capital expenditures         $  510,902,000      $  309,020,000



Sales by quarter              Earnings by quarter
In millions                   In millions                  Per share
Quarter   1996      1995      Quarter    1996      1995    1996   1995
First   $  749    $  742      First    $ 62.4    $ 49.3   $ .61  $ .49
Second     760       804      Second     50.6      65.0     .50    .64
Third      758       855      Third      43.6      77.6(1)  .43    .77(1)
Fourth     778       871      Fourth     55.6      88.9     .55    .88
Total   $3,045    $3,272      Total    $212.2    $280.8   $2.09  $2.78


Quarterly dividends per share      Quarterly price ranges of stock*
Quarter   1996     1995                      1996                1995
First     $.22     $.18 1/3   Quarter  High     Low      High         Low
Second     .22      .18 1/3   First    $29 1/4  $24 1/2  $26 1/2  $21 1/6
Third      .22      .18 1/3   Second    32       28       29 1/12  24 1/3
Fourth     .22      .22       Third     33 1/8   27 3/8   31 2/3   27 3/4
Total     $.88     $.77       Fourth    30 1/4   27 1/2   31 2/3   26 3/4


(1) Includes an extraordinary charge of $2.6 million, or $.02 per share, from the extinguishment of high interest rate debt.

* This table reflects the range of market prices of Westvaco common stock as quoted in the New York Stock Exchange-Composite
Transactions. The New York Stock Exchange is the principal market in which the securities are traded.


Westvaco Corporation
and consolidated subsidiary companies



Management's discussion and analysis of financial condition and results of operations

Liquidity and capital resources
At October 31, 1996, the ratio of current assets to current liabilities was 1.7, compared to 1.8 and 1.7 in 1995 and 1994, respectively. The twelve-month average collection period for trade receivables was 32 days in 1996, 1995 and 1994. Cash flows from operations were $522 million for 1996, compared to $523 million in 1995 and $326 million in 1994. Receivables decreased 11% reflecting the decreased sales in 1996.
  New investment in plant and timberlands of $511 million for 1996, compared to $309 million in 1995 and $207 million in 1994. Cash payments for these investments totaled $522 million in 1996, $290 million in 1995 and $215 million in 1994. The increase in capital expenditures is related to projects including the purchase of a consumer products printing and packaging plant in Valinhos, Brazil, paper machine improvements, the construction of the Chemical Division's new carbon plant in Wickliffe, KY, and the removal of elemental chlorine from all of our pulp bleaching processes. Construction of the carbon plant
is being financed by the issuance of revenue bonds.   The
increase in proceeds from the sale of plant and timberlands is mainly due to the sale of the domestic corrugated box business in November 1995. At October 31, 1996, the amounts committed to complete all authorized capital projects were $735 million. Capital expenditures for 1997 and for each of the next several years are expected to range from $600 to $700 million primarily in support of the company's strategy of product and service differentiation. The company may from time to time use debt to supplement its internal cash flows to support future levels of capital investments, as it has in the past.
  Cash flows from financing activities for 1996 reflected the issuance and repayment of $20 million of commercial paper and the scheduled repayment of debentures and notes. At October 31, 1996, the company had no outstanding commercial paper but may continue to utilize commercial paper as it has in the past. The company maintains a $400 million revolving credit agreement and has access to an additional $75 million of unsecured bank credit lines. There were no borrowings during the year under any of these arrangements. The ratio of debt to total capital employed was 29% at October 31, 1996, compared to 30% in 1995 and 34% in 1994.

Environmental matters: The company operates in an industry subject to extensive environmental regulations. Future capital expenditures for pollution control facilities are expected to increase substantially as a result of proposed EPA air and water quality regulations for the U. S. paper industry. In 1995, the company authorized the final step in a long-term program initiated in 1989 which will result in the removal of elemental chlorine from all of our pulp bleaching processes. To accomplish this, Westvaco authorized an expenditure of $140 million in the spring of 1995, and we expect the program to be complete in 1997.
This is an initial step in addressing the anticipated regulations. Total required expenditures related to EPA's proposals could fall in the range of $175 to $400 million. Additional operating costs, including depreciation, for these new facilities could fall in the range of $25 to $50 million pretax annually. Currently, the company does not expect final rules until sometime in 1997 with implementation required over several years thereafter. It will be difficult to develop more precise estimates until the proposed rules become final.
  The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately $5 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters.


Accounting changes: The company is required to adopt two new accounting standards in fiscal year 1997:
Statement of Financial Accounting Standards (SFAS) 121,
Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and SFAS 123,
Accounting for Stock-Based Compensation. For further discussion see the summary of significant accounting policies in the notes to the financial statements.

Analysis of operations
Sales and earnings for the fiscal year ended 1996
reflect the very competitive market conditions that
began late in 1995 causing prices and shipments of key
paper and paperboard grades to decline from 1995's
record-setting levels.  Sales of $3 billion for the
fiscal year were down 6.9% from the record levels set
during 1995, the result of a 4.4% decrease in the
volume of shipments and a 2.5% decrease in price and
product mix.  Net income in 1996 was $212 million, or
$2.09 per share, a decline of 24% from $281 million, or
$2.78 per share, earned in 1995.  The decline in sales
reflects market softness which developed last fall when
our markets were affected by relatively high customer
inventories and capacity additions in certain sectors
of our industry.  While pricing remains under pressure,
orders for coated printing papers have increased, and
our bleached board markets, which have remained
reasonably stable throughout the year, are improving as
well. Export sales from the United States represented
approximately 15% of the company's consolidated sales
for 1996 and equaled last year's level despite slower
economic growth in some markets.   Sales outside of the
United States, including sales of our foreign operating subsidiaries, accounted for approximately 23% of consolidated sales. Gross profit margin for the year was 21%, compared with 24% in 1995. The reduction in the gross profit margin is primarily the result of the market pressure on prices felt throughout our industry and some temporary machine downtime. The decrease in cost of products sold for the year was attributable to volume declines, partially offset by some direct materials and labor cost increases. Depreciation and amortization expense for the year increased 4.4% from the prior year.
  Bleached segment: Bleached segment sales decreased
1.7% from the prior year, principally due to a decrease in price and product mix. Operating profit for the year decreased 20% from 1995 due to lower printing paper prices and the temporary downtime taken for planned manufacturing improvements during the third quarter at our Covington, VA, mill. During the 1996 fiscal year, approximately 23% of bleached segment sales were made to the tobacco industry for packaging tobacco products. A majority of this paper and board was exported or used to produce products for export.
Excluding that portion, approximately 9% of bleached segment sales consisted of packaging materials made for the domestic tobacco industry for sale in the United
States.
  Unbleached segment: Unbleached segment sales for the year decreased 23.1% due to decreases in volume of 15.3% as a result of the sale of the domestic corrugated box business in November 1995 and decreases in price and product mix of 7.8%. During the year, the unbleached segment pricing was adversely affected by the very competitive conditions in U. S. containerboard markets. In Brazil, similar conditions, as well as concerns about reduced economic growth rates, impacted the Brazilian corrugated box markets. Operating profit for the unbleached segment for the year was $134.7 million compared with $221.2 million for the prior year period. This decrease was due to lower prices as well as downtime for machine upgrades at our Tres Barras, Brazil, mill. Rigesa accounted for nearly half of unbleached segment operating profit in 1996.
The company cannot predict the future strength of the Brazilian market.
  Chemicals segment: Chemicals segment sales for the year increased 4.5% from 1995 due to favorable changes in price and product mix of 5%, partially offset by decreases in volume of .5%. Operating profit for the chemicals segment increased 25.1%.
  Other items: Interest expense decreased by 10.1% for the year due to the repayment of certain sinking fund debentures in the prior fiscal year. The effective tax rate was 36.9% for 1996 compared to 39.7% for the 1995 period. The decline was due to foreign earnings being taxed at lower rates.

Fiscal year 1995
Record sales for the fiscal year ended October 31, 1995 reflected the very strong business conditions during most of the year. Sales of $3.3 billion for the fiscal year were up 25.5% from 1994, primarily due to a 19.2% increase in price and product mix and a 6.3% increase in the volume of shipments. Export sales increased 30% from 1994 and accounted for nearly 14% of the company's
1995 consolidated sales. Total sales outside of the United States, including Rigesa, accounted for more than 21% of consolidated sales. Gross profit margin for 1995 was 24%, compared with 18% in 1994. Cost of products sold increased 18% in 1995, due to volume increases and increases in the costs for direct materials.
  Bleached segment sales were up 24.6% from 1994, reflecting a 15.6% increase in price and product mix and a 9% increase in volume. Bleached segment sales increases during 1995 reflected the improved pricing and demand in both domestic and export markets.
Operating profit for the bleached segment increased to $394.6 million from $242.1 million as a result of the strong market conditions. During the 1995 fiscal year, approximately 23% of bleached segment sales were made to the tobacco industry for packaging tobacco products.
A majority of this paper and board was exported or used to produce products for export. Excluding that portion, approximately 8.5% of bleached segment sales consisted of packaging materials made for the domestic tobacco industry for sale in the United States.
  Sales for the unbleached segment increased 32.4% in 1995 as a result of a 31.5% increase in price and product mix and a .9% increase in volume. Operating profit for the unbleached segment increased to $221.2 million from $51.8 million in 1994, as a result of improvements in all major business units of the segment, including Rigesa. Rigesa accounted for approximately 27% and 40% of unbleached segment sales and operating profit, respectively. During the second half of our 1994 fiscal year, the Brazilian government adopted a new economic plan that has significantly reduced inflation. The impact on 1995 sales and earnings has been positive, but the company cannot predict the continued success of the plan. The company sold its domestic corrugated box business during the first quarter of fiscal 1996; the sale did not have a material impact on the company's operating results.
  Sales for the chemicals segment increased 15% from 1994, reflecting a price and product mix improvement of 11.5% and a volume increase of 3.5%. Operating profit decreased to $43.9 million, compared to $48.4 million in 1994. The 1995 operating results for the chemicals segment reflected the impact of our active new product efforts which temporarily affected earnings.
  Other income (expense) increased $24.6 million in 1995 due principally to foreign currency translation gains as compared to losses in 1994 and higher interest income, partially offset by the lower level of gains on property transactions in 1995. The 16.6% increase in selling, research and administrative expenses included increases in costs related to stock appreciation rights and payroll and benefit costs. Interest expense decreased 8.1% for the year, reflecting the early extinguishment and scheduled repayment of sinking fund debt and a decrease in the interest paid on commercial paper.
 Record net income for fiscal 1995 of $280.8 million, or $2.78 per share, surpassed 1994 net income of $103.6 million, or $1.03 per share, by a considerable margin.
Earnings for 1995 included an extraordinary charge of $2.6 million, or $.02 per share, from the extinguishment of high interest rate debt. Earnings for 1994 included a net gain of $.06 per share from the sale of property and the sale of an operating lease.
The effective tax rate increased to 39.7% for the 1995 fiscal year compared to 36% in 1994, due mainly to increased foreign source income taxed at higher rates.

Fiscal year 1994
Results for the fiscal year ended October 31, 1994 reflected the accelerating demand for our products through the year. Sales of $2.6 billion for the fiscal year set a record and were up 11.2% from 1993, primarily due to an 11.9% increase in the volume of shipments. Export sales increased almost 24% from 1993. In 1994, exports accounted for nearly 14% of the company's consolidated sales, up from 12% in 1993.
Gross profit margin for 1994 was 18%, compared with 19% in 1993. Cost of products sold increased 12.4% in 1994, due mainly to the increase in the volume of shipments. Depreciation and amortization expense for the fiscal year increased 12.5%, following the commencement of operations of the company's new bleached board machine in late 1993.
 Bleached segment sales were up 11.3% from 1993, reflecting a 13.7% increase in volume, partially offset by a 2.4% decline due to changes in price and product mix. Bleached segment unit volume increases during 1994 were primarily due to increases in bleached board shipments following the completion of our bleached board expansion project. Operating profit for the bleached segment increased to $242.1 million from $220.1 million, due mainly to the inclusion of a portion of the special charge in 1993. During the 1994 fiscal year, approximately 24% of bleached segment sales were made to the tobacco industry for packaging tobacco products. A majority of this paper and board was exported or used to produce products for export.
Excluding that portion, approximately 10% of bleached segment sales consisted of packaging materials made for the domestic tobacco industry for sale in the United
States.
 Sales for the unbleached segment increased 11.3% in 1994 as a result of a 10.3% increase in volume and a 1% increase in price and product mix. Shipments from our
U. S. operations and from Rigesa were strong during the year. Operating profit for the unbleached segment increased to $51.8 million from $1.6 million in 1993, due mainly to the increase in the volume of unbleached paper shipments and Rigesa's results which showed significant improvement. The Brazilian government's economic plan to control inflation had a positive impact on Rigesa's sales and earnings in 1994.
 Sales for the chemicals segment increased 10.1% from 1993, reflecting a price and product mix improvement of 6.3% and a volume increase of 3.8%. Operating margins for the segment remained strong, with operating profit at $48.4 million, compared to $42.6 million in 1993.
 Other income (expense) increased $20.5 million in 1994 due to gains on property transactions and decreased foreign currency translation losses related to Rigesa. Interest expense increased 31.9% for the year, reflecting a decrease in interest capitalized in connection with our bleached board expansion project, which was completed in late 1993.
 Net income for fiscal 1994 of $103.6 million, or $1.03 per share, decreased from 1993 net income of $104.3 million, or $1.04 per share. Earnings for 1994 included a combined pretax gain of $10.1 million, or $.06 per share, from property transactions which was included in other income. Earnings for 1993 were favorably impacted by $55.2 million, or $.55 per share, for the cumulative effect of the adoption of three new accounting standards. Earnings for 1993 were adversely impacted by $.46 per share, due to a special pretax charge of $43.4 million, or $.26 per share, in connection with a restructuring program designed to improve productivity and permanently reduce costs; a provision of $12.9 million, or $.13 per share, for the impact of an increase in the federal income tax rate;
and an extraordinary charge of $7.4 million, or $.07 per share, from the extinguishment of debt. Although the savings from these initiatives reached planned levels during 1994, the effect on net income of the savings, primarily related to the planned reduction in salaried employees, was more than offset by the intensely competitive conditions existing during the first three quarters of 1994 and by increased interest expense and depreciation. The effective tax rate decreased to 36% for the 1994 fiscal year from 39% in 1993, reflecting the adjustment of the deferred tax reserves in 1993 primarily due to the effect of the increase in the federal income tax rate.

Fourth quarter results
Sales were $778 million for the fourth quarter of 1996, compared to sales of $871 million for the fourth quarter of 1995. In the fourth quarter of 1996, the company recorded net income of $55.6 million, or $.55 per share, compared to net income of $88.9 million, or $.88 per share, for the prior year period.

Dividend reinvestment plan
At year end, 15,380 shareholders, including members of the company's savings and investment plans for salaried and hourly employees, representing 14,547,042 shares of Westvaco common stock, were participants in the company's
Dividend Reinvestment Plan.

Number of shareholders
At year end, the number of individuals and institutions owning Westvaco common shares was about 20,760. This number includes 12,260 members of the company's salaried and hourly savings and investment plans. The plans, established in 1968 and 1995, respectively, hold
13,286,302 shares of Westvaco common stock for the accounts of participants. This represents 13% of the 101,891,044 shares of common stock outstanding at year end.

Payroll and benefit costs
The total cost of payroll and benefits was $664 million, compared with $694 million in 1995. This includes $47.9 million in Social Security taxes in 1996 and $47.7 million in 1995. Payroll and benefit costs were 22% of sales in 1996 and 21% of sales in 1995. Sales per employee have increased 42% in the last five years. In 1991, they stood at $159,363, rising to $226,765 in 1996.

Financial statements

Consolidated statement of income
In thousands, except per share
                                                         Year ended October 31
                                                 1996        1995         1994
Sales                                      $3,045,450  $3,272,447   $2,607,474
Other income [expense]                         29,065      30,297        5,686
                                            3,074,515   3,302,744    2,613,160

Cost of products sold [excludes
 depreciation shown separately
 below]                                     2,173,719   2,266,807    1,921,363
Selling, research and
 administrative expenses                      234,366     235,100      201,540
Depreciation and amortization                 240,411     230,306      219,282
Interest expense                               90,063     100,205      109,069
                                            2,738,559   2,832,418    2,451,254

Income before taxes                           335,956     470,326      161,906

Income taxes                                  123,800     186,900       58,300

Income before extraordinary charge            212,156     283,426      103,606

Extraordinary charge - extinguishment
  of debt, net of taxes                             -      [2,590]           -
Net income                                $   212,156  $  280,836  $   103,606

Per share of common stock:
  Income before extraordinary charge          $  2.09   $    2.80    $    1.03
  Extraordinary charge                              -        [.02]           -
  Net income                                  $  2.09   $    2.78    $    1.03


The accompanying notes are an integral part of these financial statements.

Westvaco Corporation
and consolidated subsidiary companies


Consolidated balance sheet
In thousands
                                                          At October 31
                                                        1996       1995
Assets
Cash and marketable securities                    $  115,368 $  151,823
Receivables                                          277,135    311,366
Inventories                                          263,292    274,144
Prepaid expenses and other current assets             60,300     49,683
  Current assets                                     716,095    787,016
Plant and timberlands:
  Machinery                                        4,249,814  4,082,419
  Buildings                                          558,865    565,081
  Other property, including plant land               204,098    193,506
                                                   5,012,777  4,841,006
  Less:  accumulated depreciation                  2,245,338  2,152,901
                                                   2,767,439  2,688,105
  Timberlands-net                                    248,299    241,324
  Construction in progress                           337,995    210,661
                                                   3,353,733  3,140,090

Other assets                                         367,670    325,626
                                                  $4,437,498 $4,252,732

Liabilities and shareholders' equity

Accounts payable and accrued expenses             $  372,445 $  338,237
Notes payable and current maturities
 of long-term obligations                             27,883     41,191
Income taxes                                          18,609     49,273
  Current liabilities                                418,937    428,701
Long-term obligations                              1,153,447  1,147,020
Deferred income taxes                                655,377    596,460
Shareholders' equity:
  Common stock, $5 par, at stated value
   Shares authorized:  200,000,000
   Shares issued:  102,761,119
   [1995-102,334,244]                                750,457    741,193
  Retained income                                  1,479,025  1,356,408
  Common stock in treasury, at cost
   Shares held:  870,075 [1995-783,033]              [19,745]   [17,050]
                                                   2,209,737  2,080,551
                                                  $4,437,498 $4,252,732


The accompanying notes are an integral part of these financial statements.

Westvaco Corporation
and consolidated subsidiary companies


Consolidated statement of cash flows
In thousands
                                                    Year ended October 31
                                               1996       1995       1994
Cash flows from operating
 activities:
  Net income                              $ 212,156  $ 280,836  $ 103,606
  Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Provision for depreciation
    and amortization                        240,411    230,306    219,282
    Provision for deferred
    income taxes                             49,243     74,057     47,699
    Gains on sales of plant and
    timberlands                              [6,546]    [7,792]   [10,025]
    Pension credit and other
    employee benefits                       [43,716]   [13,851]   [40,736]
    Foreign currency translation
   [gains] losses                               477     [2,561]    11,738
  Net changes in assets and
  liabilities                                61,924    [44,033]    [7,151]
  Other, net                                  7,869      5,682      2,003
 Net cash provided by operating
 activities                                 521,818    522,644    326,416

Cash flows from investing activities:
  Additions to plant and
  timberlands                              [521,598]  [290,053]  [214,751]
  Proceeds from sales of plant
  and timberlands                            67,793     11,754     13,894
  Other, net                                 [4,377]      [909]    [2,983]
Net cash used in investing
 activities                                [458,182]  [279,208]  [203,840]

Cash flows from financing activities:
  Proceeds from issuance of common
  stock                                       5,585     13,237      7,160
  Proceeds from issuance of debt             46,357     96,214    402,457
  Dividends paid                            [89,539]   [77,929]   [73,754]
  Repayment of notes payable and
  long-term obligations                     [62,125]  [201,172]  [429,796]
Net cash used in financing
 activities                                 [99,722]  [169,650]   [93,933]
Effect of exchange rate changes
 on cash                                       [369]     3,034    [10,199]
  [Decrease] increase in cash and
   marketable securities                    [36,455]    76,820     18,444
Cash and marketable securities:
  At beginning of period                     151,823    75,003     56,559
  At end of period                        $  115,368 $ 151,823  $  75,003


The accompanying notes are an integral part of these financial statements.


Westvaco Corporation
and consolidated subsidiary companies

Summary of significant accounting policies
Basis of consolidation and preparation of financial statements: The consolidated financial statements include the accounts of all subsidiaries more than 50% owned. In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounting standards changes: In 1995, the Financial
Accounting Standards Board (FASB) issued Statement of
Financial Accounting Standards (SFAS) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to Be Disposed Of, which establishes accounting standards for the impairment of long-lived assets, certain identifiable assets and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The company is required to adopt the new standard in its fiscal year 1997. Based on the company's evaluation of this standard, the company does not expect the adoption will have a material effect on the company's consolidated financial position or results of operations. Also in 1995, the FASB issued SFAS 123, Accounting for Stock-Based
Compensation.  This standard is effective for the company's
1997 fiscal year. As permitted by the standard, the company plans to continue its current accounting method, but it will make the additional required disclosure in its 1997 financial statements.

Translation of foreign currencies: The functional currency for the company's Brazilian operations is the U.S. dollar, due to the high inflation rate which has existed in that country. Foreign currency asset and liability accounts are remeasured into U.S. dollars at fiscal year-end rates except for inventories, properties and accumulated depreciation, which are translated at historical rates;
revenues and expenses (other than those relating to assets translated at historical rates) are translated at average rates prevailing during the year. Translation gains and losses are included in other income (expense).

Marketable securities: For financial statement purposes, highly liquid securities purchased three months or less from maturity are considered to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out
(LIFO) method for raw materials, finished goods and certain production materials, where allowed for U.S. federal income tax purposes. Cost of all other inventories is determined by the first-in, first-out (FIFO) or average cost method.

Plant and timberlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in other income (expense). Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to income. Costs of reforestation of timberlands are capitalized.

Depreciation and amortization: The cost of plant and equipment is depreciated, generally by the straight-line method, over the estimated useful lives of the respective assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. For certain major projects, the units-of-production method is used until a commercial level of production is reasonably sustained. The cost of standing timber is amortized as timber is cut, at rates determined annually based on the relationship of unamortized timber costs to the estimated volume of recoverable timber.

Revenue recognition: The company recognizes revenues at the point of passage of title, which is at the time of shipment.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.
Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse.

Preoperating costs: Preoperating costs relating to major facilities are deferred and all others are charged to income as incurred. Deferred preoperating costs are amortized over a sixty-month period following commencement of commercial operations of the facility. No preoperating costs were deferred in 1996, 1995 or 1994.

Income per share: Net income per common share is based on the weighted average number of common shares and common share equivalents outstanding during the year.

Environmental matters: Environmental expenditures that increase useful lives are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.



A.  Other income (expense)
Components of other income (expense) are as follows:

In thousands                                     1996       1995      1994

Gains on sales of plant, equipment
 and timberlands                             $  6,546    $ 7,792   $10,025
Interest income                                22,172     14,738     7,832
Foreign currency translation gains
 [losses]                                        [477]     2,561   [11,738]
Other, net                                        824      5,206      [433]
                                              $29,065    $30,297   $ 5,686

B.  Research and development
Expenditures of $38,262,000 (1995-$31,397,000, 1994-$30,642,000) were expensed as incurred.

C.  Income taxes
Income before provision for income taxes consisted of:

In thousands                                     1996       1995       1994

Domestic                                     $257,582   $365,156   $133,616
Foreign                                        78,374    105,170     28,290
                                             $335,956   $470,326   $161,906

The provision for income taxes is composed of:

In thousands                                     1996       1995       1994
Current:
 Federal                                     $ 47,136   $ 58,151    $ 6,632
 State                                         12,610      8,700        728
 Foreign                                       14,811     45,992      3,241
                                               74,557    112,843     10,601

Deferred:
 Federal                                       39,668     56,315     34,771
 State                                          8,977     16,846      9,880
 Foreign                                          598        896      3,048
                                               49,243     74,057     47,699
                                             $123,800   $186,900    $58,300


The net deferred income tax liability at October 31, 1996 and 1995 includes the following components:

In thousands                                         1996          1995
Current deferred tax assets:
 Employee benefits                               $ 20,632      $ 11,339
 Other, net                                        21,484        21,103
                                                   42,116        32,442
Noncurrent deferred tax assets:
 Alternative minimum tax carryforward             125,488       141,069

Noncurrent deferred tax liabilities:
 Depreciation                                     565,754       548,437
 Pension and other employee benefits              100,867        87,979
 State and local taxes                             84,796        81,393
 Other, net                                        29,448        19,720
                                                  780,865       737,529
Total net deferred tax liability                 $613,261      $564,018

The differences (expressed as a percentage of pretax income)
between the U.S. statutory federal income tax rate and the
effective income tax rate as reflected in the accompanying
consolidated statement of income are:
                                                1996       1995       1994

Statutory federal income tax rate               35.0%      35.0%      35.0%
State and local taxes                            4.2        3.5        4.3
Foreign income at other than
U.S. rates                                      [2.5]       2.7       [2.2]
Other items, net                                  .2       [1.5]      [1.1]
Effective tax rate                              36.9%      39.7%      36.0%

At October 31, 1996, for tax purposes, the company had available $125 million of alternative minimum tax credit carryforwards, which do not expire under current laws.
   Provision has not been made for income taxes which would become payable upon remittance of $205 million of the October 31, 1996 undistributed earnings of certain foreign subsidiaries representing that portion of such earnings which the company considers to have been indefinitely reinvested in the subsidiaries, principally in Brazil. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.



D.  Current assets
Marketable securities of $53,233,000 (1995-$90,080,000) are
valued at cost, which approximates market value. Receivables include $7,534,000 from sources other than trade (1995-$9,055,000) and have been reduced by allowances for discounts and doubtful accounts of $14,822,000 (1995-$15,550,000).
Inventories at October 31 are composed of:

In thousands                                             1996        1995
Raw materials                                        $ 61,094    $ 71,998
Production materials, stores and supplies              78,850      77,769
Finished and in process goods                         123,348     124,377
                                                     $263,292    $274,144

If inventories had been valued at current cost, they would have been $385,463,000 in 1996 (1995-$415,431,000).

E.  Accounts payable and accrued expenses
Accounts payable and accrued expenses at October 31 consist of:

In thousands                                             1996        1995
Accounts payable:
  Trade                                              $146,496    $121,683
  Other                                                21,243       9,890
Accrued expenses:
  Taxes, other than income                             19,451      19,535
  Interest                                             25,775      26,263
  Payroll and employee benefit costs                   92,533     103,502
  Other                                                66,947      57,364
                                                     $372,445    $338,237

F.  Interest capitalization
In 1996, $105,312,000 of interest cost was incurred (1995-$107,501,000,
1994-$114,947,000) of which $15,249,000 was capitalized
(1995-$7,296,000, 1994-$5,878,000).

G.  Cash flows
Changes in assets and liabilities are as follows:

In thousands                                 1996       1995        1994
[Increase] decrease in:
   Receivables                           $ 36,679   $[41,974]   $[41,602]
   Inventories                             11,155    [37,911]     35,968
   Prepaid expenses
    and other current assets                 [943]    [2,287]      2,650
Increase [decrease] in:
   Accounts payable and
    accrued expenses                       45,764      6,153      [5,951]
   Income taxes payable                   [30,731]    31,986       1,784
                                         $ 61,924   $[44,033]   $ [7,151]

Reconciliation of capital expenditures on a cash basis:

In thousands                                 1996       1995       1994
New investment in plant and
 timberlands                             $510,902   $309,020   $207,257
Less:  debt assumed                           [62]      [159]       [10]
        net change in related
         current liabilities               10,758    [18,808]     7,504

Cash additions to plant and
  timberlands                            $521,598   $290,053   $214,751

Cash payments for interest excluding amounts capitalized were $87,060,000 in 1996 (1995-$103,313,000, 1994-$118,850,000).
Cash payments for income taxes were $105,220,000 in 1996
(1995-$78,563,000, 1994-$15,775,000).

H.  Leasing activities and other commitments
The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options which allow the company to extend lease terms for periods up to 25 years, or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase.
   The company has no significant capital lease liabilities. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months, are as follows:

                                                          Operating
In thousands                                                 leases
1997                                                        $22,205
1998                                                         17,488
1999                                                         13,460
2000                                                          9,899
2001                                                          8,232
Later years                                                  47,083
Minimum lease payments                                    $ 118,367

Rental expense under operating leases was $36,629,000 in 1996
(1995-$33,973,000, 1994-$30,657,000).
   At October 31, 1996, commitments required to complete currently authorized capital projects are $735 million.

I.  Notes payable and long-term obligations
At October 31, 1996, notes payable and long-term obligations include:

In thousands                                       Current    Noncurrent
Debentures:
     9.65%, due 2002                                          $  100,000
     9 3/4%, due 2020                                            100,000
Sinking Fund Debentures:
     7%, due 2004-2023                                           150,000
     7.75%, due 2004-2023                                        150,000
     8 1/8%, due 1997-2007                         $ 2,350        26,500
     8.30%, due 2003-2022                                        125,000
     10 1/8%, due 2000-2019                                      100,000
     10 1/4%, due 1999-2018                                      100,000
     10.30%, due 2000-2019                                       100,000
Pollution Control Revenue Bonds:
     5.2-6.2%, due 1998-2008                                       9,200
     5.85-6.65%, due 2004-2018                                    26,620
     5 7/8-5.9%, due 1997-2003                         965        11,435
     5 7/8-6.2%, due 1997-2007                         400        13,030
     6 3/8%, due 2026                                              5,740
     7 1/8-7 1/2%, due 1997-2001                       300         4,300
     8 1/4%, due 2000-2010                                         4,100
     9 1/8-9.6%, due 2006-2015                                    10,100
     10 1/2%, due 2004                                             1,500
Industrial Revenue Bonds:
     7%, due 1999-2009                                            15,300
Economic Development Bonds:
     8 3/4%, due 2000-2010                                         4,300
Notes payable and other                             23,868        96,322
                                                   $27,883    $1,153,447

Outstanding noncurrent obligations maturing in the four years after 1997 are (in millions): 1998-$31.0; 1999-$18.5; 2000-$30.4; 2001-$31.3.
 Westvaco is a party to a revolving credit agreement for $400 million. Borrowings under the agreement may be in unsecured domestic or Eurodollar notes and may be at rates approximating prime or the London Interbank Offered Rate, at the company's option. There is a nominal commitment fee on the unused funds.
The company also has available $75 million of additional unsecured domestic lines of credit at interest rates approximating the prime rate. There were no borrowings under any of these facilities during 1996 or 1995.
 During the 1995 third quarter, the company retired, at a premium, $63,750,000 of 12.3% debentures due in 2015. The transaction resulted in an extraordinary charge of $2,590,000, net of an income tax benefit of $1,690,000.
 At October 31, 1996, the book value of financial instruments included in notes payable and long-term obligations was $1,128,333,000 (1995-$1,129,849,000), and the fair value was estimated to be $1,192,986,000 (1995-$1,226,188,000).  The
company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.


J.  Foreign subsidiaries
Income of foreign subsidiaries included in consolidated net income amounted to
$62,965,000 in 1996 (1995-$58,282,000, 1994-$22,001,000).

Results of operations for Rigesa, Ltda., our Brazilian operating subsidiary, were as follows:

In thousands                                   1996       1995       1994
Sales                                      $237,303   $247,424   $151,941

Net income                                 $ 48,613   $ 52,792   $ 15,900

Dividends received from foreign subsidiaries amounted to $6,434,000 in 1996 (1995-$25,349,000, 1994-$8,275,000). Assets
of these subsidiaries, principally Rigesa, included in the consolidated balance sheet are $342,798,000 (1995-$290,230,000).


K.  Shareholders' equity
In 1995, the Board of Directors declared a three-for-two split of the common stock in the form of a 50% stock dividend. As a result, $170,481,000 ($5 for each share issued pursuant to the stock split) was transferred from retained earnings to the common stock account.


Changes in shareholders' equity for 1994, 1995 and 1996 are summarized below:

                                                           Common stock

Dollars in thousands                                Shares       Amount
Balance at October 31, 1993                     67,385,798     $545,166
  Net income                                            -            -
  Cash dividends                                        -            -
  Issuances                                        211,429        5,701
  Repurchases of common stock                           -            -
  Sales of treasury stock to
  benefit and dividend
  reinvestment plans                                    -           398
Balance at October 31, 1994                     67,597,227      551,265
  Net income                                            -            -
  Cash dividends                                        -            -
  Issuances                                        640,911       19,447
  Repurchases of common stock                           -            -
  Three-for-two stock split                     34,096,106      170,481
Balance at October 31, 1995                    102,334,244      741,193
  Net income                                            -            -
  Cash dividends                                        -            -
  Issuances                                        426,875        9,264
  Repurchases of common stock                           -            -
Balance at October 31, 1996                    102,761,119     $750,457



                                                       Retained
                                    Treasury stock       income

Dollars in thousands             Shares     Amount       Amount
Balance at October 31, 1993     499,887    $15,308   $1,294,130
  Net income                         -          -       103,606
  Cash dividends                     -          -       [73,754]
  Issuances                          -          -            -
  Repurchases of common stock     9,025        329           -
  Sales of treasury stock to
  benefit and dividend
  reinvestment plans            [78,503]    [2,405]          -
Balance at October 31, 1994     430,409     13,232    1,323,982
  Net income                         -          -       280,836
  Cash dividends                     -          -       [77,929]
  Issuances                          -          -            -
  Repurchases of common stock    96,540      3,818           -
  Three-for-two stock split     256,084         -      [170,481]
Balance at October 31, 1995     783,033     17,050    1,356,408
  Net income                         -          -       212,156
  Cash dividends                     -          -       [89,539]
  Issuances                          -          -            -
  Repurchases of common stock    87,042      2,695           -
Balance at October 31, 1996     870,075    $19,745   $1,479,025


Treasury shares are sold at market prices to the company's savings and investment and dividend reinvestment plans with the excess of market value over cost credited to the common stock account. There were no purchases in 1994, 1995 or 1996 under the stock repurchase program authorized in 1987 by the Board of Directors.
 At October 31, 1996, there were 44,170 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue.
 Pursuant to its Shareholder Rights Plan, the company in 1987 declared a dividend distribution of one right for each outstanding share of common stock. The rights expire in December 1997. Initially, the rights will not be exercisable, certificates will not be sent to shareholders, and will automatically trade with the common stock.
 The plan provides that each right when exercisable entitles the registered holder to purchase from the company a unit consisting of one one-hundredth share of Series A Junior Participating Preferred Stock at an exercise price of $150 per unit. The rights will become exercisable and separate certificates representing the rights will be distributed 15 business days (or such later date as may be determined by the company's Board of Directors) after a person or group either acquires 20% or more of the company's outstanding common shares or announces an offer the consummation of which would result in ownership by a person or group of 30% or more of the company's outstanding common shares.
 In general, if a person or group exceeds 20% ownership other than pursuant to certain offers for all the company's shares, if after someone acquires 20% or more of the outstanding shares the company merges with any party and its shares are exchanged, or 50% or more of the company's earning power or assets are sold, then the holder of each right other than in certain instances a holder of 20% or more of the outstanding common shares may purchase common shares, or the equivalent, worth twice the exercise price of $150. In lieu of the right to purchase stock, the Board of Directors in its sole discretion, following the acquisition by a person or group of 20% or more of the outstanding shares and before any person acquires 50% or more of the outstanding shares, may cause each outstanding right, other than those held by the 20% or more holder, to be exchanged automatically for one share of common stock or a fraction of a share of preferred stock which is the economic equivalent of one share of common stock. The company generally may redeem each right for $.05 until 15 days after someone acquires 20% or more of the outstanding common shares. The plan may be amended by the Board of Directors in most respects prior to the date the rights become exercisable.

L.  Stock option plans
 The company has stock option plans that provide for the granting of stock options and stock appreciation rights to key employees and nonmanagement directors. Stock options may be granted with or without appreciation rights and are granted at market value. They are exercisable after a period of six months to one year and expire not later than ten years from the date of grant. The company also may grant, to employees, options with limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control.
 In 1995, the shareholders approved a new Salaried Employee
Stock Incentive Plan which provides for the granting of stock options and stock appreciation rights for an additional 4,837,500 shares of common stock. In 1995, the shareholders also approved a new Non-Employee Director Stock Incentive Plan for the granting of stock options and stock appreciation rights up to 112,500 shares. These 1995 plans are substantially the same as the existing plans.
 The following table summarizes activity in the plans for 1995 and 1996. At October 31, 1996, 3,313,489 outstanding options have related stock appreciation rights, including 3,062,197 with limited stock appreciation rights. At October 31, 1996 and 1995, respectively, 3,468,832 and 3,675,245 options were exercisable. At October 31, 1994, all outstanding options were exercisable.

                                                Options   Price per share
Outstanding at October 31, 1994               5,036,134      $11.11-24.25
  Granted                                       937,650             26.50
  Exercised                                  [1,745,494]      11.11-26.50
  Cancelled                                     [17,322]      18.33-26.50
Outstanding at October 31, 1995               4,210,968       13.04-26.50
  Granted                                       984,392             25.06
  Exercised                                    [756,911]      13.04-26.50
  Cancelled                                        [225]            23.08
Outstanding at October 31, 1996               4,438,224       18.33-26.50

There were 3,428,835 shares available for grant as of October 31, 1996 (1995-4,413,002, 1994-393,173).


M. Employee retirement, postretirement and postemployment benefits

Pension and retirement plans
     The company provides retirement benefits for substantially all domestic employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded benefit plan. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the hourly paid plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements.
 The 1996 net pension credit relating to employee pension and retirement benefits was $37,834,000 (1995-$33,926,000, 1994-$42,089,000).
The net pension credits reflect cumulative favorable investment returns on plan assets. The 1995 credit also reflects changes in certain economic assumptions. The components of the net pension credit for 1996, 1995 and 1994 are as follows:

   In thousands                                  1996       1995       1994
   Service cost-benefits earned
   during the period                         $ 22,168   $ 21,895   $ 22,693
   Interest cost on projected
   benefit obligation                          61,890     58,562     53,459
   Actual return on plan assets              [216,244]  [261,720]   [69,598]
   Net amortization and deferrals              94,352    147,337    [48,643]

   Net pension credit                        $[37,834]  $[33,926]  $[42,089]

   The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheet at October 31, based on a valuation date of July 31:

   In thousands                                         1996        1995
   Actuarial present value of
   benefit obligations:
     Accumulated benefit obligation,
     including vested benefits of
     $[724,180](1995-$[668,196])                  $ [752,438] $ [694,696]

     Projected benefit obligation                 $ [869,820] $ [815,026]

   Plan assets at fair value:
     Mainly listed stocks, including
     $71 million of company stock,
     and money market and fixed
     income investments                            1,453,658   1,274,951
   Plan assets in excess of projected
     benefit obligation                              583,838     459,925
   Unrecognized net gain from past
   experience different from that
   assumed                                          [276,826]   [175,996]
   Unrecognized prior service cost                    51,768      39,873
   Unrecognized net transition asset                 [36,786]    [43,445]

   Net prepaid pension cost included
   in consolidated balance sheet                  $  321,994  $  280,357

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.75% and 5.5%, respectively, in 1996, 1995 and 1994. The expected long-term rate of return on plan assets used in determining net pension cost was 9.75% for 1996 and 1995 and 10.5% for 1994. The net prepaid pension cost, from the previous table, is included in other assets except for an obligation of $17.7 million for an unfunded excess benefit plan which is recorded as a long-term liability.

Postretirement benefits
The company provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits is funded.


 The components of net periodic postretirement benefits cost for the fiscal years ended October 31, 1996, 1995 and 1994 are as follows:

In thousands                                        1996       1995       1994
Service cost-benefits earned
  during the period                               $1,200     $1,300     $1,600
Interest cost                                      1,600      1,800      1,900
Net amortization                                    [400]      [300]        -
Net periodic postretirement benefits cost         $2,400     $2,800     $3,500

The accumulated postretirement benefit obligation as of July
31, the valuation date, was as follows:

In thousands                                              1996       1995
Retirees                                               $11,000    $13,800
Fully eligible active employees                          4,200      4,600
Other active participants                                6,200      5,000
                                                        21,400     23,400
Unrecognized net gain                                    8,000      5,900
Accrued postretirement benefits cost included
  in consolidated balance sheet                        $29,400    $29,300

The discount rate used in determining the accumulated benefit obligation was 7.75% for 1996 and 1995. The annual rate of increase in health care costs was assumed at 11% for 1995, 8% for 1996 and decreasing ratably to a 4.5% annual rate in 2000 and remaining at that level thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the July 31, 1996 accumulated postretirement benefit obligation by $300,000 and the net postretirement benefits cost for 1996 by $100,000.

Postemployment benefits
The company provides limited postemployment benefits to former or inactive employees including short-term disability, workers' compensation and severance.

N.  Legal and environmental matters
The company is involved in various legal proceedings and environmental actions, generally arising in the normal course of its business. Although the ultimate outcome of such matters cannot be predicted with certainty, the company and its general counsel believe that their ultimate resolution will not have a material adverse effect on the company's consolidated financial position or results of operations.

O.  Business segment information
The company's principal business segments are the manufacture of bleached and unbleached paper, paperboard and packaging products and speciality chemicals. Westvaco is a leading manufacturer of paper for high-quality graphic reproduction, it converts paper and paperboard into a variety of endproducts, manufactures speciality chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. The markets in which the company sells its products are affected by several factors, including industry capacities and the level of economic growth in domestic and international markets. The principal markets for Westvaco's products are in the United States. The company owns 1.5 million acres of timberland in the United States and Brazil. Westvaco's Cooperative Forest Management Program provides an additional source of wood fiber for its mills from the 1.4 million acres covered by the program. In Brazil, the company is a major producer of paperboard and corrugated packaging for the markets of that country. Rigesa, a wholly owned Brazilian subsidiary, is subject to Brazil's continuing inflation and currency fluctuations, which have moderated significantly as a result of various governmental actions in the last two years. Westvaco also exports products from both the United States and Brazil to other countries throughout the world.

Information about the company's operations and policies in different lines of business are as follows:

  Bleached paper, paperboard and packaging products: The company manufactures bleached products at four domestic mills and markets those products as pulp, printing grade papers and board, envelopes, food containers, folding cartons and cartons for liquid products. Company woodlands provide significant volumes of wood fiber to these mills. Sales of printing grade papers and board accounted for 42% of consolidated sales for 1996 (1995-41%, 1994-40%). Sales of envelopes accounted for 11% of consolidated sales in 1996 (1995-10%, 1994-11%). Folding carton sales accounted for 11% of consolidated sales in 1996 (1995-8%, 1994-9%).
  Unbleached paper, paperboard and packaging products: The company manufactures unbleached products at four mills, including two in Brazil, and markets those products as kraft paper and board and corrugated shipping containers. Company woodlands provide significant volumes of wood fiber to these mills. Sales of corrugated shipping containers accounted for 8% of consolidated sales for 1996 (1995-16%, 1994-14%), reflecting the sale of the domestic corrugated box business in fiscal 1996. Sales of kraft paper and board accounted for 14% of consolidated sales for 1996 (1995 and 1994-10%).
  Chemicals: The company manufactures specialty chemical products at four domestic locations. Major product groups are: activated carbon products and services; printing ink resins and lignin-based surfactants; tall oil fatty acid, rosin and derivative products.
   The company's land development activities have been included in corporate items.
   Segment sales include intersegment sales valued at market prices.
   Segment operating profit is revenue less allocable operating expenses. General net corporate expense includes nonoperating overhead, research and development expenditures, interest expense and interest and other income (expense).
   Segment identifiable assets are those which are directly used in segment operations. Corporate assets are principally marketable securities, certain nontrade receivables, prepaid items and other assets.
   In 1996, sales to a single customer accounted for approximately 11% of consolidated sales primarily from the company's bleached segment.
   Export sales from the United States amounted to $444,663,000 in 1996 (1995-$448,361,000, 1994-$344,394,000).
Total export sales, including exports from our Brazilian subsidiary, were $453,586,000 in 1996 (1995-$454,237,000,
1994-$353,974,000).

Financial information by business segment follows:

In millions                                       1996        1995        1994
Sales
Bleached
  Sales to unaffiliated companies             $2,054.9    $2,090.0    $1,677.8
  Intersegment sales                               3.9         5.1         3.6
    Total                                      2,058.8     2,095.1     1,681.4
Unbleached
  Sales to unaffiliated companies                692.9       894.9       676.0
  Intersegment sales                               1.1         7.6         5.5
    Total                                        694.0       902.5       681.5
Chemicals
  Sales to unaffiliated companies                281.8       269.3       236.2
  Intersegment sales                              18.6        18.2        13.7
    Total                                        300.4       287.5       249.9
Corporate items
  Sales to unaffiliated companies                 15.9        18.2        17.5
  Eliminations                                   [23.6]      [30.9]      [22.8]
    Total                                         [7.7]      [12.7]       [5.3]

  Consolidated sales                          $3,045.5    $3,272.4    $2,607.5

Operating profit
Bleached                                      $  315.5    $  394.6    $  242.1
Unbleached                                       134.7       221.2        51.8
Chemicals                                         54.9        43.9        48.4
Corporate items                                 [169.1]     [189.4      [180.4]

  Consolidated income before taxes            $  336.0    $  470.3    $  161.9

Depreciation and amortization
Bleached                                      $  170.1    $  157.2    $  147.1
Unbleached                                        50.2        55.1        56.1
Chemicals                                         13.7        12.5        11.2
Corporate items                                    6.4         5.5         4.9
  Consolidated depreciation and
   amortization                                $ 240.4    $  230.3    $  219.3

Capital expenditures
Bleached                                      $  314.3    $  164.0    $  118.1
Unbleached                                       123.2       110.0        57.5
Chemicals                                         57.4        25.4        25.7
Corporate items                                   16.0         9.6         6.0

  Consolidated capital expenditures           $  510.9    $  309.0    $  207.3

Identifiable assets
Bleached                                      $2,936.0    $2,785.5    $2,709.8
Unbleached                                     1,056.8     1,083.1       953.1
Chemicals                                        246.6       193.2       166.8
Corporate items                                  198.1       190.9       153.3
Consolidated assets                           $4,437.5    $4,252.7    $3,983.0


P.  Selected quarterly information [unaudited]

In thousands, except per share data

Quarter                                      1996       1995(a)       1994(b)
Sales
First                                  $  748,728   $  741,675    $  577,254
Second                                    760,284      804,622       626,436
Third                                     757,715      854,567       641,270
Fourth                                    778,723      871,583       762,514
  Year                                 $3,045,450   $3,272.447    $2,607,474

Gross profit
First                                  $  170,463   $  151,139    $   94,211
Second                                    155,370      192,831       106,947
Third                                     149,498      214,490       111,467
Fourth                                    163,705      222,904       160,028
  Year                                 $  639,036   $  781,364    $  472,653

Net income before extraordinary charge
First                                  $   62,387   $   49,317    $   15,817
Second                                     50,554       65,030        16,284
Third                                      43,619       80,153        20,173
Fourth                                     55,596       88,926        51,332
  Year                                 $  212,156   $  283,426    $  103,606

Net income
First                                  $   62,387   $   49,317    $   15,817
Second                                     50,554       65,030        16,284
Third                                      43,619       77,563        20,173
Fourth                                     55,596       88,926        51,332
  Year                                 $  212,156   $  280,836    $  103,606

Net income per common share before extraordinary charge
First                                       $ .61        $ .49         $ .16
Second                                        .50          .64           .16
Third                                         .43          .79           .20
Fourth                                        .55          .88           .51
 Year                                       $2.09        $2.80         $1.03

Net income per common share
First                                       $ .61        $ .49         $ .16
Second                                        .50          .64           .16
Third                                         .43          .77           .20
Fourth                                        .55          .88           .51
 Year                                       $2.09        $2.78         $1.03


(a) Results for the 1995 third quarter include an extraordinary charge of $2.6 million, or $.02 per share, from the extinguishment of high interest rate debt.

(b) Results for the 1994 first quarter include a combined pretax gain of $10.1 million, or $.06 per share, resulting from the sale of property and the sale of an operating lease.


Responsibility for financial statements

Management is responsible for the information and representations in the consolidated financial statements and related notes which appear on pages 18 through 31 as well as all other financial information contained in this report. These financial statements were prepared in accordance with generally accepted accounting principles and by necessity include some amounts determined using informed estimates and judgments.
 Management is responsible for establishing and maintaining a system of internal control. The company's accounting systems include internal controls which management believes provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. In establishing the basis for reasonable assurance, management balances the cost of the internal controls with the benefits they provide. Additionally, it has long been the policy of the company to work to conduct its business affairs in accordance with high ethical standards, as set forth in the Westvaco Memorandum on Business Conduct.
 The company's independent accountants, Price Waterhouse LLP, were engaged to audit the consolidated financial statements and were responsible for conducting their audit in accordance with generally accepted auditing standards. The appointment of Price Waterhouse LLP as the company's independent accountants by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. Their report immediately follows this statement.
 The Audit Committee of the Board of Directors, composed solely of nonmanagement directors, meets several times each year. The committee meets with the company's management, the internal audit manager and the independent accountants, to discuss accounting and financial reporting matters and the nature, scope and results of audits. The Audit Committee meets with the independent accountants both with and without the presence of management. The committee also meets with the company's general counsel to review litigation issues. The independent accountants and the internal audit manager have full and free access to the Audit Committee.



John A. Luke, Jr.
Chairman, President and
Chief Executive Officer


James E. Stoveken, Jr.
Senior Vice President



Report of independent accountants

To the Board of Directors and
Shareholders of
Westvaco Corporation

In our opinion, the consolidated financial statements appearing on pages 18 through 31 of this report present fairly, in all material respects, the financial position of Westvaco Corporation and its subsidiaries at October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

1177 Avenue of the Americas, New York, New York
November 18, 1996

An eleven- year comparison

Year ended October 31                         1996       1995        1994

Earnings (in thousands)
Sales                                   $3,045,450 $3,272,447  $2,607,474
Net income before
 extraordinary charge
 and cumulative effect of
 accounting changes                        212,156    283,426     103,606
Extraordinary charge -
 extinguishment of debt,
 net of taxes                                    -     [2,590]          -
Cumulative effect of
 accounting changes,
 net of taxes                                    -          -           -
Net income                                 212,156    280,836     103,606
Depreciation and amortization              240,411    230,306     219,282

Common stock
Number of common shareholders               20,760     20,490      13,890
Weighted average number of shares
 outstanding (in thousands)                101,737    101,190     100,581
Cash dividends (in thousands)              $89,539    $77,929     $73,754
Per share:
 Net income before extraordinary
 charge and cumulative effect of
 accounting changes                          $2.09      $2.80       $1.03
Extraordinary charge -
 extinguishment of debt                          -       [.02]          -
Cumulative effect of accounting
 changes                                         -          -           -
Net income                                    2.09       2.78        1.03
Dividends                                      .88        .77     .73 1/3
Book value                                   21.69      20.49       18.48

Financial position (in
 thousands)
Working capital                         $  297,158 $  358,315  $  268,987
Current ratio                                  1.7        1.8         1.7
Plant and timberlands, net              $3,353,733 $3,140,090  $3,063,351
Total assets                             4,437,498  4,252,732   3,982,993
Long-term obligations                    1,153,447  1,147,020   1,234,300
Shareholders' equity                     2,209,737  2,080,551   1,862,015
Debt to total capital                           29%        30%         34%

Operations (in thousands,
 except for number of
 employees)
Primary production of paper,
 paperboard and market pulp
 (in tons)                                   3,001      3,105       2,848
New investment in plant and
 timberlands                              $510,902   $309,020    $207,257
Acres of timberlands owned                   1,452      1,453       1,453
Employees                                   13,430     14,300      14,170

Westvaco Corporation
and consolidated subsidiary companies


An eleven- year comparison

Year ended October 31                         1993       1992        1991

Earnings (in thousands)
Sales                                   $2,344,560 $2,335,617  $2,301,204
Net income before
 extraordinary charge
 and cumulative effect of
 accounting changes                         56,512    135,912     137,398
Extraordinary charge -
 extinguishment of debt,
 net of taxes                               [7,351]         -           -
Cumulative effect of
 accounting changes,
 net of taxes                               55,180          -           -
Net income                                 104,341    135,912     137,398
Depreciation and amortization              194,994    183,052     179,354

Common stock
Number of common shareholders               14,570     14,970      15,020
Weighted average number of shares
 outstanding (in thousands)                 99,954     99,179      98,353
Cash dividends (in thousands)              $73,301    $72,756     $69,676
Per share:
 Net income before extraordinary
 charge and cumulative effect of
 accounting changes                          $0.56      $1.37       $1.40
Extraordinary charge -
 extinguishment of debt                       [.07]         -           -
Cumulative effect of accounting
 changes                                      0.55          -           -
Net income                                    1.04       1.37        1.40
Dividends                                  .73 1/3    .73 1/3     .70 5/6
Book value                                   18.18      17.84       17.21

Financial position (in
 thousands)
Working capital                         $  243,959 $  318,883  $  309,726
Current ratio                                  1.7        1.9         2.0
Plant and timberlands, net              $3,077,505 $2,838,143  $2,674,623
Total assets                             3,927,837  3,703,914   3,461,818
Long-term obligations                    1,258,312  1,055,473     969,731
Shareholders' equity                     1,823,988  1,777,080   1,699,463
Debt to total capital                           35%        31%         31%

Operations (in thousands,
 except for number of
 employees)
Primary production of paper,
 paperboard and market pulp
 (in tons)                                   2,626      2,595       2,587
New investment in plant and
 timberlands                              $442,168   $352,233    $321,870
Acres of timberlands owned                   1,462      1,468       1,483
Employees                                   14,440     14,520      14,440

Westvaco Corporation
and consolidated subsidiary companies

An eleven- year comparison

Year ended October 31                         1990       1989        1988

Earnings (in thousands)
Sales                                   $2,410,751 $2,284,059  $2,133,889
Net income before
 extraordinary charge
 and cumulative effect of
 accounting changes                        188,236    223,090     200,434
Extraordinary charge -
 extinguishment of debt,
 net of taxes                                    -          -           -
Cumulative effect of
 accounting changes,
 net of taxes                                    -          -           -
Net income                                 188,236    223,090     200,434
Depreciation and amortization              168,948    155,684     139,845

Common stock
Number of common shareholders               15,630     15,530      15,730
Weighted average number of shares
 outstanding (in thousands)                 97,531     97,111      97,015
Cash dividends (in thousands)              $65,808    $60,834     $53,668
Per share:
 Net income before extraordinary
 charge and cumulative effect of
 accounting changes                          $1.93      $2.30       $2.07
Extraordinary charge -
 extinguishment of debt                          -          -           -
Cumulative effect of accounting
 changes                                         -          -           -
Net income                                    1.93       2.30        2.07
Dividends                                  .67 1/2    .62 2/3     .55 1/3
Book value                                   16.53      15.27       13.59

Financial position (in
 thousands)
Working capital                         $  370,062 $  328,204  $  317,627
Current ratio                                  2.2        2.1         2.2
Plant and timberlands, net              $2,539,149 $2,239,975  $1,871,328
Total assets                             3,331,966  2,960,945   2,512,825
Long-term obligations                      961,294    767,951     576,577
Shareholders' equity                     1,618,667  1,488,433   1,318,267
Debt to total capital                           32%        29%         26%

Operations (in thousands,
 except for number of
 employees)
Primary production of paper,
 paperboard and market pulp
 (in tons)                                   2,512      2,499       2,488
New investment in plant and
 timberlands                              $472,064   $536,932    $392,954
Acres of timberlands owned                   1,487      1,467       1,462
Employees                                   15,040     14,960      14,750

Westvaco Corporation
and consolidated subsidiary companies


An eleven- year comparison

Year ended October 31                            1987          1986

Earnings (in thousands)
Sales                                      $1,903,606    $1,811,937
Net income before
 extraordinary charge
 and cumulative effect of
 accounting changes                           146,191       108,096
Extraordinary charge -
 extinguishment of debt,
 net of taxes                                       -             -
Cumulative effect of
 accounting changes,
 net of taxes                                       -             -
Net income                                    146,191       108,096
Depreciation and amortization                 129,723       121,603

Common stock
Number of common shareholders                  15,330        15,290
Weighted average number of shares
 outstanding (in thousands)                    97,467        97,374
Cash dividends (in thousands)                 $45,494       $39,390
Per share:
 Net income before extraordinary
 charge and cumulative effect of
 accounting changes                             $1.50         $1.11
Extraordinary charge -
 extinguishment of debt                             -             -
Cumulative effect of accounting
 changes                                            -             -
Net income                                       1.50          1.11
Dividends                                     .46 2/3       .40 4/9
Book value                                      12.10         11.11

Financial position (in
 thousands)
Working capital                            $  311,768    $  352,267
Current ratio                                     2.3           2.8
Plant and timberlands, net                 $1,625,582    $1,492,743
Total assets                                2,213,990     2,060,066
Long-term obligations                         489,630       526,395
Shareholders' equity                        1,178,356     1,082,791
Debt to total capital                              25%           28%

Operations (in thousands,
 except for number of
 employees)
Primary production of paper,
 paperboard and market pulp
 (in tons)                                      2,386         2,351
New investment in plant and
 timberlands                                 $279,590      $250,363
Acres of timberlands owned                      1,458         1,477
Employees                                      14,670        15,110

Westvaco Corporation
and consolidated subsidiary companies