Form 10-K, Exhibit 13
period 1997-10-31
WESTVACO CORP
filed 1997-11-25
CIK 106498

Highlights of the year


                                          1997               1996

Sales                               $2,982,288,000     $3,045,450,000

Net income                          $  162,700,000     $  212,156,000

Net income per common share                  $1.60              $2.09

Common stock dividends              $   89,778,000     $   89,539,000

Dividends per common share                    $.88               $.88

Capital expenditures                $  613,896,000     $  510,902,000


Sales by quarter             Earnings by quarter
In millions                  In millions                    Per share
Quarter    1997     1996     Quarter    1997    1996     1997       1996
First    $  736   $  749     First    $ 35.5  $ 62.4    $ .35      $ .61
Second      725      760     Second     38.0    50.6      .37        .50
Third       738      758     Third      37.5    43.6      .37        .43
Fourth      783      778     Fourth     51.7    55.6      .51        .55
Total    $2,982   $3,045     Total    $162.7  $212.2    $1.60      $2.09


Quarterly dividends per share          Quarterly price ranges of stock*
                                               1997              1996
Quarter      1997     1996     Quarter   High       Low      High       Low
First        $.22     $.22     First  $30 1/2   $27 1/8   $29 1/4   $24 1/2
Second        .22      .22     Second  29 7/8    25        32        28
Third         .22      .22     Third   33 3/4    27 7/8    33 1/8    27 3/8
Fourth        .22      .22     Fourth  37 1/2    31 3/16   30 1/4    27 1/2
Total        $.88     $.88


  * This table reflects the range of market prices of Westvaco common stock as quoted in the New York Stock Exchange - Composite
Transactions. The New York Stock Exchange is the principal market in which the securities are traded.

Westvaco Corporation
and consolidated subsidiary companies


Management's discussion and analysis of financial condition and results of operations

Liquidity and capital resources
At October 31, 1997, the ratio of current assets to current liabilities was 2.0, compared to 1.7 and 1.8 in 1996 and 1995, respectively. The twelve-month average collection period for trade receivables was 32 days in 1997, 1996 and 1995. Cash and marketable securities increased $60 million, reflecting increased financing activities offset by increased capital expenditures and lower cash from operations. Cash flows from operations were $391 million for 1997, compared to $522 million in 1996 and $523 million in 1995. The decline was principally due to lower net income and changes in working capital items, primarily higher receivables and inventories and lower accounts payable and accrued expenses. Receivables increased 8.5% in 1997 due to stronger sales in the latter part of the fourth quarter and increased export shipments.
   New investment in plant and timberlands was $614 million for 1997, compared to $511 million in 1996 and $309 million in 1995. Cash payments for these investments totaled $621 million in 1997, $522 million in 1996 and $290 million in 1995. The increase in capital expenditures is related to projects including paper machine improvements, the construction of the Chemical Division's new carbon plant in Wickliffe, KY, improvements to the chemical recovery and wood handling systems at the bleached board mill in Covington, VA, and the removal of elemental chlorine from all of our pulp bleaching processes. At October 31, 1997, the amounts committed to complete all authorized capital projects were $484 million. Capital expenditures for 1998 and for each of the next several years are expected to be approximately $600 million, primarily in support of the company's strategy of product and service differentiation. The company may from time to time use debt to supplement its internal cash flows to support future levels of capital investments as it has in the past.
   Cash flows from financing activities for 1997 included the issuance of $150 million of 7.65% thirty-year sinking fund debentures in March 1997 and $150 million of 7 1/2% thirty-year sinking fund debentures in June 1997. The funds are to be used for capital spending and general purposes. The company issued $80 million of 7.67% thirty-year revenue bonds in January to finance the construction of the carbon plant in Wickliffe, KY. At October 31, 1997, the company had no outstanding commercial paper but may utilize commercial paper as it has in the past. During the fourth quarter, the company amended its revolving credit agreement to increase it to $500 million. There were no borrowings during the year under this arrangement. The ratio of debt to total capital employed was 34% at October 31, 1997, compared to 29% in 1996 and 30% in 1995. In 1997, the Board of Directors authorized the periodic repurchase of the company's common stock to satisfy issuances under its stock option plans. During 1997, 500,000 shares were purchased at a cost of $17 million and 239,542 shares were issued out of treasury to satisfy stock option exercises.

   Environmental matters: The company operates in an industry subject to extensive environmental regulations. Capital expenditures for pollution control facilities may increase over time as a result of additional regulation of industry by the U.S. Environmental Protection Agency (EPA).
   In 1995, the company authorized removal of elemental chlorine from all of its pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $100 million, represents a major step already taken by Westvaco in addressing new EPA regulations for the U.S. pulp and paper industry regarding air and water quality. These regulations, which have long been anticipated, were just announced in November 1997; they have not as yet been published as we prepare this report. It is expected that implementation of these new regulations will be required over the next several years. In the next few months, as the regulations become final and available for review, the company expects to reduce substantially the upper end of the range of its previously estimated compliance costs, which have been in the range of $175 to $400 million, including expenditures already incurred. Downward revisions to its previously estimated additional operating costs, which were in the range of $25 to $50 million pretax annually, are also anticipated.

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

   Accounting changes: In 1998, the company will adopt the provisions of American Institute of Certified Public Accountants Statement of Position 96-1, Environmental Remediation Liabilities, and believes that the adoption will not have a material effect on the company's financial position or results of operations. The company is required to adopt a new accounting standard in fiscal year 1998:
Statement of Financial Accounting Standards (SFAS) 128, Earnings per Share. Also, the company is required to adopt two new accounting standards in fiscal year 1999: SFAS 130, Reporting Comprehensive Income, and SFAS 131, Disclosures about Segments of an Enterprise and Related Information. For further discussion, see the summary of significant accounting policies in the notes to the financial statements.

Analysis of operations
Overall, the results for the fiscal year ended October 31, 1997 reflect the very competitive market conditions felt throughout our industry. Sales of $2.98 billion for the fiscal year were down 2.1% from 1996, the result of a 4.4% decrease in price and product mix, partially offset by an increase in the volume of shipments of 2.3%. Market conditions gradually improved during our fourth quarter, extending a trend that began earlier in the fiscal year. Net income in 1997 was $162.7 million, or $1.60 per share, a decline of 23.3% from $212.2 million, or $2.09 per share, earned in 1996. While pricing remains a significant challenge, orders for linerboard and coated printing papers have increased, and orders for our bleached board have shown improvements from third quarter levels. Export sales from the United States represented 16% of the company's consolidated sales for 1997, and increased 10% from last year despite
slower economic growth in some markets.   Sales outside of the United
States, including sales of our foreign operating subsidiaries, accounted for approximately 25% of consolidated sales. Gross profit margin for the year was 19%, compared with 21% in 1996. The reduction in the gross profit margin is primarily the result of the market pressure on prices felt throughout our industry and some temporary machine downtime for paper machine improvements. The decrease in cost of products sold for the year was attributable to decreases in some direct materials and conversion costs.
Depreciation and amortization expense for the year increased 12% from the prior year.
   Bleached segment: Bleached segment sales decreased 1.7% from the prior year to $2.02 billion, due to a decrease in price and product mix, partially offset by volume increases. Operating profit for the year decreased 17% from 1996 due to lower printing paper prices and the impact of taking downtime for paper machine improvements. During the 1997 fiscal year, approximately 26% of bleached segment sales were made to the tobacco industry for packaging tobacco products. A majority of this paper and board was exported or used to produce products for export. Excluding that portion, approximately 10% of bleached segment sales consisted of packaging materials made for the domestic tobacco industry for sale in the United States. The current legal and regulatory pressures on that industry could have an adverse effect on future bleached segment sales and profitability. We would expect to offset any unit volume declines in U.S. tobacco sales by continuing growth in our sales to the liquid, dry and frozen food, personal care, foreign tobacco and other consumer product markets of the world.
   Unbleached segment: Unbleached segment sales for the year decreased 8% to $638 million, due to decreases in price and product mix of 8.9%, partially offset by an increase in volume. Although the demand for linerboard, saturating kraft paper and folding carton board has strengthened, the unbleached segment pricing was adversely affected by the very competitive conditions in those markets. In Brazil, similar conditions impacted the Brazilian corrugated box markets. Operating profit for the unbleached segment for the year was $102.4 million which decreased from $134.7 million for the prior year period due mainly to pricing pressures and some temporary machine downtime taken in the fourth quarter. Rigesa, Ltda., our Brazilian subsidiary, accounted for 37% of unbleached segment operating profit in 1997. The potential for slower economic growth in Brazil, as the government there enacts what we believe are prudent measures to promote economic stability, may influence business conditions in that country. The company cannot predict the future strength of the Brazilian market. Due to the decline in the rate of inflation in Brazil in recent years, effective November 1, 1997, the Brazilian Real will become the functional currency for the company's Brazilian operations and adjustments resulting from financial statement translations will be included in the shareholders' equity section of the balance sheet.
   Chemicals segment: Chemicals segment sales for the year increased 8.6% from 1996 to $326.3 million, due to favorable changes in price and product mix of 6.3% and volume of 2.3% and included the addition of the new carbon plant which began operations in the third quarter of 1997. Operating profit for the chemicals segment increased 15.1%.
   Other items: The effective tax rate was 34.0% for 1997 compared to 36.9% for the 1996 period. The decline was principally due to foreign earnings taxed at lower rates. Westvaco, like most companies today, is dependent upon computer technology to effectively carry out its operations. The company is currently in the process of evaluating its computer software and databases to ensure that any modifications required to be "Year 2000" compliant are made in a timely manner. The company does not expect the financial impact of such modifications to be material to the company's financial position or results of operations in any period.

Forward-looking statements

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed in or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed in or implied by the forward-looking statements include, but are not limited to, competitive pricing for the company's products; changes in raw materials, energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in the Far East and Brazil; governmental policies and regulations affecting the environment; and currency movements.

Fiscal year 1996
Sales and earnings for the fiscal year ended 1996 reflected the very competitive market conditions that began late in 1995 causing prices and shipments of key paper and paperboard grades to decline from 1995's record-setting levels. Sales of $3 billion for the fiscal year were down 6.9% from the record levels set during 1995, the result of a 4.4% decrease in the volume of shipments and a 2.5% decrease in price and product mix. Net income in 1996 was $212 million, or $2.09 per share, a decline of 24% from $281 million, or $2.78 per share, earned in 1995. The decline in sales reflected market softness which developed in the fall of 1995 when our markets were affected by relatively high customer inventories and capacity additions in certain sectors of our industry. While pricing remained under pressure, orders for coated printing papers increased, and our bleached board markets, which remained reasonably stable throughout the year, improved as well. Export sales from the United States represented approximately 15% of the company's consolidated sales for 1996 and equaled the prior year's level despite slower economic
growth in some markets.   Sales outside of the United States,
including sales of our foreign operating subsidiaries, accounted for approximately 23% of consolidated sales. Gross profit margin for the year was 21%, compared with 24% in 1995. The reduction in the gross profit margin was primarily the result of the market pressure on prices felt throughout our industry and some temporary machine downtime. The decrease in cost of products sold for the year was attributable to volume declines, partially offset by some direct materials and labor cost increases. Depreciation and amortization expense for the year increased 4.4% from the prior year.
   Bleached segment sales decreased 1.7% from the prior year, principally due to a decrease in price and product mix. Operating profit for the year decreased 20% from 1995 due to lower printing paper prices and the temporary downtime taken for planned manufacturing improvements during the third quarter at our Covington, VA, mill. During the 1996 fiscal year, approximately 23% of bleached segment sales were made to the tobacco industry for packaging tobacco products. A majority of this paper and board was exported or used to produce products for export. Excluding that portion, approximately 9% of bleached segment sales consisted of packaging materials made for the domestic tobacco industry for sale in the United States.
   Unbleached segment sales for the year decreased 23.1% due to decreases in volume of 15.3% as a result of the sale of the domestic corrugated box business in November 1995 and decreases in price and product mix of 7.8%. During 1996, the unbleached segment pricing was adversely affected by the very competitive conditions in U. S. containerboard markets. In Brazil, similar conditions, as well as concerns about reduced economic growth rates, impacted the Brazilian corrugated box markets. Operating profit for the unbleached segment for the year was $134.7 million, compared to $221.2 million for the prior year period. This decrease was due to lower prices as well as downtime for machine upgrades at our Tres Barras, Brazil, mill. Rigesa accounted for nearly half of unbleached segment operating profit in 1996.
   Chemicals segment sales for the year increased 4.5% from 1995 due to favorable changes in price and product mix of 5%, partially offset by decreases in volume of .5%. Operating profit for the chemicals segment increased 25.1%.
   Interest expense decreased by 10.1% for the year due to the repayment of certain sinking fund debentures in the 1995 fiscal year. The effective tax rate was 36.9% for 1996 compared to 39.7% for the 1995 period. The decline was due to foreign earnings being taxed at lower rates.

Fiscal year 1995
Record sales for the fiscal year ended October 31, 1995 reflected the very strong business conditions during most of the year. Sales of $3.3 billion for the fiscal year were up 25.5% from 1994, primarily due to a 19.2% increase in price and product mix and a 6.3% increase in the volume of shipments. Export sales increased 30% from 1994 and accounted for nearly 14% of the company's 1995 consolidated sales. Total sales outside of the United States, including Rigesa, accounted for more than 21% of consolidated sales. Gross profit margin for 1995 was 24%, compared to 18% in 1994. Cost of products sold increased 18% in 1995, due to volume increases and increases in the costs for direct materials.
   Bleached segment sales were up 24.6% from 1994, reflecting a 15.6% increase in price and product mix and a 9% increase in volume. Bleached segment sales increases during 1995 reflected the improved pricing and demand in both domestic and export markets. Operating profit for the bleached segment increased to $394.6 million from $242.1 million as a result of the strong market conditions. During the 1995 fiscal year, approximately 23% of bleached segment sales were made to the tobacco industry for packaging tobacco products. A majority of this paper and board was exported or used to produce products for export. Excluding that portion, approximately 8.5% of bleached segment sales consisted of packaging materials made for the domestic tobacco industry for sale in the United States.
   Sales for the unbleached segment increased 32.4% in 1995 as a result of a 31.5% increase in price and product mix and a .9% increase in volume. Operating profit for the unbleached segment increased to $221.2 million from $51.8 million in 1994, as a result of improvements in all major business units of the segment, including Rigesa. Rigesa accounted for approximately 27% and 40% of unbleached segment sales and operating profit, respectively. During the second half of our 1994 fiscal year, the Brazilian government adopted a new economic plan that has significantly reduced inflation. The company sold its domestic corrugated box business during the first quarter of fiscal 1996; the sale did not have a material impact on the company's operating results.
   Sales for the chemicals segment increased 15% from 1994, reflecting a price and product mix improvement of 11.5% and a volume increase of 3.5%. Operating profit decreased to $43.9 million, compared to $48.4 million in 1994. The 1995 operating results for the chemicals segment reflected the impact of our active new product efforts which temporarily affected earnings.
   Other income (expense) increased $24.6 million in 1995 due principally to foreign currency translation gains as compared to losses in 1994 and higher interest income, partially offset by the lower level of gains on property transactions in 1995. The 16.6% increase in selling, research and administrative expenses included increases in costs related to stock appreciation rights and payroll and benefit costs. Interest expense decreased 8.1% for the year, reflecting the early extinguishment and scheduled repayment of sinking fund debt and a decrease in the interest paid on commercial paper.
  Record net income for fiscal 1995 of $280.8 million, or $2.78 per share, surpassed 1994 net income of $103.6 million, or $1.03 per share, by a considerable margin. Earnings for 1995 included an extraordinary charge of $2.6 million, or $.02 per share, from the extinguishment of high interest rate debt. The effective tax rate increased to 39.7% for the 1995 fiscal year compared to 36% in 1994, due mainly to increased foreign source income taxed at higher rates.


Fourth quarter results
Sales were $783 million for the fourth quarter of 1997, compared to sales of $778 million for the fourth quarter of 1996. In the fourth quarter of 1997, the company recorded net income of $51.7 million, or $.51 per share, compared to net income of $55.6 million, or $.55 per share, for the prior year period.

Dividend reinvestment plan
At year end, 15,430 shareholders, including members of the company's savings and investment plans for salaried and hourly employees, representing 13,790,223 shares of Westvaco common stock, were participants in the company's Dividend Reinvestment Plan.

Number of shareholders
At year end, the number of individuals and institutions owning Westvaco common shares was about 20,240. This number includes 12,400 members of the company's salaried and hourly savings and investment plans. The plans, established in 1968 and 1995, respectively, hold 12,441,123 shares of Westvaco common stock for the accounts of participants. This represents 12% of the 101,930,023 shares of common stock outstanding at year end.

Payroll and benefit costs
The total cost of payroll and benefits was $680 million, compared with $664 million in 1996. This includes $49.2 million in Social Security taxes in 1997 and $47.9 million in 1996. Payroll and benefit costs were 23% of sales in 1997 and 22% of sales in 1996. Sales per employee have increased 39% in the last five years. In 1992, they stood at $160,855, rising to $223,058 in 1997.


Financial statements

Consolidated statement of income
In thousands, except per share
                                                        Year ended October 31
                                                   1997       1996       1995
Sales                                        $2,982,288 $3,045,450 $3,272,447
Other income [expense]                           28,743     29,065     30,297
                                              3,011,031  3,074,515  3,302,744

Cost of products sold [excludes depreciation
  shown separately below]                     2,161,194  2,173,719  2,266,807
Selling, research and administrative expenses   240,814    234,366    235,100
Depreciation and amortization                   269,151    240,411    230,306
Interest expense                                 93,272     90,063    100,205
                                              2,764,431  2,738,559  2,832,418

Income before taxes                             246,600    335,956    470,326

Income taxes                                     83,900    123,800    186,900

Income before extraordinary charge              162,700    212,156    283,426
Extraordinary charge - extinguishment
  of debt, net of taxes                               -          -     [2,590]
Net income                                   $  162,700 $  212,156 $  280,836

Per share of common stock:
  Income before extraordinary charge         $     1.60 $     2.09 $     2.80
  Extraordinary charge                                -          -       [.02]
  Net income                                 $     1.60 $     2.09 $     2.78


The accompanying notes are an integral part of these financial statements.

Westvaco Corporation
and consolidated subsidiary companies

Consolidated balance sheet
In thousands
                                                      At October 31
                                                 1997          1996
Assets
Cash and marketable securities            $   175,354    $  115,368
Receivables                                   300,827       277,135
Inventories                                   270,519       263,292
Prepaid expenses and other current assets      58,508        60,300
  Current assets                              805,208       716,095
Plant and timberlands:
  Machinery                                 4,739,179     4,249,814
  Buildings                                   626,559       558,865
  Other property, including plant land        226,082       204,098
                                            5,591,820     5,012,777
  Less:  accumulated depreciation           2,447,575     2,245,338
                                            3,144,245     2,767,439
  Timberlands-net                             269,216       248,299
  Construction in progress                    270,897       337,995
                                            3,684,358     3,353,733
Other assets                                  409,221       367,670
                                           $4,898,787    $4,437,498


Liabilities and shareholders' equity
Accounts payable and accrued expenses     $   356,691   $   372,445
Notes payable and current maturities of
  long-term obligations                        26,121        27,883
Income taxes                                   22,765        18,609
  Current liabilities                         405,577       418,937
Long-term obligations                       1,512,621     1,153,447
Deferred income taxes                         702,021       655,377
Shareholders' equity:
  Common stock, $5 par, at stated value
   Shares authorized: 300,000,000
   [1996-200,000,000]
   Shares issued: 103,170,667
   [1996-102,761,119]                         761,522       750,457
  Retained income                           1,549,356     1,479,025
  Common stock in treasury, at cost
   Shares held: 1,240,644 [1996-870,075]      [32,310]      [19,745]
                                            2,278,568     2,209,737
                                           $4,898,787    $4,437,498


The accompanying notes are an integral part of these financial statements.

Westvaco Corporation
and consolidated subsidiary companies


Consolidated statement of cash flows
In thousands

                                                        Year ended October 31
                                                       1997     1996     1995
Cash flows from operating activities:
  Net income                                       $162,700 $212,156 $280,836
  Adjustments to reconcile net income
  to net cash provided by operating activities:
    Provision for depreciation and amortization     269,151  240,411  230,306
    Provision for deferred income taxes              46,798   49,243   74,057
    Gains on sales of plant and timberlands         [10,537]  [6,546]  [7,792]
    Pension credit and other employee benefits      [39,296] [43,716] [13,851]
    Foreign currency translation [gains] losses       1,690      477   [2,561]
  Net changes in assets and liabilities             [43,380]  61,924  [44,033]
  Other, net                                          3,557    7,869    5,682
  Net cash provided by operating activities         390,683  521,818  522,644

Cash flows from investing activities:
  Additions to plant and timberlands               [621,172][521,598][290,053]
  Proceeds from sales of plant and timberlands       22,292   67,793   11,754
  Other, net                                          5,912   [4,377]    [909]
  Net cash used in investing activities            [592,968][458,182][279,208]

Cash flows from financing activities:
  Proceeds from issuance of common stock             10,901    5,585   13,237
  Proceeds from issuance of debt                    649,186   46,357   96,214
  Dividends paid                                    [89,778] [89,539] [77,929]
  Treasury stock purchases                          [17,374]       -        -
  Repayment of notes payable and long-term
   obligations                                     [290,018] [62,125][201,172]
  Net cash provided by [used in]
   financing activities                             262,917  [99,722][169,650]

Effect of exchange rate changes on cash                [646]    [369]   3,034

  Increase [decrease] in cash and
   marketable securities                             59,986  [36,455]  76,820

Cash and marketable securities:
  At beginning of period                            115,368  151,823   75,003
  At end of period                                 $175,354 $115,368 $151,823



The accompanying notes are an integral part of these financial statements.

Westvaco Corporation
and consolidated subsidiary companies

Summary of significant accounting policies
Basis of consolidation and preparation of financial statements: The consolidated financial statements include the accounts of all subsidiaries more than 50% owned. In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Accounting standards changes: Effective November 1, 1996, the company adopted Statement of Financial Accounting Standards (SFAS) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which establishes accounting standards for the impairment of long-lived assets, related goodwill and certain identifiable intangible assets to be held and used or to be disposed of. The adoption did not have a material effect on the company's consolidated financial position or results of operations. Also effective November 1, 1996, the company adopted SFAS 123, Accounting for Stock-Based Compensation. For further discussion, see note L beginning on page 27.

The American Institute of Certified Public Accountants issued Statement of Position 96-1, Environmental Remediation Liabilities (the SOP), in October 1996. The SOP provides guidance concerning the recognition, measurement and disclosure of environmental remediation liabilities and is effective for fiscal years beginning after December 15, 1996. The company will adopt the provisions of the SOP in fiscal 1998 and believes that adoption will not have a material effect on its financial position or results of operations.

In February 1997, the Financial Accounting Standards Board issued SFAS 128, Earnings per Share, which requires dual presentation of basic and diluted earnings per share on the face of the income statement. For the fiscal years ended 1997 and 1996, the basic and diluted earnings per share calculated pursuant to SFAS 128 are not materially different from primary earnings per share calculated under Accounting Principles Board (APB) Opinion 15. This standard will be effective for the 1998 fiscal year. Also issued in 1997, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and displaying of comprehensive income and SFAS 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way public companies report information about operating segments in both interim and annual financial statements and related disclosures. The company has not determined what, if any, impact SFAS 131 will have on the operating segments reported nor the related disclosures. These standards will be effective for the company's 1999 fiscal year.

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



A.  Other income (expense)
Components of other income (expense) are as follows:

In thousands                                      1997      1996         1995

Gains on sales of plant, equipment
 and timberlands                               $10,537   $ 6,546      $ 7,792
Interest income                                 15,089    22,172       14,738
Foreign currency translation gains [losses]     [1,690]     [477]       2,561
Other, net                                       4,807       824        5,206
                                               $28,743   $29,065      $30,297


B.  Research and development
Expenditures of $42,944,000 (1996-$38,262,000, 1995-$31,397,000)
were expensed as incurred.

C.  Income taxes
Income before provision for income taxes consisted of:

In thousands                               1997        1996        1995
Domestic                               $177,323    $257,582    $365,156
Foreign                                  69,277      78,374     105,170
                                       $246,600    $335,956    $470,326

The provision for income taxes is composed of:

In thousands                               1997        1996        1995
Current:
 Federal                              $  23,982  $   47,136    $ 58,151
 State                                    3,503      12,610       8,700
 Foreign                                  9,617      14,811      45,992
                                         37,102      74,557     112,843

Deferred:
 Federal                                 35,949      39,668      56,315
 State                                    9,375       8,977      16,846
 Foreign                                  1,474         598         896
                                         46,798      49,243      74,057
                                      $  83,900    $123,800    $186,900

The net deferred income tax liability at October 31, 1997 and 1996 includes the following components:

In thousands                                           1997        1996
Current deferred tax assets:
 Employee benefits                                $  16,423   $  20,632
 Other, net                                          25,596      21,484
                                                     42,019      42,116
Noncurrent deferred tax assets:
 Alternative minimum tax carryforward               133,034     125,488

Noncurrent deferred tax liabilities:
 Depreciation                                       600,491     565,754
 Pension and other employee benefits                116,977     100,867
 State and local taxes                               90,877      84,796
 Other, net                                          26,710      29,448
                                                    835,055     780,865
Total net deferred tax liability                   $660,002    $613,261

The differences (expressed as a percentage of pretax income) between the U.S. statutory federal income tax rate and the effective income tax rate as reflected in the accompanying consolidated statement of income are:
                                           1997       1996       1995

Statutory federal income tax rate          35.0%      35.0%      35.0%
State and local taxes                       3.4        4.2        3.5
Foreign income at other than U.S. rates    [4.0]      [2.5]       2.7
Other, net                                  [.4]        .2       [1.5]
Effective tax rate                         34.0%      36.9%      39.7%

At October 31, 1997, for tax purposes, the company had available $133 million of alternative minimum tax credit carryforwards, which do not expire under current laws.
  Provision has not been made for income taxes which would become payable upon remittance of $252 million of the October 31, 1997 undistributed earnings of certain foreign subsidiaries representing that portion of such earnings which the company considers to have been indefinitely reinvested in the subsidiaries, principally in Brazil. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

D.  Current assets
Marketable securities of $82,647,000 (1996-$53,233,000) are valued at cost, which approximates market value. Receivables include
$6,989,000 from sources other than trade (1996-$7,534,000) and have been reduced by allowances for discounts and doubtful accounts of $11,341,000 (1996-$14,822,000). Inventories at
October 31 are composed of:


In thousands                                           1997        1996
Raw materials                                     $  62,025   $  61,094
Production materials, stores and supplies            81,618      78,850
Finished and in process goods                       126,876     123,348
                                                   $270,519    $263,292

If inventories had been valued at current cost, they would have been $390,950,000 in 1997 (1996-$385,463,000).

E.  Accounts payable and accrued expenses
Accounts payable and accrued expenses at October 31 consist of:

In thousands                                            1997       1996
Accounts payable:
  Trade                                             $130,425   $146,496
  Other                                               29,108     21,243
Accrued expenses:
  Taxes, other than income                            18,590     19,451
  Interest                                            33,588     25,775
  Payroll and employee benefit costs                  82,976     92,533
  Other                                               62,004     66,947
                                                    $356,691   $372,445

F.  Interest capitalization
In 1997, $119,234,000 of interest cost was incurred (1996-$105,312,000,
1995-$107,501,000) of which $25,962,000 was capitalized (1996-$15,249,000,
1995-$7,296,000).

G.  Cash flows
Changes in assets and liabilities are as follows:

In thousands                                 1997      1996       1995
[Increase] decrease in:
   Receivables                           $[23,674] $ 36,679   $[41,974]
   Inventories                             [7,577]   11,155    [37,911]
   Prepaid expenses
    and other current assets                1,633      [943]    [2,287]
Increase [decrease] in:
   Accounts payable and
    accrued expenses                       [9,957]   45,764      6,153
   Income taxes payable                    [3,805]  [30,731]    31,986
                                         $[43,380] $ 61,924   $[44,033]
Reconciliation of capital expenditures on a cash basis:

In thousands                                 1997      1996       1995
New investment in plant and timberlands  $613,896  $510,902   $309,020
Less:  debt assumed                           [21]      [62]      [159]
net change in related current liabilities   7,297    10,758    [18,808]

Cash additions to plant and timberlands  $621,172  $521,598   $290,053

Cash payments for interest excluding amounts capitalized were $84,503,000 in 1997 (1996-$87,060,000, 1995-$103,313,000). Cash
payments for income taxes were $39,331,000 in 1997 (1996-$105,220,000,
1995-$78,563,000).

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

                                                           Operating
In thousands                                                  leases
1998                                                       $  21,515
1999                                                          16,660
2000                                                          11,678
2001                                                           9,325
2002                                                           7,635
Later years                                                   43,697

Minimum lease payments                                      $110,510



Rental expense under operating leases was $38,031,000 in 1997
(1996-$36,629,000, 1995-$33,973,000).
  At October 31, 1997, commitments required to complete currently authorized capital projects are $484 million.


I.  Notes payable and long-term obligations
At October 31, 1997, notes payable and long-term obligations include:

In thousands                                     Current     Noncurrent
Debentures:
   9.65%, due 2002                                          $   100,000
   9 3/4%, due 2020                                             100,000
Sinking Fund Debentures:
   7%, due 2004-2023                                            150,000
   7 1/2%, due 2008-2027                                        150,000
   7.65%, due 2008-2027                                         150,000
   7.75%, due 2004-2023                                         150,000
   8 1/8%, due 1998-2007                         $ 2,350         24,150
   8.30%, due 2003-2022                                         125,000
   10 1/8%, due 2000-2019                                       100,000
   10 1/4%, due 1999-2018                                       100,000
   10.30%, due 2000-2019                                        100,000
Pollution Control Revenue Bonds:
   5.2-6.2%, due 1998-2008                         3,300          5,900
   5.85-6.65%, due 2004-2018                                     26,620
   5 7/8-5.9%, due 1998-2003                         965         10,470
   5 7/8-6.2%, due 1998-2007                         450         12,580
   6 3/8%, due 2026                                               5,740
   7 1/8-7 1/2%, due 1998-2001                       300          4,000
   8 1/4%, due 2000-2010                                          4,100
   9 1/8-9.6%, due 2006-2015                                     10,100
   10 1/2%, due 2004                                              1,500
Industrial Revenue Bonds:
   7-7.67%, due 1999-2027                                        95,300
Economic Development Bonds:
   8 3/4%, due 2000-2010                                          4,300
Notes payable and other                           18,756         82,861
                                                 $26,121     $1,512,621

Outstanding noncurrent obligations maturing in the four years after 1998 are (in millions): 1999-$18.6; 2000-$31.3; 2001-$31.8; 2002-$127.8.
  An amended revolving credit agreement for $500 million became effective in September 1997, replacing the previous facility dated
June 21, 1993. Borrowings under the agreement may be in unsecured domestic or Eurodollar notes and may be at rates approximating prime or the London Interbank Offered Rate, at the company's option.
There is a nominal commitment fee on the unused funds. There were no borrowings under this facility during 1997 or 1996.
  The company issued $80 million of 7.67% thirty-year revenue bonds in January 1997. Also, the company issued $150 million of 7.65% thirty-year sinking fund debentures in March 1997 and $150 million of 7 1/2% thirty-year sinking fund debentures in June 1997. During the 1995 third quarter, the company retired, at a premium, $63,750,000 of 12.3% debentures due in 2015. The transaction resulted in an extraordinary charge of $2,590,000, net of an income tax benefit of $1,690,000.

  At October 31, 1997, the book value of financial instruments included in notes payable and long-term obligations was $1,478,706,000 (1996-$1,128,333,000), and the fair value was estimated to be $1,577,559,000 (1996-$1,192,986,000).  The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.


J.  Foreign subsidiaries
Income of foreign subsidiaries included in consolidated net income amounted to $58,186,000 in 1997
(1996-$62,965,000, 1995-$58,282,000).
  Results of operations for Rigesa, Ltda., our Brazilian operating subsidiary, were as follows:

In thousands                                 1997       1996       1995
Sales                                    $220,502   $237,303   $247,424

Net income                               $ 40,858   $ 48,613   $ 52,792

Dividends received from foreign subsidiaries amounted to $13,389,000 in 1997 (1996-$6,434,000, 1995-$25,349,000). Assets of
these subsidiaries, principally Rigesa, included in the consolidated balance sheet are $373,205,000 (1996-$342,798,000).


K.  Shareholders' equity
In 1995, the Board of Directors declared a three-for-two split of the common stock in the form of a 50% stock dividend. As a result, $170,481,000 ($5 for each share issued pursuant to the stock split) was transferred from retained income to the common stock account.
  In February 1997, the company's shareholders approved an amendment to the corporation's Restated Certificate of Incorporation which resulted in an increase in the number of authorized shares of common stock from 200 million to 300 million.
Changes in shareholders' equity for 1995, 1996 and 1997 are summarized below:

                                                                      Retained
                                     Common stock   Treasury stock      income

Dollars in thousands              Shares   Amount    Shares  Amount     Amount
Balance at October 31, 1994   67,597,227 $551,265   430,409 $13,232 $1,323,982
  Net income                           -        -         -       -    280,836
  Cash dividends                       -        -         -       -    [77,929]
  Issuances                      640,911   19,447         -       -          -
  Repurchases of common stock          -        -    96,540   3,818          -
  Three-for-two stock split   34,096,106  170,481   256,084       -   [170,481]
Balance at October 31, 1995  102,334,244  741,193   783,033  17,050  1,356,408
  Net income                           -        -         -       -    212,156
  Cash dividends                       -        -         -       -    [89,539]
  Issuances                      426,875    9,264         -       -          -
  Repurchases of common stock          -        -    87,042   2,695          -
Balance at October 31, 1996  102,761,119  750,457   870,075  19,745  1,479,025
  Net income                           -        -         -       -    162,700
  Cash dividends                       -        -         -       -    [89,778]
  Issuances                      409,548   11,065         -       -          -
  Repurchases of common stock          -        -   610,111  20,880          -
  Issuance of treasury stock           -        -  [239,542] [8,315]    [2,591]
Balance at October 31, 1997  103,170,667 $761,522 1,240,644 $32,310 $1,549,356


In 1997, the company repurchased 500,000 shares of company stock under a new repurchase program authorized during the year by the
Board of Directors.   The program was initiated to satisfy
issuances under the company's stock option plans. There were no purchases in 1995, 1996 or 1997 under the stock repurchase program authorized in 1987 by the Board of Directors.
 At October 31, 1997, there were 44,170 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue.
 On September 23, 1997, the Board of Directors approved a Rights Agreement to replace the Rights Agreement which expires on December 8, 1997. In the event a person or group were to acquire a 15% or greater position in Westvaco, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of Westvaco which at the time of the 15% acquisition had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with Westvaco, or Westvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable.

L.  Stock option plans
At October 31, 1997, the company had four stock option plans. The 1983 and 1988 Stock Option and Stock Appreciation Rights Plans and the 1995 Salaried Employee Stock Incentive Plan provide for the granting of up to 4,725,000, 4,500,000 and 4,837,500, respectively, of stock options and stock appreciation rights to key employees. The 1995 Non-Employee Director Stock Incentive Plan provides for the granting of up to 112,500 stock options and stock appreciation rights to outside directors. For the employee plans, stock options may be granted with or without stock appreciation rights and are granted at market value. They are exercisable after a period of six months to one year and expire not later than ten years from the date of grant. Under each employee plan, stock options may be granted with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control. In 1997, nearly all outstanding stock appreciation rights, which had previously been granted to employees and nonemployee directors, were cancelled or surrendered. Subject to limited exception, no new grants are anticipated.
 The company applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its plans and, accordingly, no compensation cost has been recognized. If compensation cost for the company's stock options had been determined based on the fair value method of SFAS 123, the company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

         In thousands, except per share
         Net income                1997        1996
           As reported         $162,700    $212,156
           Pro forma            159,089     209,104

         Earnings per share
           As reported            $1.60       $2.09
           Pro forma               1.56        2.06

In determining the fair value of options for pro forma purposes, the company used the Black-Scholes option pricing model and assumed the following for options granted in 1997 and 1996, respectively: risk-free interest rate of 6.14% and 5.57%; dividend yield of 3.21% and 3.51%; an expected option life of six years for each year; and an expected volatility of 20% for each year. The weighted average fair values of the options granted during 1997 and 1996 were $6.16 and $5.10 per share, respectively. The following table summarizes activity in the plans for 1997, 1996 and 1995.

                                                          Weighted
                                                           Average
                                                          Exercise
                                             Options         Price
Outstanding at October 31, 1994            5,036,134        $20.64
        Granted                              937,650         26.50
        Exercised                         [1,745,494]        19.08
        Cancelled                            [17,322]        19.06
 Outstanding at October 31, 1995           4,210,968         22.59
        Granted                              984,392         25.06
        Exercised                           [756,911]        19.86
        Cancelled                               [225]        23.08
Outstanding at October 31, 1996            4,438,224         23.61
        Granted                              964,015         27.44
        Exercised                         [1,022,792]        21.92
        Cancelled                             [3,235]        24.55
Outstanding at October 31, 1997            4,376,212         24.84

As of October 31, 1997, the options outstanding under the plans had exercise prices between $18.29 and $27.44 and a weighted average remaining life of 6.7 years. Outstanding options exercisable at October 31, 1997 were 3,425,697 (1996-3,468,832,
1995-3,675,245) with a weighted-average exercise price of $24.12 (1996-$23.20, 1995-$22.03).
 There were 2,468,055 shares available for grant as of October 31, 1997 (1996-3,428,835, 1995-4,413,002). At October 31, 1997,
2,959,343 outstanding options had related limited stock appreciation rights.


M. Employee retirement, postretirement and postemployment benefits

Pension and retirement plans
The company provides retirement benefits for substantially all domestic employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded benefit plan. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the hourly paid plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements.
 The 1997 net pension credit relating to employee pension and retirement benefits was $42,058,000 (1996-$37,834,000, 1995-$33,926,000).
The net pension credits reflect cumulative favorable investment returns on plan assets. The 1995 credit also reflects changes in certain economic assumptions. The components of the net pension credit for 1997, 1996 and 1995 are as follows:

  In thousands                                       1997       1996      1995
  Service cost-benefits earned during the period $ 23,369   $ 22,168  $ 21,895
  Interest cost on projected benefit obligation    65,947     61,890    58,562
  Actual return on plan assets                   [674,619]  [216,244] [261,720]
  Net amortization and deferrals                  543,245     94,352   147,337

  Net pension credit                             $[42,058]  $[37,834] $[33,926]


The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheet at October 31, based on a valuation date of July 31:

  In thousands                                      1997            1996
  Actuarial present value of benefit obligations:
    Accumulated benefit obligation,
    including vested benefits of $[836,073]
    (1996-$[724,180])                        $  [870,071]    $  [752,438]

    Projected benefit obligation             $[1,003,647]    $  [869,820]

  Plan assets at fair value:
    Mainly listed stocks, including $83 million
    of company stock, and money market and
    fixed income investments                   2,088,419       1,453,658
  Plan assets in excess of projected
    benefit obligation                         1,084,772         583,838
  Unrecognized net gain from past experience
    different from that assumed                 [744,469]       [276,826]
  Unrecognized prior service cost                 54,954          51,768
  Unrecognized net transition asset              [29,846]        [36,786]

  Net prepaid pension cost included in
    consolidated balance sheet               $   365,411     $   321,994

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 5.5% in 1997 and 7.75% and 5.5%, respectively, in 1996 and 1995. The expected long-term rate of return on plan assets used in determining net pension cost was 9.75% for 1997, 1996 and 1995. The net prepaid pension cost, from the previous table, is included in other assets except for an obligation of $19.7 million for an unfunded excess benefit plan which is recorded as a long-term liability.

Postretirement benefits
The company provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits is funded.

 The components of net periodic postretirement benefits cost for the fiscal years ended October 31, 1997, 1996 and 1995 are as follows:
In thousands                                     1997      1996      1995
Service cost-benefits earned
  during the period                            $1,300    $1,200    $1,300
Interest cost                                   1,500     1,600     1,800

Net amortization                                 [900]     [400]     [300]
Net periodic postretirement benefits cost      $1,900    $2,400    $2,800

The accumulated postretirement benefit obligation as of July 31, the valuation date, was as follows:

In thousands                                       1997           1996
Retirees                                        $15,800        $11,000
Fully eligible active employees                   3,900          4,200
Other active participants                         2,000          6,200
                                                 21,700         21,400
Unrecognized prior service cost                     300              -
Unrecognized net gain                             7,100          8,000
Accrued postretirement benefits cost included
  in consolidated balance sheet                 $29,100        $29,400

The discount rate used in determining the accumulated benefit obligation was 7.25% for 1997 and 7.75% for 1996. The annual rate of increase in health care costs was assumed at 8% for 1996, 7% for 1997 and decreasing ratably to a 5% annual rate in 1999 and remaining at that level thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the July 31, 1997 accumulated postretirement benefit obligation by $400,000 and the net postretirement benefits cost for 1997 by $100,000.

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

O.  Business segment information
The company's principal business segments are the manufacture of bleached and unbleached paper, paperboard and packaging products and specialty chemicals. Westvaco is a leading manufacturer of paper for high-quality graphic reproduction, it converts paper and paperboard into a variety of endproducts, manufactures specialty chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. The markets in which the company sells its products are affected by several factors, including industry capacities and the level of economic growth in domestic and international markets. The principal markets for Westvaco's products are in the United States. The company owns 1.5 million acres of timberland in the United States and Brazil. Westvaco's Cooperative Forest Management Program provides an additional source of wood fiber for its mills from the 1.4 million acres covered by the program. In Brazil, the company is a major producer of paperboard and corrugated packaging for the markets of that country. Rigesa, a wholly owned Brazilian subsidiary, has in the past been subbject to inflation and currency fluctuations. Westvaco also exports products from both the United States and Brazil to other countries throughout the world.

Information about the company's operations and policies in different lines of business are as follows:

  Bleached paper, paperboard and packaging products: The company manufactures bleached products at four domestic mills and markets those products as pulp, printing grade papers and board, envelopes, food containers, folding cartons and cartons for
liquid products.  Company woodlands provide significant volumes of wood fiber to these mills. Sales of printing grade papers and board accounted for 43% of consolidated sales for 1997 (1996-42%,
1995-41%).   Folding carton sales accounted for 11% of
consolidated sales in 1997 (1996-11%, 1995-8%). Sales of envelopes accounted for 10% of consolidated sales in 1997 (1996-11%, 1995-10%).
  Unbleached paper, paperboard and packaging products: The company manufactures unbleached products at four mills, including two in Brazil, and markets those products as kraft paper and board and corrugated shipping containers. Company woodlands provide significant volumes of wood fiber to these mills. Sales of kraft paper and board accounted for 13% of consolidated sales for 1997 (1996-14%, 1995-10%). Sales of corrugated shipping containers accounted for 6% of consolidated sales for 1997 (1996-8%, 1995-16%), reflecting the sale of the domestic corrugated box business in fiscal 1996.
  Chemicals: The company manufactures specialty chemical products at four domestic locations. Major product groups are: activated carbon products and services; printing ink resins and lignin-based surfactants; tall oil fatty acid, rosin and derivative products.
   The company's land development activities have been included in corporate items.
   Segment sales include intersegment sales valued at market prices.
   Segment operating profit is revenue less allocable operating expenses. General net corporate expense includes nonoperating overhead, research and development expenditures, interest expense and interest and other income (expense).
   Segment identifiable assets are those which are directly used in segment operations. Corporate assets are principally marketable securities, certain nontrade receivables, prepaid items and other assets.
   In both 1997 and 1996, sales to a single customer accounted for approximately 11% of consolidated sales primarily from the company's bleached segment.
   Export sales from the United States amounted to $487,698,000 in 1997 (1996-$444,663,000, 1995-$448,361,000). Total export sales, including exports from foreign subsidiaries, were $495,865,000 in 1997 (1996-$453,586,000, 1995-$454,237,000).

Financial information by business segment follows:

In millions                                    1997       1996       1995
Sales
Bleached
 Sales to unaffiliated companies           $2,020.8   $2,054.9   $2,090.0
 Intersegment sales                             2.4        3.9        5.1
   Total                                    2,023.2    2,058.8    2,095.1
Unbleached
 Sales to unaffiliated companies              638.1      692.9      894.9
 Intersegment sales                             0.2        1.1        7.6
   Total                                      638.3      694.0      902.5
Chemicals
 Sales to unaffiliated companies              306.9      281.8      269.3
 Intersegment sales                            19.4       18.6       18.2
   Total                                      326.3      300.4      287.5
Corporate items
 Sales to unaffiliated companies               16.5       15.9       18.2
 Eliminations                                 [22.0]     [23.6]     [30.9]
   Total                                       [5.5]      [7.7]     [12.7]

 Consolidated sales                        $2,982.3   $3,045.5   $3,272.4

Operating profit
Bleached                                   $  261.9   $  315.5   $  394.6
Unbleached                                    102.4      134.7      221.2
Chemicals                                      63.2       54.9       43.9
Corporate items                              [180.9]    [169.1]    [189.4]

 Consolidated income before taxes          $  246.6   $  336.0   $  470.3

Depreciation and amortization
Bleached                                   $  185.3   $  170.1   $  157.2
Unbleached                                     59.4       50.2       55.1
Chemicals                                      17.1       13.7       12.5
Corporate items                                 7.4        6.4        5.5
 Consolidated depreciation and
  amortization                             $  269.2   $  240.4   $  230.3

Capital expenditures
Bleached                                   $  413.7   $  314.3   $  164.0
Unbleached                                     98.5      123.2      110.0
Chemicals                                      97.6       57.4       25.4
Corporate items                                 4.1       16.0        9.6

 Consolidated capital expenditures         $  613.9   $  510.9   $  309.0


Identifiable assets
Bleached                                   $3,200.9   $2,936.0   $2,785.5
Unbleached                                  1,121.7    1,056.8    1,083.1
Chemicals                                     327.5      246.6      193.2
Corporate items                               248.7      198.1      190.9
Consolidated assets                        $4,898.8   $4,437.5   $4,252.7


P.  Selected quarterly information [unaudited]

In thousands, except per share data

Quarter                                 1997             1996           1995*
Sales
First                             $  736,355       $  748,728     $  741,675
Second                               724,593          760,284        804,622
Third                                738,227          757,715        854,567
Fourth                               783,113          778,723        871,583
  Year                            $2,982,288       $3,045,450     $3,272,447

Gross profit
First                             $  131,145       $  170,463     $  151,139
Second                               134,929          155,370        192,831
Third                                137,467          149,498        214,490
Fourth                               157,545          163,705        222,904
  Year                            $  561,086       $  639,036     $  781,364

Net income
First                             $   35,510       $   62,387     $   49,317
Second                                37,940           50,554         65,030
Third                                 37,538           43,619         77,563
Fourth                                51,712           55,596         88,926
  Year                            $  162,700       $  212,156     $  280,836

Net income per common share
First                                 $ .35            $ .61          $ .49
Second                                  .37              .50            .64
Third                                   .37              .43            .77
Fourth                                  .51              .55            .88
 Year                                 $1.60            $2.09          $2.78


* Results for the 1995 third quarter include an extraordinary charge of $2.6 million, or $.02 per share, from the extinguishment of high interest rate debt.


Responsibility for financial statements

Management is responsible for the information and representations in the consolidated financial statements and related notes which appear on pages 18 through 31 as well as all other financial information contained in this report. These financial statements were prepared in accordance with generally accepted accounting principles and by necessity include some amounts determined using informed estimates and judgments.
 Management is responsible for establishing and maintaining a system of internal control. The company's accounting systems include internal controls which management believes provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. In establishing the basis for reasonable assurance, management balances the cost of the internal controls with the benefits they provide. Additionally, it has long been the policy of the company to work to conduct its business affairs in accordance with high ethical standards, as set forth in the Westvaco
Memorandum on Business Conduct.
 The company's independent accountants, Price Waterhouse LLP, were engaged to audit the consolidated financial statements and were responsible for conducting their audit in accordance with generally accepted auditing standards. The appointment of Price Waterhouse LLP as the company's independent accountants by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. Their report immediately follows this statement.
 The Audit Committee of the Board of Directors, composed solely of nonmanagement directors, meets regularly with the company's management, the internal audit manager and the independent accountants to discuss accounting and financial reporting matters and the nature, scope and results of audits. The Audit Committee meets with the independent accountants both with and without the presence of management. The committee also meets with the company's general counsel to review the company's legal compliance program as well as significant litigation issues. The independent accountants and the internal audit manager have full and free access to the Audit Committee.



John A. Luke, Jr.
Chairman, President and
Chief Executive Officer


James E. Stoveken, Jr.
Senior Vice President

November 18, 1997



  Report of independent accountants

  To the Board of Directors and
  Shareholders of
  Westvaco Corporation

  In our opinion, the consolidated financial statements appearing on pages 18 through 31 of this report present fairly, in all material respects, the financial position of Westvaco Corporation and its subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


  Price Waterhouse LLP

  1177 Avenue of the Americas, New York, New York
  November 18, 1997


An eleven-year comparison

        Year ended October 31                1997          1996          1995

       Earnings [in thousands]

       Sales                           $2,982,288    $3,045,450    $3,272,447
       Net income before extraordinary charge
         and cumulative effect of
         accounting changes               162,700       212,156       283,426
       Extraordinary charge - extinguishment
         of debt, net of taxes                  -             -        [2,590]
       Cumulative effect of accounting
         changes, net of taxes                  -             -             -
       Net income                         162,700       212,156       280,836
       Depreciation and amortization      269,151       240,411       230,306

       Common stock

       Number of common shareholders       20,240        20,760        20,490
       Weighted average number of shares
        outstanding [in thousands]        101,978       101,737       101,190
       Cash dividends [in thousands]      $89,778       $89,539       $77,929
       Per share:
        Net income before
         extraordinary charge and
         cumulative effect of accounting    $1.60         $2.09         $2.80
        Extraordinary charge -
         extinguishment of debt                 -             -          [.02]
        Cumulative effect of accounting
         changes                                -             -             -
        Net income                           1.60          2.09          2.78
        Dividends                             .88           .88           .77
        Book value                          22.35         21.69         20.49

        Financial position [in thousands]

        Working capital                  $399,631      $297,158      $358,315
        Current ratio                         2.0           1.7           1.8
        Plant and timberlands, net     $3,684,358    $3,353,733    $3,140,090
        Total assets                    4,898,787     4,437,498     4,252,732
        Long-term obligations           1,512,621     1,153,447     1,147,020
        Shareholders' equity            2,278,568     2,209,737     2,080,551
        Debt to total capital                 34%           29%           30%

        Operations [in thousands,
        except for number of employees]

        Primary production of paper, paperboard
        and market pulp [in tons]           3,058         3,001         3,105
        New investment in plant and
        timberlands                      $613,896      $510,902      $309,020
        Acres of timberlands owned          1,461         1,452         1,453
        Employees                          13,370        13,430        14,300


       Westvaco Corporation
       and consolidated subsidiary companies



An eleven-year comparison

       Year ended October 31                 1994          1993          1992

       Earnings [in thousands]

       Sales                           $2,607,474    $2,344,560    $2,335,617
       Net income before extraordinary charge
         and cumulative effect of
         accounting changes               103,606        56,512       135,912
       Extraordinary charge - extinguishment
         of debt, net of taxes                  -        [7,351]            -
       Cumulative effect of accounting
         changes, net of taxes                  -        55,180             -
       Net income                         103,606       104,341       135,912
       Depreciation and amortization      219,282       194,994       183,052

       Common stock

       Number of common shareholders       13,890        14,570        14,970
       Weighted average number of shares
        outstanding [in thousands]        100,581        99,954        99,179
       Cash dividends [in thousands]      $73,754       $73,301       $72,756
       Per share:
        Net income before
         extraordinary charge and
         cumulative effect of accounting    $1.03         $0.56         $1.37
        Extraordinary charge -
         extinguishment of debt                 -          [.07]            -
        Cumulative effect of accounting
         changes                                -          0.55             -
        Net income                           1.03          1.04          1.37
        Dividends                         .73 1/3       .73 1/3       .73 1/3
        Book value                          18.48         18.18         17.84

       Financial position [in thousands]

       Working capital                   $268,987      $243,959      $318,883
       Current ratio                          1.7           1.7           1.9
       Plant and timberlands, net      $3,063,351    $3,077,505    $2,838,143
       Total assets                     3,982,993     3,927,837     3,703,914
       Long-term obligations            1,234,300     1,258,312     1,055,473
       Shareholders' equity             1,862,015     1,823,988     1,777,080
       Debt to total capital                  34%           35%           31%

       Operations [in thousands,
        except for number of employees]

       Primary production of paper, paperboard
        and market pulp [in tons]           2,848         2,626         2,595
       New investment in plant and
        timberlands                      $207,257      $442,168      $352,233
       Acres of timberlands owned           1,453         1,462         1,468
       Employees                           14,170        14,440        14,520


       Westvaco Corporation
       and consolidated subsidiary companies


An eleven-year comparison


       Year ended October 31                 1991          1990          1989

       Earnings [in thousands]
       Sales                           $2,301,204    $2,410,751    $2,284,059
       Net income before extraordinary charge
         and cumulative effect of
         accounting changes               137,398       188,236       223,090
       Extraordinary charge - extinguishment
         of debt, net of taxes                  -             -             -
       Cumulative effect of accounting
         changes, net of taxes                  -             -             -
       Net income                         137,398       188,236       223,090
       Depreciation and amortization      179,354       168,948       155,684

       Common stock

       Number of common shareholders       15,020        15,630        15,530
       Weighted average number of shares
        outstanding [in thousands]         98,353        97,531        97,111
       Cash dividends [in thousands]      $69,676       $65,808       $60,834
       Per share:
        Net income before
         extraordinary charge and
         cumulative effect of accounting    $1.40         $1.93         $2.30
        Extraordinary charge -
         extinguishment of debt                 -             -             -
        Cumulative effect of accounting
         changes                                -             -             -
        Net income                           1.40          1.93          2.30
        Dividends                         .70 5/6       .67 1/2       .62 2/3
        Book value                          17.21         16.53         15.27

       Financial position [in thousands]

       Working capital                   $309,726      $370,062      $328,204
       Current ratio                          2.0           2.2           2.1
       Plant and timberlands, net      $2,674,623    $2,539,149    $2,239,975
       Total assets                     3,461,818     3,331,966     2,960,945
       Long-term obligations              969,731       961,294       767,951
       Shareholders' equity             1,699,463     1,618,667     1,488,433
       Debt to total capital                  31%           32%           29%

       Operations [in thousands,
        except for number of employees]

       Primary production of paper, paperboard
        and market pulp [in tons]           2,587         2,512         2,499
       New investment in plant and
        timberlands                      $321,870      $472,064      $536,932
       Acres of timberlands owned           1,483         1,487         1,467
       Employees                           14,440        15,040        14,960


       Westvaco Corporation
       and consolidated subsidiary companies

An eleven-year comparison

       Year ended October 31                 1988          1987

       Earnings [in thousands]

       Sales                           $2,133,889    $1,903,606
       Net income before extraordinary charge
         and cumulative effect of
         accounting changes               200,434       146,191
       Extraordinary charge - extinguishment
         of debt, net of taxes                  -             -
       Cumulative effect of accounting
         changes, net of taxes                  -             -
       Net income                         200,434       146,191
       Depreciation and amortization      139,845       129,723

       Common stock

       Number of common shareholders       15,730        15,330
       Weighted average number of shares
        outstanding [in thousands]         97,015        97,467
       Cash dividends [in thousands]      $53,668       $45,494
       Per share:
        Net income before
         extraordinary charge and
         cumulative effect of accounting    $2.07         $1.50
        Extraordinary charge -
         extinguishment of debt                 -             -
        Cumulative effect of accounting
         changes                                -             -
        Net income                           2.07          1.50
        Dividends                         .55 1/3       .46 2/3
        Book value                          13.59         12.10

       Financial position [in thousands]

       Working capital                   $317,627      $311,768
       Current ratio                          2.2           2.3
       Plant and timberlands, net      $1,871,328    $1,625,582
       Total assets                     2,512,825     2,213,990
       Long-term obligations              576,577       489,630
       Shareholders' equity             1,318,267     1,178,356
       Debt to total capital                  26%           25%

       Operations [in thousands,
        except for number of employees]

       Primary production of paper, paperboard
        and market pulp [in tons]           2,488         2,386
       New investment in plant and
        timberlands                      $392,954      $279,590
       Acres of timberlands owned           1,462         1,458
       Employees                           14,750        14,670


       Westvaco Corporation
       and consolidated subsidiary companies