Form 10-K, Exhibit 13
period 1998-10-31
WESTVACO CORP
filed 1998-12-01
CIK 106498

Highlights of the year

                                                   1998              1997
SALES                                    $2,885,917,000    $2,982,288,000

NET INCOME                                 $132,013,000      $162,700,000

NET INCOME PER COMMON SHARE - BASIC               $1.30             $1.60

NET INCOME PER COMMON SHARE - DILUTED             $1.30             $1.58

COMMON STOCK DIVIDENDS                      $89,300,000       $89,778,000

DIVIDENDS PER COMMON SHARE                        $0.88             $0.88

CAPITAL EXPENDITURES                       $419,705,000      $613,896,000



SALES BY QUARTER, in millions

First                                              $702              $736
Second                                              724               725
Third                                               728               738
Fourth                                              732               783
 Year                                            $2,886            $2,982

EARNINGS BY QUARTER In millions, except per share
                                  Per share                     Per share
                             Basic  Diluted                Basic  Diluted
First               $32.5    $0.32    $0.32       $35.5    $0.35    $0.35
Second               34.6     0.34     0.34        38.0     0.37     0.37
Third                31.7     0.31     0.31        37.5     0.37     0.37
Fourth               33.2     0.33     0.33        51.7     0.51     0.50
 Year              $132.0    $1.30    $1.30      $162.7    $1.60    $1.58

QUARTERLY DIVIDENDS PER SHARE

First                                             $0.22             $0.22
Second                                             0.22              0.22
Third                                              0.22              0.22
Fourth                                             0.22              0.22
 Year                                             $0.88             $0.88

QUARTERLY STOCK PRICE RANGES*
                                          High      Low     High      Low
First                                   $34.19   $29.44   $30.50   $27.13
Second                                   34.13    29.56    29.88    25.00
Third                                    31.63    29.94    33.75    27.88
Fourth                                   27.38    21.00    37.50    31.19


*This table reflects the range of market prices of Westvaco common stock as quoted in the New York Stock Exchange - Composite Transactions. The New York Stock Exchange is the principal market in which the securities are traded.

Westvaco Corporation and consolidated subsidiary companies



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Analysis of operations
Extremely challenging global business conditions throughout our industry increased during our 1998 fiscal year. Asian markets were particularly challenging as a result of currency devaluations and reduced economic activity in the region. Sales of $2.9 billion for the fiscal year were down 3.2% from 1997, the result of a 1.8% decrease in the volume of shipments and a decrease in price and product mix of 1.4%. Net income in 1998 was $132.0 million, or $1.30 per share, basic and diluted, a decline of 18.9% from $162.7 million, or $1.60 per share basic and $1.58 per share diluted, earned in 1997. Other principal factors contributing to our decline in earnings included a strike within our Envelope Division and difficult circumstances within our Consumer Packaging Division, which are discussed in the bleached segment analysis. Despite stiff challenges resulting from turmoil in international markets and adverse currency valuations, export sales from the United States increased slightly compared to 1997 and represented approximately 17% of the company's consolidated sales for 1998. Sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately 25% of consolidated sales and were slightly below prior year levels.
The marginal improvements in most international markets were more than offset by reduced business for our packaging operations in Brazil, where the government's austerity measures enacted last fall in response to the Asian crisis have sharply curtailed economic growth. We anticipate that the unsettled global economic conditions will continue to pose special challenges for our industry. Gross profit margin for the year was 19% in both 1998 and 1997. As discussed further below, the effect of weakened product pricing was largely offset by our cost improvement initiatives. Depreciation and amortization expense for the year increased 4.4% from the prior year due to several important projects having been placed in service and the effect of acceleration of lives on replaced assets.

  Bleached segment:  Increased capacity in Europe and declining consumption in Asia, coupled with a strong U.S. dollar, have contributed to lower prices from year ago levels and have made the domestic market very
competitive.   Bleached segment sales decreased 3.0% from the prior year to
$1.96 billion, due to decreases in price and product mix of 1.9% and volume of 1.1%. Operating profit for the year decreased 4.9% from 1997 primarily due to product pricing pressures, the effect of the Envelope Division strike and both manufacturing difficulties and marketing challenges in our Consumer Packaging Division. Together these combined to offset the company's progress in cost improvement initiatives. During 1998, approximately 24% of bleached segment sales were made to the tobacco industry for packaging. Approximately 15% of the segment sales were exported or used to produce products for export with the remaining 9% made for the domestic tobacco industry for sale in the United States. The current legal, regulatory and legislative pressures on the tobacco industry may have an adverse effect on bleached segment profitability. While we would expect to compensate for such an adverse effect by continuing growth in other consumer product markets, these alternatives may not, in the short run, fully offset any decline in profitability related to sales to the tobacco industry. In February 1998, six of the company's eight Envelope Division locations went on strike. The strike, which was settled in early March, reduced second quarter consolidated earnings by approximately $.05 per share and continued to adversely impact earnings for the balance of the year. The division is working diligently to regain lost business while seeking new sales with an expanded product line and improved printing capabilities. During the year, we completed the second major coated paper machine rebuild in two years at our mill in Luke, MD. The rebuilds reduced both 1997 and 1998 fiscal year earnings by approximately $.05 per share. In the fourth quarter of 1998 a pretax charge of $5 million, or $.03 per share, was recorded, which was the result of operational changes to strengthen the Consumer Packaging Division. The charge reflects costs associated with announced terminations for approximately 240 employees and the writedown of certain assets.

  Unbleached segment:  Unbleached segment sales for the year decreased
6.9% to $594.2 million, due to decreases in volume of 5.5% and in price and product mix of 1.4%. Lower shipments of domestic commodity grade containerboard products and Brazilian corrugated boxes were marginally offset by improvements in our differentiated saturating kraft paper. Operating profit for the unbleached segment for the year was $95.6 million which decreased from $102.4 million for the prior year period due mainly to pricing pressures faced by Rigesa, Ltda., our Brazilian subsidiary, which accounted for 20% of unbleached segment operating profit compared to approximately 37% for the 1997 comparable period. The Brazilian government's financial reforms enacted in the fall of 1997 have sharply curtailed economic growth, which has reduced business for our packaging operations. While optimistic that the Brazilian government's initiatives will ultimately lead to long-term growth and stability, the company expects that difficult market conditions will persist for sometime. At this time, the company is not in a position to determine what impact the Brazilian government's recently proposed fiscal reform package will have on our operations in Brazil. Due to the decline in the rate of inflation in Brazil in recent years, effective November 1, 1997, the Brazilian real became the functional currency for the company's Brazilian operations and adjustments resulting from financial statement translations are now included in the shareholders' equity section of the balance sheet. The effect of this change did not have a significant impact on earnings for the period.

  Chemicals segment: Chemicals segment sales for the year increased 2.7% from 1997 to $335.2 million, due to favorable changes in price and product mix of 1.5% and volume of 1.2%. Operating profit for the chemicals segment increased to a record level of $70.3 million.

  Other items: Other income (expense) decreased from the prior year due to losses on the sales of plant and equipment reported in 1998 compared to gains in 1997. Interest expense increased 18.1% for the year compared to the prior year period due to the issuance of sinking fund debentures in March and June 1997 and lower levels of capitalized interest in the current year. The effective tax rate for 1998 increased to 35.4% compared to 34.0% in the prior year principally due to the decline in foreign earnings which are generally subject to lower tax rates.


Fiscal year 1997
The results for the fiscal year ended 1997 reflected the very competitive market conditions felt throughout our industry. Sales of $2.98 billion for the fiscal year were down 2.1% from 1996, the result of a 4.4% decrease in price and product mix, partially offset by an increase in the volume of shipments of 2.3%. Net income in 1997 was $162.7 million, or $1.60 per share basic and $1.58 per share diluted, a decline of 23.3% from $212.2 million, or $2.09 per share basic and $2.07 per share diluted, earned in 1996. While pricing remained a significant challenge, orders for linerboard and coated printing papers increased, and orders for our bleached board showed improvement during the latter part of the year. Export sales from the United States represented 16% of the company's consolidated sales for 1997, and increased 10% from last year despite slower economic growth in some markets. Sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately 25% of consolidated sales. Gross profit margin for the year was 19%, compared with 21% in 1996. The reduction in the gross profit margin was primarily the result of the market pressure on prices felt throughout our industry and some temporary machine downtime for paper machine improvements. The decrease in cost of products sold for the year was attributable to decreases in some direct materials and conversion costs. Depreciation and amortization expense for the year increased 12% from the prior year.

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

  Unbleached segment sales for the year decreased 8% to $638 million, due to decreases in price and product mix of 8.9%, partially offset by an increase in volume. Although the demand for linerboard, saturating kraft paper and folding carton board strengthened, the unbleached segment pricing was adversely affected by the very competitive conditions in those markets. In Brazil, similar conditions impacted the Brazilian corrugated box markets. Operating profit for the unbleached segment for the year was $102.4 million which decreased from $134.7 million for the prior year period due mainly to pricing pressures and some temporary machine downtime taken in the fourth quarter. Rigesa, Ltda., our Brazilian subsidiary, accounted for 37% of unbleached segment operating profit in 1997.

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


Fiscal year 1996
Sales and earnings for the fiscal year ended 1996 reflected the very competitive market conditions that began late in 1995 causing prices and shipments of key paper and paperboard grades to decline from 1995's record-setting levels. Sales of $3 billion for the fiscal year were down 6.9% from the record levels set during 1995, the result of a 4.4% decrease in the volume of shipments and a 2.5% decrease in price and product mix. Net income in 1996 was $212 million, or $2.09 per share basic and $2.07 per share diluted, a decline of 24% from $281 million, or $2.78 per share basic and $2.76 per share diluted, earned in 1995. The decline in sales reflected market softness which developed in the fall of 1995 when our markets were affected by relatively high customer inventories and capacity additions in certain sectors of our industry. While pricing remained under pressure, orders for coated printing papers increased, and our bleached board markets, which remained reasonably stable throughout the year, improved as well. Export sales from the United States represented approximately 15% of the company's consolidated sales for 1996 and equaled the prior year's level despite slower economic growth in some markets. Sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately 23% of consolidated sales. Gross profit margin for the year was 21%, compared with 24% in 1995. The reduction in the gross profit margin was primarily the result of the market pressure on prices felt throughout our industry and some temporary machine downtime. The decrease in cost of products sold for the year was attributable to volume declines, partially offset by some direct materials and labor cost increases. Depreciation and amortization expense for the year increased 4.4% from the prior year.

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


Liquidity and capital resources
At October 31, 1998, the ratio of current assets to current liabilities was 1.6, compared to 2.0 and 1.7 in 1997 and 1996, respectively. The twelve-month average collection period for trade receivables was 35 days in 1998 compared to 32 days in both 1997 and 1996. Finished goods inventories increased from prior year levels, reflecting normal production levels in a period of increased competition in our major business areas. Cash flows from operations were $407 million for 1998, compared to $391 million in 1997 and $522 million in 1996. Management believes that the company's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.


  New investment in plant and timberlands was $420 million for 1998, compared to $614 million in 1997 and $511 million in 1996. Cash payments for these investments totaled $423 million in 1998, $621 million in 1997 and $522 million in 1996. The decrease in capital expenditures resulted from completion by the end of fiscal 1997 of several important capital projects, including major paper machine improvements, the construction of the Chemical Division's new carbon plant in Wickliffe, KY, and the removal of elemental chlorine from all of our pulp bleaching processes.
At October 31, 1998, the funds required to complete all authorized capital projects were approximately $250 million. Capital expenditures for 1999 are expected to be approximately $275 million and will be used to support our current production capacity levels. The company may from time to time use outside sources as needed to finance future capital investments as it has in the past. The company had $80 million in commercial paper outstanding at October 31, 1998, compared to none at October 31, 1997 and 1996. The company maintains a $500 million revolving credit agreement, and there was no borrowing under this arrangement during the current period. The ratio of debt to total capital employed was 34% at October 31, 1998, compared to 34% in 1997 and 29% in 1996. In 1997, the Board of Directors authorized the periodic repurchase of the company's common stock to satisfy issuances under its stock option plans. During 1998, 1,800,000 shares were purchased at a cost of $49 million and 218,159 shares were issued out of treasury to satisfy stock option exercises.

  In October 1998, the company announced that it had entered into a definitive agreement to acquire a substantial equity interest in a new consumer packaging business with a plant in Guangzhou, China. The plant, is owned by a subsidiary of Shorewood Packaging Corporation, a United States company. Upon closing, Westvaco will pay approximately $25 million for a 45% interest in the Chinese operations. The investment will be financed from operating cash flows.

  Environmental matters: In 1995, the company authorized removal of elemental chlorine from all of its pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $110 million, represents a major step by Westvaco in addressing subsequent EPA regulations for the U.S. pulp and paper industry regarding air and water quality. These regulations, known as the Cluster Rule, were published in the Federal Register in April 1998. The company anticipates additional capital costs to comply with other parts of these new regulations over the next several years to be in the range of $100 million to $150 million which will also increase operating costs in the range of $3 million to $7 million annually. Environmental organizations are challenging the EPA regarding certain aspects of the Cluster Rule in the U. S. Court of Appeals. Westvaco and other companies are participating in that litigation. If the legal challenge by environmental organizations to the regulations is successful, the company could face additional compliance costs of up to $150 million over the next several years.

  The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately $5 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. In addition, the company is involved in the remediation of certain other than CERCLA sites and has accrued $8.5 million for remediation of these sites.


Year 2000
Westvaco has implemented a structured program encompassing both information and noninformation technology systems to identify and eliminate all Year 2000 problems. Domestically and abroad, the program consists of six phases (inventory, assessment of business criticality, technical assessment of potential Year 2000 failures, remediation, testing and contingency planning) and includes a review of all computer hardware and software, whether used directly to support business and manufacturing processes or embedded in components of machinery and other equipment. The first two phases have been completed as planned. The remaining phases are planned, staffed and scheduled to be completed by June 30, 1999. Remediation and testing of business systems are scheduled for completion by January 31, 1999, except for testing of new accounts receivable software which is scheduled to be completed by April 30, 1999. Remediation and testing of process control systems are currently scheduled to be completed by April 30, 1999. The percentages of this work completed vary across the company's operations, with business systems closer to completion than process control systems, as the latter are by necessity more heavily relying for assessment and remediation upon the manufacturers of the company's major process control equipment. At this point, the company remains confident it will meet its ultimate target dates.

  Westvaco has contacted all vendors whose noncompliance, either individually or cumulatively, it believes could materially impact the company's business. As of October 31, 1998, 47% of vendors contacted have responded, substantially all indicating they expect to address their Year 2000 issues in a timely manner. The company is following up with vendors yet to respond satisfactorily or at all to its inquiries. Separately, the company is also actively seeking information and assurances of a more technical nature from certain vendors regarding the compliance status of specific equipment. The Year 2000 disclosures of customers having similar significance to the company's business are reviewed on an ongoing basis. Westvaco cannot provide assurance that the Year 2000 compliance plans of its vendors and customers, particularly those in international markets, will be successfully completed in a timely manner.

  Program costs, are currently estimated to be between $9 and $12 million. The estimate includes internal costs (i.e., related payroll and required downtime) and external costs (i.e., hiring consultants to assist in compliance efforts). Program costs do not include the cost of major new business system implementations scheduled prior to the company's specific Year 2000 compliance efforts described herein and completed during the last two years. Estimated costs would have been substantially greater but for the fact that recent modernization of many of the company's business systems involved the replacement of software with new software that is Year 2000 compliant at a cost of approximately $30 million. As of October 31, 1998, approximately $3.5 million in program costs have been funded by operating cash flows and expensed as incurred except for newly installed systems which were capitalized in accordance with the company's accounting policies. Although such costs may be significant to the company's results of operations in one or more fiscal quarters, Westvaco does not expect a material adverse impact on its long-term results of operations, liquidity or financial position. Cost estimates may be refined as technical assessment, remediation and testing continue and as compliance status information becomes available from third-party business partners.

  If Westvaco were not taking any of the remedial steps detailed above, Year 2000 issues would possibly cause significant technological problems for the company, disrupting business and resulting in a decline in earnings. At this time, however, management does not believe that this will happen.

  The most reasonably likely worst case scenario should Westvaco, its customers or vendors be unable to adequately resolve Year 2000 issues, would include a temporary slowdown or abrupt stoppage of operations at one or more of the company's facilities due to the failure of one or more critical process control elements or business systems. Such failures could result in interruptions in manufacturing, safety and/or environmental systems; and/or a temporary inability to receive raw materials, ship finished products and process orders and invoices. Although not anticipated at this time, if such or similar scenarios were to occur, they could, depending on their duration, have a material impact on the company's results of operations and financial position. Such theoretical consequences are of a kind and magnitude generally shared with other manufacturing companies. Assuming the successful completion of its Year 2000 program in a timely manner, the company expects that any Year 2000 disruptions which occur, should there be any, will be minor and not material to its business.

  Contingency planning for business and process control systems will begin by January 1, 1999. Such plans will, as appropriate, include the identification of alternate suppliers, vendors and service providers; the accumulation of inventory; the identification of manual alternatives and the arranging for rapid access to qualified vendor technical support. Once developed, contingency plans will continue to be reassessed and refined as additional information becomes available.

  Estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events.

  Accounting changes: In 1999, the company will adopt two new accounting standards issued by the Financial Accounting Standards Board, Statement of Financial Accounting Standards (SFAS) 130, Reporting Comprehensive Income, and SFAS 131, Disclosures about Segments of an Enterprise and Related Information. Also, the company is required to adopt a new accounting standard in fiscal year 2000, SFAS 133, Accounting for Derivative Instruments and Hedging Activities. For further discussion, see the summary of significant accounting policies in the notes to the financial statements.


Forward-looking statements
Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions,anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed in or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed in or implied by the forward-looking statements include, but are not limited to, competitive pricing for the company's products; changes in raw materials, energy and other costs; impact of Year 2000 issues; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; governmental policies and regulations, including but not limited to those affecting the environment and the tobacco industry; and currency movements.


Fourth quarter results
Sales were $732 million for the fourth quarter of 1998, compared to sales of $783 million for the fourth quarter of 1997. In the fourth quarter of 1998, the company recorded net income of $33.2 million, or $.33 per share basic and diluted, compared to net income of $51.7 million, or $.51 per share basic and $.50 per share diluted, for the prior year period.

Investor services plan
At year end, 15,310 shareholders, including members of the company's savings and investment plans for salaried and hourly employees, representing 14,425,934 shares of Westvaco common stock, were participants in the company's Investor Services Plan.

Number of shareholders
At year end, the number of individuals and institutions owning Westvaco common shares was about 20,140. This number includes 12,350 members of the company's salaried and hourly savings and investment plans. The plans, established in 1968 and 1995, respectively, hold 13,104,053 shares of Westvaco common stock for the accounts of participants. This represents 13% of the 100,326,367 shares of common stock outstanding at year end.

Payroll and benefit costs
The total cost of payroll and benefits was $671 million, compared with $680 million in 1997. This includes $47.4 million in Social Security taxes in 1998 and $49.2 million in 1997. Payroll and benefit costs were 23% of sales in 1998 and 1997. Sales per employee have increased 36% in the last five years. In 1993, they stood at $162,366, rising to $220,805 in 1998.



FINANCIAL STATEMENTS

Consolidated statement of income
--------------------------------
In thousands, except per share
Year ended October 31                           1998        1997        1996

Sales                                     $2,885,917  $2,982,288  $3,045,450
Other income [expense]                        18,747      28,743      29,065
                                           2,904,664   3,011,031   3,074,515

Cost of products sold [excludes
  depreciation shown separately below] 2,071,011 2,161,194 2,173,719 Selling, research and administrative
  expenses                                   238,097     240,814     234,366
Depreciation and amortization                280,981     269,151     240,411
Interest expense                             110,162      93,272      90,063
                                           2,700,251   2,764,431   2,738,559

Income before taxes                          204,413     246,600     335,956

Income taxes                                  72,400      83,900     123,800

Net income                                $  132,013  $  162,700  $  212,156


Net income per share:
Basic                                          $1.30       $1.60       $2.09
Diluted                                         1.30        1.58        2.07


Shares used to compute net income per share:
Basic                                        101,311     101,978     101,737
Diluted                                      101,788     102,704     102,412


The accompanying notes are an integral part of these financial statements.



Consolidated balance sheet
--------------------------
In thousands
At October 31                                     1998         1997

ASSETS
Cash and marketable securities              $  105,050   $  175,354
Receivables                                    286,423      300,827
Inventories                                    285,783      270,519
Prepaid expenses and other current assets       61,936       58,508
  Current assets                               739,192      805,208
Plant and timberlands:
  Machinery                                  5,079,177    4,739,179
  Buildings                                    655,020      626,559
  Other property, including plant land         224,229      226,082
                                             5,958,426    5,591,820
  Less:  accumulated depreciation            2,634,702    2,447,575
                                             3,323,724    3,144,245
  Timberlands-net                              273,975      269,216
  Construction in progress                     204,732      270,897
                                             3,802,431    3,684,358
Other assets                                   467,045      409,221
                                            $5,008,668   $4,898,787


LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses       $  346,552   $  356,691
Notes payable and current maturities of
  long-term obligations                         99,072       26,121
Income taxes                                    21,501       22,765
  Current liabilities                          467,125      405,577
Long-term obligations                        1,526,343    1,512,621
Deferred income taxes                          768,752      702,021
Shareholders' equity:
  Common stock, $5 par, at stated value
     Shares authorized: 300,000,000
     Shares issued: 103,170,667
     [1997-103,170,667]                        764,574      761,522
  Retained income                            1,588,932    1,549,356
  Cumulative translation adjustment            [32,167]           -
  Common stock in treasury, at cost
     Shares held: 2,844,300
     [1997-1,240,644]                          [74,891]     [32,310]
                                              2,246,448    2,278,568
                                             $5,008,668   $4,898,787


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
------------------------------------
In thousands
Year ended October 31                           1998        1997        1996

Cash flows from operating activities:
  Net income                               $ 132,013   $ 162,700   $ 212,156
  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Provision for depreciation and
      amortization                           280,981     269,151     240,411
    Provision for deferred income taxes       57,244      46,798      49,243
    [Gains] losses on sales of plant
      and timberlands                            894     [10,537]     [6,546]
    Pension credit and other employee
      benefits                               [50,869]    [39,296]    [43,716]
    Foreign currency translation
      [gains] losses                             130       1,690         477
  Net changes in assets and liabilities      [17,063]    [43,380]     61,924
  Other, net                                   3,376       3,557       7,869
          Net cash provided by
            operating activities             406,706     390,683     521,818

Cash flows from investing activities:
  Additions to plant and timberlands        [422,984]   [621,172]   [521,598]
  Proceeds from sales of plant
    and timberlands                            6,905      22,292      67,793
  Other, net                                      50       5,912      [4,377]
          Net cash used in investing
            activities                      [416,029]   [592,968]   [458,182]

Cash flows from financing activities:
  Proceeds from issuance of common stock       3,766      10,901       5,585
  Proceeds from issuance of debt             548,194     649,186      46,357
  Dividends paid                             [89,300]    [89,778]    [89,539]
  Treasury stock purchases                   [49,484]    [17,374]          -
  Repayment of notes payable and
    long-term obligations                   [470,146]   [290,018]    [62,125]
          Net cash provided by [used in]
            financing activities             [56,970]    262,917     [99,722]

Effect of exchange rate changes on cash       [4,011]       [646]       [369]

  Increase [decrease] in cash and
    marketable securities                    [70,304]     59,986     [36,455]

Cash and marketable securities:
  At beginning of period                     175,354     115,368     151,823
  At end of period                        $  105,050   $ 175,354   $ 115,368


The accompanying notes are an integral part of these financial statements.



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

Accounting standards changes: Effective November 1, 1997, the company adopted The American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, Environmental Remediation Liabilities, which provides guidance concerning the recognition, measurement and disclosure of environmental remediation liabilities. The adoption did not have a material effect on the company's consolidated financial position or results of operations. On November 1, 1997, the company adopted Statement of Financial Accounting Standards (SFAS) 128, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share on the face of the income statement.

   In 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, Reporting Comprehensive Income, which establishes standards for the reporting and displaying of comprehensive income, and SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way public companies report information about operating segments in both interim and annual financial statements and related disclosures. The company has not determined what, if any, impact SFAS 131 will have on the operating segments reported nor the related disclosures. In February 1998, the FASB issued SFAS 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pensions and other postretirement benefits. These three standards will be effective for the 1999 fiscal year. Also issued in 1998, SFAS 133, Accounting for Derivative Instruments and Hedging Activities requires derivative instruments to be recorded in the balance sheet at their fair value with changes in their fair value being recognized in earnings unless specific hedge accounting criteria are met. Given the current level of its derivative and hedging activities, the company believes the impact of this new standard will not be material. This standard will be effective for the company's 2000 fiscal year.

Environmental matters: Environmental expenditures that increase useful lives are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The estimated closure costs for existing landfills based on current environmental requirements and technologies are accrued over the expected useful lives of the landfills.

   The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. At October 31, 1998, the company has accrued approximately $5 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. In addition, the company is involved in the remediation of certain sites other than CERCLA sites and also operates landfills for its own use. At October 31, 1998, the company had accrued $8.5 million for remediation and closure costs.

Translation of foreign currencies: Due to the decline in the rate of inflation in Brazil in recent years, effective November 1, 1997, the Brazilian real became the functional currency for the company's Brazilian operations. The assets and liabilities of the company's Brazilian subsidiary are translated into U.S. dollars using year-end exchange rates and adjustments resulting from financial statement translations are included in the cumulative translation adjustment in the shareholders' equity section of the balance sheet. Revenues and expenses are translated at average rates prevailing during the year.

   Prior to the current fiscal year, the functional currency for these operations was the U.S. dollar due to the high inflation rate which previously existed in that country. Foreign currency asset and liability accounts were remeasured into U.S. dollars at fiscal year-end rates except for inventories, properties and accumulated depreciation, which were translated at historical rates; revenues and expenses (other than those relating to assets translated at historical rates) were translated at average rates prevailing during the year. Translation gains and losses were included in other income (expense).

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

Income per share: Basic net income per share for all the periods presented has been calculated using the weighted average shares outstanding. In computing diluted net income per share, incremental shares issuable upon the assumed exercise of stock options have been added to the weighted average shares outstanding.


A.  Other income (expense)
Components of other income (expense) are as follows:

In thousands                                    1998        1997        1996

Gains [losses] on sales of plant,
  equipment and timberlands                  $  [894]    $10,537     $ 6,546
Interest income                               18,010      15,089      22,172
Foreign currency translation
  gains [losses]                                [130]     [1,690]       [477]
Other, net                                     1,761       4,807         824
                                             $18,747     $28,743     $29,065


B.  Research and development
Expenditures of $45,139,000 (1997-$42,944,000, 1996-$38,262,000)
were expensed as incurred.


C.  Income taxes
Income before provision for income taxes consisted of:

In thousands                                    1998        1997        1996

Domestic                                    $157,075    $177,323    $257,582
Foreign                                       47,338      69,277      78,374
                                            $204,413    $246,600    $335,956

The provision for income taxes is composed of:

In thousands                                    1998        1997        1996
Current:
 Federal                                    $  9,254    $ 23,982    $ 47,136
 State                                        [3,243]      3,503      12,610
 Foreign                                       9,145       9,617      14,811
                                              15,156      37,102      74,557

Deferred:
 Federal                                      45,871      35,949      39,668
 State                                        11,792       9,375       8,977
 Foreign                                        [419]      1,474         598
                                              57,244      46,798      49,243
                                            $ 72,400    $ 83,900    $123,800

The net deferred income tax liability at October 31, 1998 and 1997 includes the following components:

In thousands                                                1998        1997
Current deferred tax assets:
 Employee benefits                                      $ 15,430    $ 16,423
 Other                                                    25,288      25,596
                                                          40,718      42,019
Noncurrent deferred tax assets:
 Alternative minimum tax carryforward                    143,581     133,034

Noncurrent deferred tax liabilities:
 Depreciation                                            643,834     600,491
 Pension and other employee benefits                     133,351     116,977
 State and local taxes                                    99,487      90,877
 Other                                                    35,661      26,710
                                                         912,333     835,055

Total net deferred tax liability                        $728,034    $660,002

The differences (expressed as a percentage of pretax income) between the U.S. statutory federal income tax rate and the effective income tax rate as reflected in the accompanying consolidated statement of income are:

                                                1998        1997        1996

Statutory federal income tax rate               35.0%       35.0%       35.0%
State and local taxes                            2.7         3.4         4.2
Foreign income at other than U.S. rates         [2.6]       [4.0]       [2.5]
Other, net                                        .3         [.4]         .2
Effective tax rate                              35.4%       34.0%       36.9%

  At October 31, 1998, for tax purposes, the company had available $144 million of alternative minimum tax credit carryforwards, which do not expire under current laws. At October 31, 1998, the company had available $3.6 million of foreign tax credit carryforwards, which, if unused, will expire in fiscal years 2000 to 2002.

  Provision has not been made for income taxes which would become payable upon remittance of $283 million of the October 31, 1998 undistributed earnings of certain foreign subsidiaries representing that portion of such earnings which the company considers to have been indefinitely reinvested in the subsidiaries, principally in Brazil. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.


D.  Current assets
Marketable securities of $12,032,000 (1997-$82,647,000) are valued at cost, which approximates market value. Receivables include
$5,731,000 from sources other than trade (1997-$6,989,000) and have been reduced by allowances for discounts and doubtful accounts of $12,748,000 (1997-$11,341,000). Inventories at October 31 are
composed of:

In thousands                                                1998        1997

Raw materials                                           $ 55,580    $ 62,025
Production materials, stores and supplies                 74,338      81,618
Finished and in process goods                            155,865     126,876
                                                        $285,783    $270,519

If inventories had been valued at current cost, they would have been $409,043,000 in 1998 (1997-$390,950,000).


E.  Accounts payable and accrued expenses
Accounts payable and accrued expenses at October 31 consist of:

In thousands                                                1998        1997

Accounts payable:
  Trade                                                 $117,306    $130,425
  Other                                                   24,258      29,108
Accrued expenses:
  Taxes, other than income                                17,239      18,590
  Interest                                                32,996      33,588
  Payroll and employee benefit costs                      83,652      82,976
  Other                                                   71,101      62,004
                                                        $346,552    $356,691

F.  Interest capitalization
In 1998, $130,914,000 of interest cost was incurred (1997-$119,234,000,
1996-$105,312,000) of which $20,752,000 was capitalized (1997-$25,962,000,
1996-$15,249,000).


G.  Cash flows
Changes in assets and liabilities are as follows:

In thousands                                    1998        1997        1996

[Increase] decrease in:
   Receivables                              $ 12,765    $[23,674]   $ 36,679
   Inventories                               [17,249]     [7,577]     11,155
   Prepaid expenses
    and other current assets                  [5,905]      1,633        [943]
Increase [decrease] in:
   Accounts payable and
    accrued expenses                          [5,597]     [9,957]     45,764
   Income taxes payable                       [1,077]     [3,805]    [30,731]
                                            $[17,063]   $[43,380]   $ 61,924

Reconciliation of capital expenditures on a cash basis:

In thousands                                    1998        1997        1996

New investment in plant and timberlands     $419,705    $613,896    $510,902
Less:  debt assumed                               [4]        [21]        [62]
       net change in related current
         liabilities                           3,283       7,297      10,758

Cash additions to plant and timberlands     $422,984    $621,172    $521,598

Cash payments for interest, excluding amounts capitalized, were $108,082,000 in 1998 (1997-$84,503,000,1996-$87,060,000). Cash
payments for income taxes were $13,744,000 in 1998 (1997-$39,331,000,
1996-$105,220,000).


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

  The company has no significant capital lease liabilities.  Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:
                                                                   Operating
In thousands                                                          leases

1999                                                                $ 22,213
2000                                                                  17,077
2001                                                                  14,141
2002                                                                  11,726
2003                                                                   9,698
Later years                                                           47,459

Minimum lease payments                                              $122,314

Rental expense under operating leases was $40,179,000 in 1998
(1997-$38,031,000, 1996-$36,629,000).

  At October 31, 1998, commitments required to complete currently authorized capital projects are $250 million.


I.  Notes payable and long-term obligations
At October 31, 1998, notes payable and long-term obligations include:

In thousands                                             Current  Noncurrent

Debentures:
   9.65%, due 2002                                                $  100,000
   9 3/4%, due 2020                                                  100,000
Sinking Fund Debentures:
   7%, due 2004-2023                                                 150,000
   7 1/2%, due 2008-2027                                             150,000
   7.65%, due 2008-2027                                              150,000
   7.75%, due 2004-2023                                              150,000
   8 1/8%, due 1999-2007                                 $ 2,350      21,800
   8.30%, due 2003-2022                                              125,000
   10 1/8%, due 2000-2019                                            100,000
   10 1/4%, due 1999-2018                                  5,000      95,000
   10.30%, due 2000-2019                                             100,000
Pollution Control Revenue Bonds:
   5.85-6.65%, due 2004-2018                                          26,620
   5 7/8-5.9%, due 1999-2003                               1,865       8,605
   5 7/8-6.2%, due 1999-2007                                 550      12,030
   5.9-6.2%, due 2004-2008                                             5,900
   6 3/8%, due 2026                                                    5,740
   7 1/8-7 1/2%, due 1999-2001                               500       3,500
   8 1/4%, due 2000-2010                                               4,100
   9 1/8-9.6%, due 2006-2015                                          10,100
   10 1/2%, due 2004                                                   1,500
Industrial Revenue Bonds:
   7-7.67%, due 1999-2027                                    385      94,915
Economic Development Bonds:
   8 3/4%, due 2000-2010                                               4,300
Notes payable and other                                   88,422     107,233
                                                         $99,072  $1,526,343

Outstanding noncurrent obligations maturing in the four years after 1999 are (in millions): 2000-$36.1; 2001-$36.4; 2002-$132.1; 2003-$34.1.

  An amended revolving credit agreement for $500 million became effective in September 1997, replacing the previous facility dated June 21, 1993. Borrowings under the agreement may be in unsecured domestic or Eurodollar notes and may be at rates approximating prime or the London Interbank Offered Rate, at the company's option. There is a nominal commitment fee on the unused funds. There were no borrowings under this facility during 1998 or 1997.

  The company issued $80 million of 7.67% thirty-year revenue bonds in January 1997. Also, the company issued $150 million of 7.65% thirty-year sinking fund debentures in March 1997 and $150 million of 7 1/2% thirty-year sinking fund debentures in June 1997.

  At October 31, 1998, the book value of financial instruments included in notes payable and long-term obligations was $1,557,477,000 (1997-$1,478,706,000), and the fair value was estimated to be $1,636,093,000 (1997-$1,577,559,000). The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.


J.  Foreign subsidiaries
Income of foreign subsidiaries included in consolidated net income amounted to $38,612,000 in 1998
(1997-$58,186,000, 1996-$62,965,000).

  Results of unbleached operations for Rigesa, Ltda., our Brazilian subsidiary, were as follows:

In thousands                                    1998        1997        1996

Sales                                       $184,011    $220,502    $237,303

Net income                                  $ 27,140    $ 40,858    $ 48,613

Dividends received from foreign subsidiaries amounted to $8,640,000 in 1998 (1997-$13,389,000, 1996-$6,434,000). Assets of these subsidiaries, principally Rigesa, included in the consolidated balance sheet are $408,902,000 (1997-$373,205,000).


K.  Shareholders' equity
In 1997, the company's shareholders approved an amendment to the corporation's Restated Certificate of Incorporation which resulted in an increase in the number of authorized shares of common stock from 200 million to 300 million. Changes in shareholders' equity for 1996, 1997 and 1998 are summarized below:

                                                                                 Retained      Cumulative
                                        Common stock         Treasury stock        income     translation
Dollars in thousands               Shares     Amount     Shares      Amount        Amount      adjustment
Balance at October 31, 1995   102,334,244   $741,193     [783,033]   $[17,050]   $1,356,408             -
  Net income                            -          -            -           -       212,156             -
  Cash dividends                        -          -            -           -       [89,539]            -
  Issuances                       426,875      9,264            -           -             -             -
  Repurchases of common stock           -          -      [87,042]     [2,695]            -             -
Balance at October 31, 1996   102,761,119    750,457     [870,075]    [19,745]    1,479,025             -
  Net income                            -          -            -           -       162,700             -
  Cash dividends                        -          -            -           -       [89,778]            -
  Issuances                       409,548     11,065            -           -             -             -
  Repurchases of common stock           -          -     [610,111]    [20,880]            -             -
  Issuance of treasury stock            -          -      239,542       8,315        [2,591]            -
Balance at October 31, 1997   103,170,667    761,522   [1,240,644]    [32,310]    1,549,356             -
  Net income                            -          -            -           -       132,013             -
  Cash dividends                        -          -            -           -       [89,300]            -
  Foreign currency translation          -          -            -           -             -      $[32,167]
  Issuances                             -      3,052            -           -             -             -
  Repurchases of common stock           -          -   [1,821,815]    [50,176]            -             -
  Issuance of treasury stock            -          -       218,159      7,595        [3,137]            -
Balance at October 31, 1998   103,170,667   $764,574   [2,844,300]   $[74,891]   $1,588,932      $[32,167]


During 1998, the company repurchased 1,800,000 shares (1997-500,000) of company stock under a new repurchase program authorized in 1997 by the Board of Directors. The program was initiated to satisfy issuances under the company's stock option plans. There were no purchases in 1996, 1997 or 1998 under the stock repurchase program authorized in 1987 by the Board of Directors.

  At October 31, 1998, there were 44,170 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue.

  Pursuant to a Rights Agreement approved by the company's Board of Directors in 1997, in the event a person or group were to acquire a 15% or greater position in Westvaco, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of Westvaco which at the time of the 15% acquisition, had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with Westvaco, or Westvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable. The rights expire in December 2007.


L.  Stock option plans
At October 31, 1998, the company had four stock option plans.
The 1983 and 1988 Stock Option and Stock Appreciation Rights
Plans and the 1995 Salaried Employee Stock Incentive Plan provide for the granting of up to 4,725,000, 4,500,000 and 4,837,500, respectively, of stock options and stock appreciation rights to key employees. The 1995 Non-Employee Director Stock Incentive Plan provides for the granting of up to 112,500 stock options and stock appreciation rights to outside directors. For the employee plans, stock options may be granted with or without stock appreciation rights and are granted at market value. They are exercisable after a period of six months to one year and expire not later than ten years from the date of grant. Under each employee plan, stock options may be granted with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control. In 1997, nearly all outstanding stock appreciation rights, which had previously been granted to employees and nonemployee directors, were cancelled or surrendered. Subject to limited exceptions, no new grants for stock appreciation rights were awarded during 1998.

 The company applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its plans and, accordingly, no compensation cost has been recognized. If compensation cost for the company's stock options had been determined based on the fair value method of SFAS 123, the company's net income, income per share basic, and income per share diluted would have been reduced to the pro forma amounts as follows:

In thousands, except per share

Net income                                      1998        1997        1996
  As reported                               $132,013    $162,700    $212,156
  Pro forma                                  127,470     159,089     209,104

Income per share - basic
  As reported                                  $1.30       $1.60       $2.09
  Pro forma                                     1.26        1.56        2.06

Income per share - diluted
  As reported                                  $1.30       $1.58       $2.07
  Pro forma                                     1.25        1.55        2.04

In determining the fair value of options for pro forma purposes, the company used the Black-Scholes option pricing model and
assumed the following for options granted in 1998, 1997 and
1996, respectively:  risk-free interest rate of 5.80%, 6.14% and
5.57%; dividend yield of 2.71%, 3.21% and 3.51%; an expected option life of six years for each year; and an expected
volatility of 20% for each year.  The weighted average fair
values of the options granted during 1998, 1997 and 1996 were
$7.61, $6.16 and $5.10 per share, respectively.  The following table summarizes activity in the plans for 1998, 1997 and 1996.
                                                                    Weighted
                                                                     average
                                                                    exercise
                                                         Options       price
Outstanding at October 31, 1995                        4,210,968      $22.59
        Granted                                          984,392       25.06
        Exercised                                       [756,911]      19.86
        Cancelled                                           [225]      23.08
Outstanding at October 31, 1996                        4,438,224       23.61
        Granted                                          964,015       27.44
        Exercised                                     [1,022,792]      21.92
        Cancelled                                         [3,235]      24.55
Outstanding at October 31, 1997                        4,376,212       24.84
        Granted                                          981,780       32.53
        Exercised                                       [218,159]      20.44
        Cancelled                                           [992]      18.75
Outstanding at October 31, 1998                        5,138,841       26.49

The following table shows various information about stock options outstanding at October 31, 1998.
                                                    Range of exercise prices
                                  $18.29-     $23.08-     $27.44-     $18.29-
                                  $19.13      $26.50      $32.53      $32.53
                                  ------      ------      ------      ------
Number outstanding               281,191   2,921,105   1,936,545   5,138,841

Weighted average price            $18.59      $25.05      $30.02      $26.49

Weighted average remaining
  life (in years)                   1.48        5.67        8.61        6.55

Number exercisable               281,191   2,921,105     969,765   4,172,061

Weighted average price            $18.59      $25.05      $27.52      $25.10

There were 1,470,495 shares available for grant as of October 31, 1998 (1997-2,468,055, 1996-3,428,835). At October 31, 1998, 3,630,946
outstanding options had related limited stock appreciation rights.


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

  The 1998 net pension credit relating to employee pension and retirement benefits was $55,337,000 (1997-$42,058,000, 1996-$37,834,000).
The net pension credits reflect cumulative favorable investment returns on plan assets. The components of the net pension credit for 1998, 1997 and 1996 are as follows:

In thousands                                    1998        1997        1996

Service cost-benefits earned
  during the period                        $  26,934   $  23,369   $  22,168
Interest cost on projected
  benefit obligation                          71,293      65,947      61,890
Actual return on plan assets                [291,895]   [674,619]   [216,244]
Net amortization and deferrals               138,331     543,245      94,352
Net pension credit                         $ [55,337]  $ [42,058]  $ [37,834]

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.75% and 5.00% in 1998, 7.25% and 5.5% in 1997 and 7.75% and 5.5% 1996, respectively. The expected long-term rate of return on plan assets used in determining net pension cost was 9.75% for 1998, 1997 and 1996. The net prepaid pension cost, from the following table, is included in other assets except for an obligation of $21.8 million for an unfunded excess benefit plan which is recorded as a long-term liability. The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheet at October 31, based on a valuation date of July 31.

In thousands                                             1998           1997

Actuarial present value of benefit obligations:
  Accumulated benefit obligation,
    including vested benefits of $[915,445]
    (1997-$[836,073])                             $  [950,394]   $  [870,071]
  Projected benefit obligation                    $[1,084,468]   $[1,003,647]

Plan assets at fair value:
  Mainly listed stocks, including $63 million
    of company stock, and money market and
    fixed income investments                        2,337,713      2,088,419
Plan assets in excess of projected
  benefit obligation                                1,253,245      1,084,772
Unrecognized net gain from past experience
  different from that assumed                        [860,223]      [744,469]
Unrecognized prior service cost                        52,111         54,954
Unrecognized net transition asset                     [22,906]       [29,846]

Net prepaid pension cost included in
  consolidated balance sheet                      $   422,227    $   365,411


Postretirement benefits
The company provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits is funded.

   The components of net periodic postretirement benefits cost for the fiscal years ended October 31, 1998, 1997 and 1996 are as follows:

In thousands                                    1998        1997        1996

Service cost-benefits earned
  during the period                           $1,400      $1,300      $1,200
Interest cost                                  1,500       1,500       1,600
Net amortization                                [800]       [900]       [400]

Net periodic postretirement benefits cost     $2,100      $1,900      $2,400

The accumulated postretirement benefit obligation as of July 31, the valuation date, was as follows:

In thousands                                                1998        1997

Retirees                                                 $16,900     $15,800
Fully eligible active employees                            4,100       3,900
Other active participants                                  2,200       2,000
                                                          23,200      21,700
Unrecognized prior service cost                              200         300
Unrecognized net gain                                      5,300       7,100
Accrued postretirement benefits cost included
  in consolidated balance sheet                          $28,700     $29,100

The discount rate used in determining the accumulated benefit obligation was 6.75% for 1998 and 7.25% for 1997. The annual rate of increase in health care costs was assumed at 7% for 1997, 6% for 1998 and decreasing to a 5% annual rate in 1999 and remaining at that level thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the July 31, 1998 accumulated postretirement benefit obligation by $400,000 and the net postretirement benefits cost for 1998 by $100,000.

Postemployment benefits
The company provides limited postemployment benefits to former or inactive employees, including short-term disability, workers' compensation and severance.


N.  Legal and environmental matters
The company is involved in various legal proceedings and environmental actions, generally arising in the normal course of its business. Although the ultimate outcome of such matters cannot be predicted with certainty, the company does not believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial position, liquidity or long-term results of operations. In any given quarter or quarters, however, it is possible such proceedings or matters could have a material effect on results of operations.


O.  Business segment information
The company's principal business segments are the manufacture of bleached and unbleached paper, paperboard and packaging products and specialty chemicals. Westvaco is a leading manufacturer of paper for high-quality graphic reproduction, it converts paper and paperboard into a variety of endproducts, manufactures specialty chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. The markets in which the company sells its products are affected by several factors, including industry capacities and the level of economic growth in domestic and international markets. The principal markets for Westvaco's products are in the United States. The company owns 1.5 million acres of timberland in the United States and Brazil. Westvaco's Cooperative Forest Management Program provides an additional source of wood fiber for its mills from the 1.4 million acres covered by the program. In Brazil, the company is a major producer of paperboard and corrugated packaging for the markets of that country. Rigesa, a wholly owned Brazilian subsidiary, has in the past been subject to Brazil's inflation and currency fluctuations. Westvaco also exports products from both the United States and Brazil to other countries throughout the world.

  Information about the company's operations and policies in different lines of business are as follows:

  Bleached paper, paperboard and packaging products: The company manufactures bleached products at four domestic mills and markets those products as pulp, printing grade papers and board, envelopes, food containers, folding cartons and cartons for liquid products. Company woodlands provide significant volumes of wood fiber to these mills. Sales of printing grade papers and board accounted for 44% of consolidated sales for 1998 (1997-43%, 1996-42%). Folding carton sales accounted for 10% of consolidated sales in 1998 (1997-11%, 1996-11%). Sales of envelopes accounted for 10% of consolidated sales in 1998 (1997-10%, 1996-11%).

  Unbleached paper, paperboard and packaging products: The company manufactures unbleached products at three mills, including two in Brazil, and markets those products as kraft paper and board and corrugated shipping containers. Company woodlands provide significant volumes of wood fiber to these mills. Sales of kraft paper and board accounted for 13% of consolidated sales for 1998 (1997-13%, 1996-14%).

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

  In 1998, 1997 and 1996, sales to a single customer accounted for approximately 11% of consolidated sales primarily from the company's bleached segment.

  Export sales from the United States amounted to $499,792,000 in 1998 (1997-$487,698,000, 1996-$444,663,000).

Financial information by business segment follows:

In millions                                     1998        1997        1996

Sales
Bleached
   Sales to unaffiliated companies          $1,962.5    $2,020.8    $2,054.9
   Intersegment sales                            1.0         2.4         3.9
     Total                                   1,963.5     2,023.2     2,058.8
Unbleached
   Sales to unaffiliated companies             594.1       638.1       692.9
   Intersegment sales                            0.1         0.2         1.1
     Total                                     594.2       638.3       694.0
Chemicals
   Sales to unaffiliated companies             322.3       306.9       281.8
   Intersegment sales                           12.9        19.4        18.6
     Total                                     335.2       326.3       300.4
Corporate items
   Sales to unaffiliated companies               7.0        16.5        15.9
   Eliminations                                [14.0]      [22.0]      [23.6]
     Total                                      [7.0]       [5.5]       [7.7]

   Consolidated sales                       $2,885.9    $2,982.3    $3,045.5

Operating profit
Bleached                                    $  249.1    $  261.9    $  315.5
Unbleached                                      95.6       102.4       134.7
Chemicals                                       70.3        63.2        54.9
Corporate items                               [210.6]     [180.9]     [169.1]

   Consolidated income before taxes         $  204.4    $  246.6    $  336.0


Depreciation and amortization
Bleached                                    $  191.8    $  185.3    $  170.1
Unbleached                                      59.6        59.4        50.2
Chemicals                                       22.6        17.1        13.7
Corporate items                                  7.0         7.4         6.4
   Consolidated depreciation and
    amortization                            $  281.0    $  269.2    $  240.4

Capital expenditures
Bleached                                    $  283.9    $  413.7    $  314.3
Unbleached                                      94.3        98.5       123.2
Chemicals                                       38.0        97.6        57.4
Corporate items                                  3.5         4.1        16.0

   Consolidated capital expenditures        $  419.7    $  613.9    $  510.9


Identifiable assets
Bleached                                    $3,298.0    $3,200.9    $2,936.0
Unbleached                                   1,129.9     1,121.7     1,056.8
Chemicals                                      362.0       327.5       246.6
Corporate items                                218.8       248.7       198.1

   Consolidated assets                      $5,008.7    $4,898.8    $4,437.5


P.  Selected quarterly information [unaudited]

In thousands, except per share data

Quarter                                         1998        1997        1996

Sales
First                                     $  702,113  $  736,355  $  748,728
Second                                       724,187     724,593     760,284
Third                                        727,826     738,227     757,715
Fourth                                       731,791     783,113     778,723
 Year                                     $2,885,917  $2,982,288  $3,045,450

Gross profit
First                                     $  133,682  $  131,145  $  170,463
Second                                       139,135     134,929     155,370
Third                                        130,835     137,467     149,498
Fourth                                       139,644     157,545     163,705
 Year                                     $  543,296  $  561,086  $  639,036

Net income
First                                     $   32,516  $   35,510  $   62,387
Second                                        34,606      37,940      50,554
Third                                         31,674      37,538      43,619
Fourth                                        33,217      51,712      55,596
 Year                                     $  132,013  $  162,700  $  212,156

Net income per common share-basic
First                                          $ .32       $ .35       $ .61
Second                                           .34         .37         .50
Third                                            .31         .37         .43
Fourth                                           .33         .51         .55
 Year                                          $1.30       $1.60       $2.09

Net income per common share-diluted
First                                          $ .32       $ .35       $ .61
Second                                           .34         .37         .49
Third                                            .31         .37         .43
Fourth                                           .33         .50         .54
 Year                                          $1.30       $1.58       $2.07


Responsibility for financial statements

Management is responsible for the information and representations in the consolidated financial statements and related notes which appear on pages 21 through 32 as well as all other financial information contained in this report. These financial statements were prepared in accordance with generally accepted accounting principles and by necessity include some amounts determined using informed estimates and judgments.

  Management is responsible for establishing and maintaining a system of internal control. The company's accounting systems include internal controls which management believes provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. In establishing the basis for reasonable assurance, management balances the cost of the internal controls with the benefits they provide. Additionally, it has long been the policy of the company to conduct its business affairs in accordance with high ethical standards, as set forth in the Westvaco Code of Conduct.

  PricewaterhouseCoopers LLP, the company's independent accountants, were engaged to audit the consolidated financial statements and were responsible for conducting their audit in accordance with generally accepted auditing standards. The appointment of PricewaterhouseCoopers
LLP as the company's independent accountants by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. Their report immediately follows this statement.

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

November 16, 1998



Report of independent accountants

To the Board of Directors and Shareholders of Westvaco Corporation

In our opinion, the consolidated financial statements appearing on pages 21 through 32 of this report present fairly, in all material respects, the financial position of Westvaco Corporation and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

11 Madison Avenue, New York, New York
November 16, 1998



ELEVEN - YEAR COMPARISON

Year ended October 31           1998    1997    1996    1995    1994    1993

EARNINGS, in millions
Sales                         $2,886  $2,982  $3,045  $3,272  $2,607  $2,345
Net income before
 extraordinary charge
 and cumulative effect of
 accounting changes              132     163     212     283     104      57
Extraordinary charge-
 extinguishment of debt,
 net of taxes                      -       -       -      (2)      -      (8)
Cumulative effect of
 accounting changes,
 net of taxes                      -       -       -       -       -      55
Net income                       132     163     212     281     104     104
Depreciation and amortization    281     269     240     230     219     195

COMMON STOCK
Number of common
 shareholders                 20,140  20,240  20,760  20,490  13,890  14,570
Weighted average number of
 shares outstanding
 [in millions]
   Basic                         101     102     102     101     101     100
   Diluted                       102     103     102     102     101     101

Cash dividends [in millions]     $89     $90     $90     $78     $74     $73

*Per share:
  Net income - basic           $1.30   $1.60   $2.09   $2.78   $1.03   $1.04
  Net income - diluted          1.30    1.58    2.07    2.76    1.03    1.04
  Dividends                      .88     .88     .88     .77 .73 1/3 .73 1/3
  Book value                   22.39   22.35   21.69   20.49   18.48   18.18

* Basic and diluted earnings per share for 1995 include an extraordinary
charge of ($.02) per share for the extinguishment of debt.   Basic and
diluted earnings per share for 1993 include income for the cumulative effect of accounting changes of $.55 and an extraordinary charge of ($.07) per share for the extinguishment of debt.

FINANCIAL POSITION, in millions
Working capital                 $272    $400    $297    $358    $269    $244
Current ratio                    1.6     2.0     1.7     1.8     1.7     1.7
Plant and timberlands, net    $3,802  $3,684  $3,354  $3,140  $3,063  $3,078
Total assets                   5,009   4,899   4,437   4,253   3,983   3,928
Long-term obligations          1,526   1,513   1,153   1,147   1,234   1,258
Shareholders' equity           2,246   2,279   2,210   2,081   1,862   1,824
Debt to total capital            34%     34%     29%     30%     34%     35%

OPERATIONS
Primary production of paper,
 paperboard and market pulp
 [tons, in  thousands]         3,028   3,058   3,001   3,105   2,848   2,626
New investment in plant and
 timberlands [in millions]      $420    $614    $511    $309    $207    $442
Acres of timberlands
 owned [in thousands]          1,465   1,461   1,452   1,453   1,453   1,462
Employees                     13,070  13,370  13,430  14,300  14,170  14,440


Westvaco Corporation and consolidated subsidiary companies


 ELEVEN - YEAR COMPARISON (continued)

Year ended October 31                   1992    1991    1990    1989    1988

EARNINGS, in millions

Sales                                 $2,336  $2,301  $2,411  $2,284  $2,134
Net income before extraordinary
 charge and cumulative effect of
 accounting changes                      136     137     188     223     200
Extraordinary charge - extinguishment
 of debt, net of taxes                     -       -       -       -       -
Cumulative effect of accounting
 changes, net of taxes                     -       -       -       -       -
Net income                               136     137     188     223     200
Depreciation and amortization            183     179     169     156     140

COMMON STOCK
Number of common shareholders         14,970  15,020  15,630  15,530  15,730
Weighted average number of shares
 outstanding [in millions]
   Basic                                  99      98      98      97      97
   Diluted                               100      99      98      98      98

Cash dividends, in millions              $73     $70     $66     $61     $54

*Per share:
  Net income - basic                   $1.37   $1.40   $1.93   $2.30   $2.07
  Net income - diluted                  1.36    1.39    1.92    2.28    2.05
  Dividends                          .73 1/3 .70 5/6 .67 1/2 .62 2/3 .55 1/3
  Book value                           17.84   17.21   16.53   15.27   13.59

FINANCIAL POSITION, dollars in millions
Working capital                         $319    $310    $370    $328    $318
Current ratio                            1.9     2.0     2.2     2.1     2.2
Plant and timberlands, net            $2,838  $2,675  $2,539  $2,240  $1,871
Total assets                           3,704   3,462   3,332   2,961   2,513
Long-term obligations                  1,055     970     961     768     577
Shareholders' equity                   1,777   1,699   1,619   1,488   1,318
Debt to total capital                    31%     31%     32%     29%     26%

OPERATIONS
Primary production of paper,
 paperboard and market pulp
 [tons, in thousands]                  2,595   2,587   2,512   2,499   2,488
New investment in plant and
 timberlands [in millions]              $352    $322    $472    $537    $393
Acres of timberlands owned
 [in thousands]                        1,468   1,483   1,487   1,467   1,462
Employees                             14,520  14,440  15,040  14,960  14,750


Westvaco Corporation and consolidated subsidiary companies