Form 10-K, Exhibit 13
period 1999-10-31
WESTVACO CORP
filed 1999-12-21
CIK 106498

Exhibit 13


HIGHLIGHTS OF THE YEAR


WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES


Year ended October 31                   1999              1998
In millions, except per share

INCOME STATEMENT
Net Sales                           $2,801.8          $2,885.9
Operating profit
  (before corporate and other)        $305.0            $345.5
Net income before
  nonrecurring items  1               $145.1            $135.0
Net income                            $111.2            $132.0

PER SHARE DATA
Earnings before
  nonrecurring items  1                $1.45             $1.33
Earnings                               $1.11             $1.30
Book value                            $21.65            $22.39
Dividends                               $.88              $.88

1 Excludes the 1999 fourth quarter after-tax charge for restructuring of $48.9 million, or $.49 per share, and a credit of $15.0 million, or $.15 per share, for a release of deferred taxes. 1998 fourth quarter excludes an after-tax charge for restructuring of $3 million, or $.03 per share. All per share data is for basic and diluted.


CASH FLOW
Cash from operations                  $412.7            $406.7
Capital Expenditures                  $228.9            $423.0
Dividends                              $88.2             $89.3

BALANCE SHEET
Total assets                        $4,896.7          $5,008.7
Long-term obligations               $1,502.2          $1,526.3
Shareholders' equity                $2,171.3          $2,246.4
Net change in working capital          $40.8           ($127.6)
Debt to capital                         33.6%             33.6%
Return on capital employed               2.5%              2.9%



                      QUARTERLY HIGHLIGHTS

SALES                  1999            1998
In millions

First                 650.7          $702.1
Second                679.5           724.2
Third                 700.2           727.8
Fourth                771.4           731.8
Year               $2,801.8        $2,885.9


DIVIDENDS PER SHARE    1999            1998

First                  $.22            $.22
Second                  .22             .22
Third                   .22             .22
Fourth                  .22             .22
Year                   $.88            $.88


EARNINGS           1999       1998         1999          1998

                EARNINGS PER SHARE         EARNINGS PER SHARE
         BEFORE NONRECURRING ITEMS 1
First             $ .25      $ .32         $.25          $.32
Second              .27        .34          .27           .34
Third               .35        .31          .35           .31
Fourth              .58        .36          .24           .33
Year              $1.45      $1.33        $1.11         $1.30


STOCK PRICES  2               1999                       1998
                   High        Low         High           Low
First            $29.50     $21.44       $34.19        $29.44
Second            29.88      20.81        34.13         29.56
Third             32.81      28.19        31.63         24.94
Fourth            31.25      24.75        27.38         21.00


2   This table reflects the range of market prices of Westvaco common stock as quoted in the New York Stock Exchange - Composite
Transactions. The New York Stock Exchange is the principal market in which the securities are traded.



MAJOR BUSINESS SEGMENTS
Dollars, in millions

(Pie charts)

SALES

Packaging (Includes
  Rigesa, Ltda.)           $1,461.7       52%
Specialty Chemicals        $  314.5       11%
Paper (Includes Envelopes) $1,028.5       37%


OPERATING PROFIT

Packaging (Includes
  Rigesa, Ltda.)            $190.5       63%
Specialty Chemicals         $ 52.5       17%
Paper (Includes Envelopes)  $ 62.0       20%


CAPITAL EXPENDITURES

Packaging (Includes
  Rigesa, Ltda.)            $130.8       62%
Specialty Chemicals         $ 18.1        9%
Paper (Includes Envelopes)  $ 60.0       29%




Management's discussion and analysis of financial condition and results of operations

Analysis of operations
Sales of $2.8 billion for the fiscal year were down 2.9% from 1998, the result of a 4.3% decrease in price and product mix partially offset by a 1.4% improvement in the volume of shipments. Net income in 1999 was $111.2 million, or $1.11 per share, basic and diluted, a 15.8% decrease from 1998 earnings of $132.0 million, or $1.30 per share, basic and diluted. Earnings for the current year include a pretax restructuring charge of $80.5 million, or $.49 per share, basic and diluted, in connection with a business performance improvement plan and an income tax benefit of $15.0 million, or $.15 per share, basic and diluted, related to a release of deferred taxes, both recorded in the fourth quarter (see notes to the financial statements). The restructuring charge included $76.0 million for the writedown of fixed assets. We expect to obtain about $35 million in pretax annual savings from both operational efficiencies and from scaling back operations that no longer meet our financial or strategic objectives. We estimate these restructuring activities will be completed by the end of fiscal year 2000. The income tax benefit results from a business reorganization which reduced the company's deferred state income tax liability. Earnings for 1999 include an after-tax gain of $14.0 million, or $.14 per share, basic and diluted, from the sale of nonstrategic timberlands.

Sales for the year continued to be affected by weak pricing primarily due to global overcapacity combined with a strong
U.S. dollar. During the second half of the year, pressures from lower-priced imported coated printing papers began to ease as demand increased for papers used in catalogue and direct mail applications. Late in the third quarter, the company announced a $60 per ton price increase for coated web-offset paper products, as well as increases on additional grades, including linerboard and bleached board. Export sales from the United States increased compared to 1998 and accounted for 18% of the company's consolidated sales. Total sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately 24% of consolidated sales compared to 25% in the prior year. Gross profit margin for the year improved to 20% compared with 19% for the prior year, due mainly to cost improvement initiatives.
Fiscal year 1999 operating results also benefited from an increase in noncash pension credits of $26.9 million, reflecting cumulative favorable investment returns on pension plan assets. We anticipate that earnings in fiscal year 2000 will benefit from a similar increase over fiscal year 1999.

  Paper segment: Paper segment sales for the year of $1.03 billion increased marginally from the prior year, due to an increase in volume of 7.1% offset by a decrease in price and product mix of 6.8%. Markets for the company's paper products continue to be very competitive, resulting in net sales realizations being substantially below 1998 levels. Paper shipments for the fourth quarter of 1999 were up approximately 15% compared to the same prior year period. Late in the third quarter, the company announced the first price increase since 1996 for coated paper products. Operating profit for the paper segment for the year was $62.0 million, which decreased from $84.8 million for the prior year period, due mainly to lower sales prices.

  Packaging segment: Packaging segment sales decreased 6.8% from the prior year to $1.46 billion in 1999, due to decreases in price and product mix of 5.3% and volume of 1.5%. Markets for the company's paperboard products continue to be very competitive, and our net sales realizations per ton were below
1998 levels.  Operating profit for 1999 decreased
8.2% to $190.5 million primarily due to product pricing pressures which offset the company's progress in cost improvement initiatives. Promising trends in our packaging businesses include improved linerboard prices, increased sales of unbleached folding carton board and higher shipments in Brazil during the second half of the year compared to the first half. Rigesa, Ltda., our Brazilian subsidiary, accounted for 13% of 1999 packaging segment operating profit compared to 17% for the 1998 comparable period, due primarily to the 64% devaluation of the Brazilian real during the year, following the Brazilian government's decision to allow the real to float. In the local currency, Rigesa's sales for the year increased 12% compared to the year earlier period. We anticipate that the unsettled global economic conditions will continue to pose special challenges for our industry. During
1999, approximately 26% of packaging segment sales were made to the tobacco industry for packaging tobacco products compared to approximately 28% for 1998. Approximately 18% of segment sales were exported or used to produce products for export with the remaining 8% made for the domestic tobacco industry for sale in the United States. The current legal, regulatory and legislative pressures on the tobacco industry may have an adverse effect on packaging segment profitability. While we would expect to compensate for such an adverse effect by continuing growth in other consumer product markets, these alternatives may not, in the short run, fully offset any decline in profitability related to sales to the tobacco industry.

  Chemicals segment: Chemicals segment sales for the year decreased 5.3% from 1998 to $314.5 million, due to favorable changes in price and product mix of 3.3% which were more than offset by a decrease in volume of 8.6%. Operating profit for the chemicals segment was $52.5 million compared to $53.2 million in the prior year.

  Other items: Other income (expense) increased from the prior year due to the increased gains on the sales of timberlands in the current year. Interest expense increased 12% for the year compared to the prior year, due to the lower levels of capitalized interest in the current year and increased use of commercial paper. The effective tax rate for 1999 decreased to 24.9% compared to 35.4% in the prior year, principally due to the reduction in the deferred state income tax liability to reflect a lower effective state income rate, as described above.

  In October 1999, Westvaco signed a definitive agreement to acquire Temple-Inland's bleached paperboard mill in Evadale, TX. The company will pay
$575 million for the mill's fixed assets and approximately $50 million for working capital. The transaction is scheduled to close in December 1999.

  On November 29, 1999, Westvaco signed a definitive agreement to acquire Mebane Packaging Group, a leading supplier of packaging for pharmaceutical products and personal care items. The sale is scheduled to close by the end of the first quarter of fiscal 2000.

Fiscal year 1998
Extremely challenging global business conditions were felt throughout our industry during our 1998 fiscal year. Asian markets were particularly challenging as a result of currency devaluations and reduced economic activity in the region. Sales of $2.9 billion for the fiscal year were down 3.2% from 1997, the result of decreases of 1.8% in the volume of shipments and 1.4% in price and product mix. Net income in 1998 was $132.0 million, or $1.30 per share, basic and diluted, a decline of 18.9% from $162.7 million, or $1.60 per share basic and $1.58 per share diluted, earned in 1997. Other principal factors contributing to our decline in earnings included a strike within our Envelope Division and difficult circumstances within our Consumer Packaging Division, which are discussed in the paper and packaging segment analyses, respectively. Despite stiff challenges resulting from turmoil in international markets and adverse currency valuations, export sales from the United
States increased slightly compared to 1997 and represented approximately 17% of the company's consolidated sales for 1998. Sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately
25% of consolidated sales and were slightly below prior year levels. The marginal improvements in most international markets were more than offset by reduced business for our packaging operations in Brazil, where the government's austerity measures enacted last fall in response to the Asian crisis had sharply curtailed economic growth. Gross profit margin for the year was 19% in both 1998 and 1997.
As discussed further below, the effect of weakened product pricing was largely offset by our cost improvement initiatives. Depreciation and amortization expense for the year increased 4.4% from the prior year, due to several important projects having been placed in service and the effect of acceleration of lives on replaced assets.

  Paper segment sales for the year decreased 2.8% to $1.03 billion, due to decreases in volume of .8% and in price and product mix of 2.0%. Operating profit for the paper segment for the year was $84.8 million which increased from $82.0 million for the prior year period due mainly to increased efforts in our cost improvement initiatives that were offset by the effect of the Envelope Division strike. In February
1998, six of the company's eight Envelope Division locations went on strike. The strike, which was settled in early March, reduced second quarter consolidated earnings by approximately $.05 per share and continued to adversely impact earnings for the balance of the year. During 1998, we completed the second major coated paper machine rebuild in two years at our mill in Luke, MD. The rebuilds reduced both 1997 and 1998 fiscal year earnings by approximately $.05 per share.

  Packaging segment sales decreased 4.4% from the prior year to $1.57 billion, due to decreases in volume of 3.1% and price and product mix of 1.3%. Lower shipments of domestic commodity grade containerboard products and Brazilian corrugated boxes were marginally offset by improvements in our differentiated saturating kraft paper. Operating profit for the year decreased 9.2% from 1997, primarily due to product pricing pressures, from both manufacturing difficulties and marketing challenges. Together these combined to offset the company's progress in cost improvement initiatives.
Rigesa accounted for 17% of packaging segment operating profit compared to 21% for the 1997 comparable period. The Brazilian government's financial reforms enacted in the fall of 1997 have sharply curtailed economic growth, which has reduced business for our packaging operations. Due to the decline in the rate of inflation in Brazil in recent years, effective November 1, 1997, the Brazilian real became the functional currency for the company's Brazilian operations and adjustments resulting from financial statement translations since then have been included in the shareholders' equity section of the balance sheet. The effect of this change did not have a significant impact on earnings for the period. During 1998, approximately
28% of packaging segment sales were made to the tobacco industry for packaging. Approximately 18% of the segment sales were exported or used to produce products for export with the remaining 10% made for the domestic tobacco industry for sale in the United
States. In the fourth quarter of 1998, a pretax charge of $5 million, or $.03 per share, was recorded, which was the result of operational changes to strengthen the Consumer Packaging Division. The charge reflects costs associated with announced terminations for approximately 240 employees and the writedown of certain assets.

  Chemicals segment sales for the year increased
2.6% from 1997 to $332.1 million, due to favorable changes in price and product mix of 1.4% and volume of 1.2%. Operating profit for the chemicals segment increased 8.5% to a level of $53.2 million.

  Other income (expense) decreased from the prior year, due to losses on the sales of plant and equipment reported in 1998 compared to gains in 1997. Interest expense increased 18.1% for the year compared to the prior year period, due to the issuance of sinking fund debentures in March and June 1997 and lower levels of capitalized interest in the current year. The effective tax rate for 1998 increased to 35.4% compared to 34.0% in the prior year, principally due to the decline in foreign earnings subject to lower tax rates.

Liquidity and capital resources
At October 31, 1999, the ratio of current assets to current liabilities was 1.7 compared to 1.6 and 2.0 in 1998 and 1997, respectively. The twelve-month average collection period for trade receivables was 34 days in 1999 compared to 35 days in 1998 and 32 days in 1997. Finished goods inventories decreased from prior year levels, reflecting the selective shutdown of paper machines to control inventory levels and improved fourth quarter shipments. Cash flows from operations were $413 million for 1999, compared to $407 million in 1998 and $391 million in 1997. Management believes that the company's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

 New investment in plant and timberlands was $232
million for 1999, compared to $420 million in 1998 and $614 million in 1997. Cash payments for these investments totaled $229 million in 1999, $423 million in 1998 and $621 million in 1997. This planned lower level of capital spending follows the completion of several important initiatives that added significant support to our long-term strategy. At October 31, 1999, the funds required to complete all authorized capital projects were approximately $147 million. Capital expenditures for 2000 are expected to be approximately $250 million, including the expenditures at the Evadale, TX, mill after the acquisition, and will be used to support our current production capacity levels.
The company may from time to time use outside sources as needed to finance future capital investments as it has in the past. The company had $15 million in commercial paper outstanding at October 31, 1999, compared to $80 million at October 31, 1998, and none at October 31, 1997.
The company maintains a $500 million revolving credit agreement, and there was no borrowing under this arrangement during the current year period.
The ratio of debt to total capital employed was 34% at October 31, 1999, 1998 and 1997. In 1997, the
Board of Directors authorized the periodic repurchase of the company's common stock to satisfy issuances under its stock option plans. During
1999, 460,000 shares were purchased at a cost of $11 million and 466,169 shares were issued out of treasury to satisfy stock option exercises.

  During the second quarter of 1999 the company completed the acquisition of an equity interest in a new consumer packaging business with a plant in Guangzhou, China. The company paid $22.7 million for a 45% interest in the Chinese operations. The investment was financed from operating cash flows.

  As discussed earlier the company signed two definitive agreements to acquire Temple-Inland's bleached board mill and the Mebane Packaging Group.
In November 1999, the company issued $200 million of 6.85% five-year notes and $200 million of 7.10% ten-year notes to fund part of these purchases, with the remainder to be financed with short-term debt backed by a revolving credit facility which will be replaced with long-term debt as market conditions permit.

Environmental matters: In 1995, the company authorized removal of elemental chlorine from all of its pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $110 million, represented a major step by Westvaco in addressing subsequent EPA regulations for the U.S. pulp and paper industry regarding air and water quality. These regulations, known as the Cluster Rule, were published in the Federal Register in April 1998. The company anticipates additional capital costs to comply with other parts of these new regulations over the next several years to be in the range of $100 million to $150 million which will also increase operating costs in the range of $3 million to $7 million annually. Environmental organizations are challenging the EPA regarding certain aspects of the Cluster Rule in the U.S. Court of Appeals.
Westvaco and other companies are participating in that litigation. If the legal challenge by environmental organizations to the regulations is successful, the company could face additional compliance costs of up to $150 million over the next several years.

  The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws.
While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately $5 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. In addition, the company is involved in the remediation of certain other than CERCLA sites and has accrued approximately
$10 million for remediation of these sites.

Year 2000 (as of mid-December 1999)
Westvaco's six-phase base program aimed at identifying and eliminating the company's Year 2000 problems in high-risk areas was substantially complete by June 30, 1999. The six phases (inventory, assessment of business criticality, technical assessment of potential Year 2000 failures, remediation, testing and contingency planning) encompassed both information and noninformation technology systems. For both our domestic and foreign operations, the program included a review of all computer hardware and software, whether used directly to support business and manufacturing processes or embedded in components of machinery and other equipment.

As the company's Year 2000 compliance efforts are an ongoing process, Westvaco has, where necessary, expanded and advanced its Year 2000 base program to enhance the company's level of readiness beyond the base program June 30 target date. With the goal of identifying and tracking any remaining tasks needing to be accomplished between now and December 31, the advanced program is designed to (1) review and properly archive all records associated with Year 2000 measures to date; (2) refine Westvaco's contingency plans after consulting with experts in the power and process manufacturing industries and reviewing procedures to be followed prior to and upon any computer-related system failure at Westvaco or at a utility serving Westvaco; (3) establish a communications center at Westvaco's Laurel, MD data center to collect and disseminate all Year
2000-related information during key transition periods; and (4) identify and resolve open items by taking steps similar to those undertaken as part of the company's six-phase base program.
Open items may include (a) newly reclassified, high-risk items, as well as medium- and low-risk items where remediation may have been planned but not yet completed; (b) components overlooked during the base program; (c) new components purchased subsequent to June 30, 1999 (excluding those acquired in connection with the Evadale, TX, mill and Mebane Packaging Group transactions discussed below); (d) storeroom items not included in the base program; and (e) key vendors and customers from whom Westvaco has not yet seen confirmation of readiness. The advanced program is progressing, yet significant work remains.
Nevertheless, the company continues to be optimistic concerning its readiness, particularly in light of growing confidence in the national electrical supply grid.

The contingency plans noted above may, as appropriate, include the identification of alternate suppliers, vendors and service providers; accumulation of inventory;
identification of manual alternatives;
arrangement for rapid access to qualified vendor technical support; enhancement of operational communications; and limited configuration of manufacturing processes to prepare for the possibility of external power or communication failures.

Westvaco has contacted key vendors whose noncompliance, either individually or cumulatively, could materially impact the company's business. As of October 31, 1999, 86% of vendors contacted have responded, substantially all indicating they have addressed or expect to address their Year 2000 issues in a timely manner. The company continues to follow up with vendors yet to respond satisfactorily or at all to its inquiries. Fewer than 30 of these remaining vendors could individually be of such significance to the company or to a particular facility that such vendor's potential noncompliance could materially impact the company. Westvaco cannot provide assurance that the Year 2000 compliance plans of its vendors, particularly those providing broad infrastructural services or those in international markets, will be successfully completed in a timely manner.

The Year 2000 disclosures of major customers are reviewed on an ongoing basis. To date, Westvaco is not aware of any major customer failing to progress toward Year 2000 compliance. Although the company cannot predict the likelihood of disruption of its customers' businesses, Westvaco believes that its customer base is broad enough to minimize the impact of any single customer's disruption.

Estimated costs of the work necessary to address the company's Year 2000 issues are now between $7 million and $8 million. Previously estimated costs of $9 million to $12 million reflected initial uncertainty concerning the scope of the company's Year 2000 challenge. As before, the current estimate includes internal costs (e.g., related payroll and required downtime) and external costs
(e.g., hiring consultants to assist in compliance efforts). Program costs do not include the cost of major new business system implementations scheduled prior to the company's specific Year
2000 compliance efforts described herein and completed during the last three years. Estimated costs would have been substantially greater but for the fact that recent modernization of many of the company's business systems involved the replacement of software with new software that is Year 2000 compliant at a cost of approximately
$30 million. No significant technology projects have been deferred as a result of the company's
Year 2000 compliance work.

As of October 31, 1999, approximately $7.1 million in costs incurred to date have been funded by operating cash flows and expensed as incurred except for newly installed systems which were capitalized in accordance with the company's accounting policies. Although such costs may be significant to the company's results of operations in one or more fiscal quarters, Westvaco does not expect a material adverse impact on its long-term results of operations, liquidity or financial position. Cost estimates may be further refined as technical assessment, remediation, testing and contingency planning continue and as compliance status information becomes available from third-party business partners.

If Westvaco were not taking any of the remedial steps detailed above, Year 2000 issues could possibly cause significant technological problems for the company, disrupting business and resulting in a decline in earnings. At this time, however, management does not believe this will happen.

The most reasonably likely worst case scenario should Westvaco, its customers or vendors be unable to adequately resolve Year 2000 issues would include reduced demand and a temporary slowdown or abrupt stoppage of operations at one or more of the company's facilities due to the failure of one or more critical process control elements or business systems. Such failures could result in interruptions in manufacturing, safety and/or environmental systems; and/or a temporary inability to receive raw materials, ship finished products and process orders and invoices.
Although management does not believe that this will happen, if such or similar scenarios were to occur, they could, depending on their duration, have a material impact on the company's results of operations and financial position. Such theoretical consequences are of a kind and magnitude generally shared with other manufacturing companies. Assuming the successful completion of its Year 2000 efforts in a timely manner, the company expects any Year 2000 disruptions which occur, should there be any, will be minor and not material to its business.

The plans and actions described above do not include the Evadale, TX, bleached paperboard mill which Westvaco has agreed to purchase from Temple-
Inland nor the seven packaging plants Westvaco has recently agreed to purchase from Mebane
Packaging Group.

Temple-Inland has adopted and is implementing a companywide Year 2000 plan. On a corporate basis, most systems were reportedly compliant before the end of 1998. Westvaco has evaluated, to the extent feasible, the preparations and current status of Year 2000 readiness of the Evadale facility. This limited evaluation indicates that important remediation and testing remain to be completed in the process systems at Evadale. This work is expected to be accomplished during a previously planned 10-day shutdown in mid-December 1999.
Temple-Inland has represented to Westvaco that assuming the successful completion of Temple-
Inland's Year 2000 plan in a timely manner that any Year 2000-related problems that occur, should there be any, will be minor and not material to the facility.

  Mebane has also adopted and is implementing a companywide Year 2000 plan. Westvaco has not been able to ascertain the extent to which Mebane's program has been effectively executed. Given the company's recent agreement to acquire Mebane and its inability to review thoroughly Mebane's progress before the transition date, Westvaco has asked
Mebane to focus on business contingency planning.

  With respect to both the Evadale facility and the Mebane plants, Westvaco is currently unable to make a comprehensive assessment of their respective readiness or determine with certainty whether all necessary Year 2000 preparations will be complete by the acquisition dates.

Accounting changes
The company is required to adopt a new accounting standard issued by the Financial Accounting
Standards Board, Statement of Financial Accounting
Standards No. 133, Accounting for Derivative
Instruments and Hedging Activities, in fiscal year
2001. The company does not believe that the adoption of this statement will have a material effect on the company's financial position or results of operations. For further discussion, see the "Summary of significant accounting policies" in the notes to the financial statements.

Forward-looking Statements
Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed in or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed in or implied by the forward-looking statements include, but are not limited to, competitive pricing for the company's products; the success of new initiatives, acquisitions and ongoing cost reduction efforts; changes in raw materials, energy and other costs; impact of Year 2000 issues; unanticipated manufacturing disruptions;
fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; stability of financial markets; governmental policies and regulations, including but not limited to those affecting the environment and the tobacco industry; restrictions on trade; interest rates and currency movements.



Fourth quarter results
Sales were $771.5 million for the fourth quarter of 1999 compared to sales of $731.8 million for the fourth quarter of 1998. In the fourth quarter of 1999, the company recorded net income of $23.7 million, or $.24 per share, basic and diluted, compared to net income of $33.2 million, or $.33 per share basic and diluted, for the prior year period.

During the fourth quarter of 1999, as a result of its recently completed strategic review process, the company adopted a plan to improve performance and established a related pretax restructuring charge of $80.5 million, or $.49 per share after-tax, basic and diluted. The restructuring charge is primarily a noncash writedown of assets, including underutilized production capacity in our packaging and bleached board operations and an older paper machine in our fine papers operations.

Net income for the fourth quarter also benefited from a decrease in the company's income tax expense, primarily attributable to a one-time $15 million, or $.15 per share after-tax, basic and diluted, reduction in the state deferred tax liability, resulting from a business reorganization.

Investor services plan
At year end, 14,890 shareholders, including members of the company's savings and investment plans for salaried and hourly employees, representing 14,886,201 shares of Westvaco common stock, were participants in the company's Investor Services Plan.

Number of shareholders
At year end, the number of individuals and institutions owning Westvaco common shares was about 19,070. This number includes 12,000 members of the company's salaried and hourly savings and investment plans. The plans, established in 1968 and 1995, respectively, hold 13,490,136 shares of Westvaco common stock for the accounts of participants.
This represents 13% of the 100,292,843 shares of common stock outstanding at year end.

Payroll and benefit costs
The total cost of payroll and benefits was $623 million, compared with $671 million in 1998. This includes $44.7 million in Social Security taxes in 1999 and $47.4 million in 1998. Payroll and benefit costs were 22% of sales in 1999 and 23% in 1998. Sales per employee have increased 19% in the last five years. In 1994, they stood at $184,014, rising to $219,753 in 1999.




Financial statements


CONSOLIDATED STATEMENT OF INCOME

In thousands, except per share
                                             Year ended October 31
                                         1999         1998         1997
Sales                              $2,801,849   $2,885,917   $2,982,288
Other income [expense]                 29,384       18,747       28,743
                                    2,831,233    2,904,664    3,011,031
Cost of products sold [excludes
  Depreciation shown separately
  below]                            1,969,515    2,071,011    2,161,194
Selling, research and
  administrative expenses             230,963      238,097      240,814
Depreciation and amortization         280,470      280,981      269,151
Restructuring charge                   78,771            -            -
Interest expense                      123,538      110,162       93,272
                                    2,683,257    2,700,251    2,764,431

Income before taxes                   147,976      204,413      246,600

Income taxes                           36,800       72,400       83,900

Net income                        $   111,176     $132,013  $   162,700

Net income per share:
Basic                                   $1.11        $1.30        $1.60
Diluted                                  1.11         1.30         1.58

Shares used to compute net
  income per share:
Basic                                 100,236      101,311      101,978
Diluted                               100,495      101,788      102,704



The accompanying notes are an integral part of these financial statements.

Westvaco Corporation and
consolidated subsidiary companies


CONSOLIDATED BALANCE SHEET
In thousands
                                                   At October 31
                                              1999          1998
Assets
Cash and marketable securities          $  108,792      $105,050
Receivables                                318,369       286,423
Inventories                                248,963       285,783
Prepaid expenses and other current assets   61,884        61,936
  Current assets                           738,008       739,192
Plant and timberlands:
  Machinery                              5,094,773     5,079,177
  Buildings                                672,744       655,020
  Other property, including plant land     226,977       224,229
                                         5,994,494     5,958,426
  Less:  accumulated depreciation        2,779,199     2,634,702
                                         3,215,295     3,323,724
  Timberlands-net                          266,386       273,975
  Construction in progress                  99,702       204,732
                                         3,581,383     3,802,431
Other assets                               577,301       467,045
                                        $4,896,692    $5,008,668


Liabilities and shareholders' equity
Accounts payable and accrued expenses   $  361,959    $  346,552
Notes payable and current maturities of
  long-term obligations                     50,200        99,072
Income taxes                                12,955        21,501
  Current liabilities                      425,114       467,125
Long-term obligations                    1,502,177     1,526,343
Deferred income taxes                      798,113       768,752
Shareholders' equity:
  Common stock, $5 par, at stated value
     Shares authorized: 300,000,000
     Shares issued: 103,170,667 [1998-
     103,170,667]                          765,810       764,574
  Retained income                        1,607,504     1,588,932
  Accumulated other comprehensive
   income [loss]                          [129,981]      [32,167]
  Common stock in treasury, at cost
     Shares held: 2,877,824 [1998-
     2,844,300]                            [72,045]      [74,891]
                                         2,171,288     2,246,448
                                        $4,896,692    $5,008,668



The accompanying notes are an integral part of these financial statements.

Westvaco Corporation and
  consolidated subsidiary companies

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
In thousands

                                                                         Accumulated
                                                   Common                      other         Total
                         Outstanding    Common   stock in     Retained comprehensive shareholders'
                              shares     stock   treasury       income income/(loss)        equity

Balance at October 31, 1996  101,891  $750,457   $[19,745]  $1,479,025             -    $2,209,737
 Net income                        -         -          -      162,700             -       162,700
 Cash dividends                    -         -          -      [89,778]            -       [89,778]
 Repurchases of
   common stock                 [610]        -    [20,880]           -             -       [20,880]
 Issuance                        649    11,065      8,315       [2,591]            -        16,789

Balance at October 31, 1997  101,930   761,522    [32,310]   1,549,356             -     2,278,568
 Comprehensive income
   Net income                      -         -          -      132,013             -       132,013
   Foreign currency
    translation                    -         -          -            -    $  [32,167]      [32,167]
     Comprehensive income                                                                   99,846
 Cash dividends                    -         -          -      [89,300]            -       [89,300]
 Repurchases of
   common stock               [1,822]        -    [50,176]           -             -       [50,176]
 Issuance                        218     3,052      7,595       [3,137]            -         7,510

Balance at October 31, 1998  100,326   764,574    [74,891]   1,588,932       [32,167]    2,246,448
 Comprehensive income
   Net income                      -         -          -      111,176             -       111,176
   Foreign currency
    translation                    -         -          -            -       [97,814]      [97,814]
     Comprehensive income                                                                   13,362
 Cash dividends                    -         -          -      [88,191]            -       [88,191]
 Repurchases of
   common stock                 [499]        -    [11,961]           -             -       [11,961]
 Issuance                        466     1,236     14,807       [4,413]            -        11,630

Balance at October 31, 1999  100,293  $765,810   $[72,045]  $1,607,504     $[129,981    $2,171,288

<F1>
The accompanying notes are an integral part of these financial statements.

Westvaco Corporation and consolidated subsidiary companies

CONSOLIDATED STATEMENT OF CASH FLOWS
In thousands
Year ended October 31
                                             1999       1998       1997
Cash flows from operating activities:
  Net income                            $ 111,176  $ 132,013  $ 162,700
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Provision for depreciation and
     amortization                         280,470    280,981    269,151
    Provision for deferred income taxes    32,286     57,244     46,798
    Restructuring charge                   80,500          -          -
    Pension credit and other employee
     benefits                             [78,658]   [50,869]   [39,296]
    [Gains] losses on sales of plant
     and timberlands                      [17,891]       894    [10,537]
    Foreign currency transaction
     [gains] losses                         3,601      2,506      4,316
  Net changes in assets and
   liabilities                             [2,577]   [17,063]   [43,380]
  Other, net                                3,806      1,000        931
        Net cash provided by operating
         activities                       412,713    406,706    390,683

Cash flows from investing activities:
  Additions to plant and timberlands     [228,879]  [422,984]  [621,172]
  Proceeds from sales of plant and
   timberlands                             22,781      6,905     22,292
  Other investments                       [22,659]         -          -
  Other, net                               [1,135]        50      5,912
        Net cash used in investing
         activities                      [229,892]  [416,029]  [592,968]

Cash flows from financing activities:
  Proceeds from issuance of common stock    9,122      3,766     10,901
  Proceeds from issuance of debt          881,518    548,194    649,186
  Dividends paid                          [88,191]   [89,300]   [89,778]
  Treasury stock purchases                [10,792]   [49,484]   [17,374]
  Repayment of notes payable and
   long-term obligations                 [952,230]  [470,146]  [290,018]
        Net cash [used in] provided by
         financing activities            [160,573]   [56,970]   262,917

Effect of exchange rate changes on cash   [18,506]    [4,011]      [646]

  Increase [decrease] in cash and
    marketable securities                   3,742    [70,304]    59,986
Cash and marketable securities:
  At beginning of period                  105,050    175,354    115,368
  At end of period                      $ 108,792  $ 105,050  $ 175,354



The accompanying notes are an integral part of these financial statements.


Westvaco Corporation
and consolidated subsidiary companies

Summary of significant accounting policies
Basis of consolidation and preparation of financial statements: The consolidated financial statements include the accounts of all subsidiaries more than 50% owned. Investments in 20%- to 50%-owned companies are accounted for using the equity method. Accordingly, the company's share of the earnings of these companies is included in consolidated net income. In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Accounting standards changes:  Effective November
1, 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No.130,
Reporting Comprehensive Income, which establishes standards for the reporting and displaying of comprehensive income. During the fourth quarter of fiscal 1999, the company adopted, SFAS No. 132, Employers' Disclosures about Pensions and Other
Postretirement Benefits which standardizes the disclosure requirements for pensions and other postretirement benefits. These two standards do not affectfinancial statement presentation and disclosure but do not have a material impact on the company's consolidated financial position or results of operations. The 1998 and 1997 comparative financial information has been restated to conform with the 1999 presentation.

In June 1998, the Financial Accounting Standards
Board (FASB) issued SFAS No. 133, Accounting for
Derivative Instruments and Hedging Activities which requires derivative instruments to be recorded in the balance sheet at their fair value, with changes in their fair value being recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -
Deferral of the Effective Date of SFAS No. 133, delayed the effective date of SFAS No. 133 to the company's 2001 fiscal year. Given the current level of its derivative and hedging activities, the company believes the impact of this new standard will not be material.

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

The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response,
Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately
$5 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. In addition, the company is involved in the remediation of certain other than CERCLA sites for which the company has accrued approximately
$10 million for remediation and closure costs.

Translation of foreign currencies: Due to the decline in the rate of inflation in Brazil in recent years, effective November 1, 1997, the Brazilian real became the functional currency for the company's Brazilian operations. The assets and liabilities of the company's Brazilian subsidiary are translated into U.S. dollars using periodend exchange rates and adjustments resulting from financial statement translations are included inin the "Accumulated other comprehensive income
(loss)" in the balance sheet. Revenues and expenses are translated at average rates prevailing during the period.

Prior to November 1, 1997, the functional currency for these operations was the U.S. dollar due to the high inflation rate which previously existed in that country. Foreign currency asset and liability accounts were remeasured into U.S. dollars at fiscal year-end rates except for inventories, properties and accumulated depreciation, which were translated at historical rates; revenues and expenses (other than those relating to assets translated at historical rates) were translated at average rates prevailing during the year.
Translation gains and losses were included in "Other income (expense)."

Marketable securities: For financial statement purposes, highly liquid securities purchased three months or less from maturity are considered to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for raw materials, finished goods and certain production materials. Cost of all other inventories is determined by the first-in, first-out (FIFO) or average cost method.

Plant and timberlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in "Other income (expense)." Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to income. Costs of reforestation of timberlands are capitalized.

Depreciation and amortization: The cost of plant and equipment is depreciated, generally by the straight-line method, over the estimated useful lives of the respective assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. The cost of standing timber is amortized as timber is cut, at rates determined annually based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The company periodically evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of its long-lived assets.

Other assets: Included in other assets are goodwill and other intangibles, which are amortized using the straightline method over their estimated useful lives of 10 years. The company periodically reviews goodwill balances for impairment based on the expected future cash flows of the related businesses acquired.

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


Notes to financial statements

A.   Provision for restructuring
During the fourth quarter of 1999, following completion of its strategic review process, the company adopted a plan to improve the its performancecompany's performance, principally to enhance the strength and focus of its packaging-related businesses. Additionally, the company reviewed certain long-lived assets in its business for impairment. As a result of the above initiatives, a pretax charge of $80,500,000 was recorded in the fourth quarter of 1999. This charge is primarily due to the writedown of impaired long-lived assets, involuntary employee termination and other exit costs.

 Production facilities were written down to their fair value using an assets-held-for-use model.
An impairment of $67,430,000 was recorded as undiscounted cash flows were less than the carrying value of the assets prior to the impairment. Further, the company wrote off a paper machine and certain equipment with a total carrying value of $8,593,000 and abandoned the assets.

 In addition to the asset impairments described above, the company also recognized inventory write downs of $1,729,000 which have been included within the cost of products sold, employee termination costs of $1,508,000 and other exit costs of $1,240,000.

B.   Other income (expense)
Components of other income (expense) are as follows:

In thousands                            1999       1998        1997
Gains [losses] on sales of plant,
 equipment and timberlands           $17,891    $  [894]    $10,537
Interest income                       15,115     18,010      15,089
Foreign currency transaction
 gains [losses]                       [3,601]    [2,506]     [4,316]
Other, net                               [21]     4,137       7,433
                                     $29,384    $18,747     $28,743

C.  Research and development
Expenditures of $47,321,000 (1998-$45,139,000, 1997-$42,944,000)
were expensed as incurred.

D.  Income taxes
Income before provision for income taxes consisted of:

In thousands                          1999        1998        1997
Domestic                          $113,350    $157,075    $177,323
Foreign                             34,626      47,338      69,277
                                  $147,976    $204,413    $246,600

The provision for income taxes is composed of:

In thousands                          1999        1998        1997
Current:
 Federal                           $ 4,430     $ 9,254     $23,982
 State                              [4,634]     [3,243]      3,503
 Foreign                             4,718       9,145       9,617
                                     4,514      15,156      37,102

Deferred:
 Federal                            43,254      45,871      35,949
 State                             [15,366]     11,792       9,375
 Foreign                             4,398        [419]      1,474
                                    32,286      57,244      46,798
                                   $36,800     $72,400     $83,900

The net deferred income tax liability at October 31, 1999 and 1998 includes the following components:

In thousands                                      1999        1998
Current deferred tax assets:
 Employee benefits                           $  15,397   $  15,430
 Other                                          28,089      25,288
                                                43,486      40,718
Noncurrent deferred tax assets:
 Alternative minimum tax carryforward          143,802     143,581

Noncurrent deferred tax liabilities:
 Depreciation                                  654,604     643,834
 Pension and other employee benefits           161,512     133,351
 State and local taxes                          91,662      99,487
 Other                                          34,137      35,661
                                               941,915     912,333
Total net deferred tax liability              $754,627    $728,034

The differences (expressed as a percentage of pretax income) between the U.S. statutory federal income tax rate and the effective income tax rate as reflected in the accompanying consolidated statement of income are:

                                             1999       1998       1997
Statutory federal income tax rate            35.0%      35.0%      35.0%
State and local taxes                        [8.8]       2.7        3.4
Foreign income at other than U.S. rates      [1.3]      [2.6]      [4.0]
Other, net                                      -         .3        [.4]
Effective tax rate                           24.9%      35.4%      34.0%

The reduction in the company's fiscal 1999 income tax expense compared to fiscal 1998 is primarily attributable to a one-time $15 million reduction in the state deferred tax liability, resulting from a business reorganization completed during fiscal 1999. The reorganization lowered the state tax rates at which certain temporary differences, principally depreciation, are expected to reverse.

  At October 31, 1999, for tax purposes, the company had available $144 million of alternative minimum tax credit carryforwards, which do not expire under current laws. At
October 31, 1999 the company had available
$4.9 million of foreign tax credit
carryforwards, which, if unused, will expire in fiscal years 2000 to 2004.

  Provision has not been made for income
taxes which would become payable upon
remittance of $167 million of the October 31, 1999 undistributed earnings of certain foreign subsidiaries representing that portion of such earnings which the company considers to have been indefinitely reinvested in the subsidiaries, principally in Brazil. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

E.  Current assets
Marketable securities of $39,349,000 (1998-
$12,032,000) are valued at cost, which
approximates market value. Receivables
include $12,438,000 from sources other than trade (1998-$5,731,000), and have been reduced by allowances for discounts and
doubtful accounts of $12,828,000 (1998-
$12,748,000). Inventories at October 31 are composed of:

In thousands                                      1999        1998
Raw materials                                 $ 45,453    $ 55,580
Production materials, stores and supplies       66,191      74,338
Finished and in process goods                  137,319     155,865
                                              $248,963    $285,783

If inventories had been valued at current cost, they would have been $368,105,000 in 1999 (1998-$409,043,000).

F.  Interest capitalization
In 1999, $132,428,000 of interest cost was incurred
(1998-$130,914,000, 1997-$119,234,000) of which
$8,890,000 was capitalized (1998-$20,752,000, 1997-
$25,962,000).

G.  Accounts payable and accrued expenses
Accounts payable and accrued expenses at October 31:

In thousands                                      1999       1998
Accounts payable:
  Trade                                       $118,413   $117,306
  Other                                         18,812     24,258
Accrued expenses:
  Taxes, other than income                      18,989     17,239
  Interest                                      32,927     32,996
  Payroll and employee benefit costs            85,179     83,652
  Other                                         87,639     71,101
                                              $361,959   $346,552
H.  Cash flows
Changes in assets and liabilities are as follows:

In thousands                            1999        1998         1997
[Increase] decrease in:
   Receivables                      $[41,054]   $ 12,765     $[23,674]
   Inventories                        24,545     [17,249]      [7,577]
   Prepaid expenses
    and other current assets          [1,148]     [5,905]       1,633
Increase [decrease] in:
   Accounts payable and
    accrued expenses                  24,766      [5,597]      [9,957]
   Income taxes payable               [9,686]     [1,077]      [3,805]
                                     $[2,577]   $[17,063]    $[43,380]

Reconciliation of capital expenditures on a cash basis:

In thousands                            1999        1998        1997
New investment in plant and
 timberlands                        $232,292    $419,705    $613,896
Less:  debt assumed                     [158]         [4]        [21]
       net change in related
        current liabilities           [3,255]      3,283       7,297

Cash additions to plant and
 timberlands                        $228,879    $422,984    $621,172

Cash payments for interest, excluding amounts capitalized, were $112,066,000 in 1999 (1998-$108,082,000, 1997-$84,503,000). Cash
payments for income taxes were $12,108,000 in 1999 (1998-$13,744,000,
1997-$39,331,000).

I.  Leasing activities and other commitments
The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options which allow the company to extend lease terms for periods up to 25 years, or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase.

The company has no significant capital lease liabilities. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:

                                   Operating
In thousands                          leases
2000                                $ 20,636
2001                                  17,829
2002                                  14,583
2003                                  11,438
2004                                   9,383
Later years                           41,473
Minimum lease payments              $115,342


Rental expense under operating leases was $38,412,000 in 1999 (1998-$40,179,000,
1997-$38,031,000).

  At October 31, 1999, commitments required to complete currently authorized capital projects are $147 million.

J.  Notes payable and long-term obligations
Notes payable and long-term obligations at October
31, 1999:

In thousands                               Current     Noncurrent
Debentures:
   9.65%, due 2002                                    $   100,000
   9 3/4%, due 2020                                       100,000
Sinking Fund Debentures:
   7%, due 2004-2023                                      150,000
   7 1/2%, due 2008-2027                                  150,000
   7.65%, due 2008-2027                                   150,000
   7.75%, due 2004-2023                                   150,000
   8 1/8%, due 2000-2007                   $ 2,350         17,100
   8.30%, due 2003-2022                                   125,000
   10 1/8%, due 2000-2019                    5,000         95,000
   10 1/4%, due 2000-2018                    5,000         80,000
   10.30%, due 2000-2019                     5,000         95,000
Pollution Control Revenue Bonds:
   5.85-6.65%, due 2004-2018                               26,620
   5 7/8-5.9%, due 2000-2003                 1,865          6,740
   5 7/8-6.2%, due 2000-2007                   550         11,480
   5.9-6.2%, due 2004-2008                                  5,900
   6 3/8%, due 2026                                         5,740
   7 1/8-7 1/2%, due 2000-2001               1,500          2,000
   8 1/4%, due 2000-2010                       105          3,995
   9 1/8-9.6%, due 2006-2015                               10,100
   10 1/2%, due 2004                                        1,500
Industrial Revenue Bonds:
   7-7.67%, due 2000-2027                      385         94,530
Economic Development Bonds:
   8 3/4%, due 2000-2010                       110          4,190
Notes payable and other                     28,335        117,282
                                           $50,200     $1,502,177

Outstanding noncurrent obligations maturing in the four years after 2000 are (in millions); 2001-$37.1;
2002-$133.3; 2003-$36.1; 2004-$56.6.

  The company has a revolving credit agreement for $500 million which expires December 31, 2000. Borrowings under the agreement may be in unsecured domestic or Eurodollar notes and may be at rates approximating prime or the London
Interbank Offered Rate, at the company's option.
There is a nominal commitment fee on the unused funds.
These facilities are used to support commercial paper borrowings. There were no borrowings under this facility during 1999 and none inor 1998.

  At October 31, 1999, the book value of
financial instruments included in notes payable and long-term obligations was $1,477,162,000
(1998-$1,557,477,000), and the fair value was
estimated to be $1,495,290,000 (1998-$1,636,093,000).
The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.


K  Shareholders' equity
During 1999, the company repurchased
460,000 shares (1998-1,800,000, 1997-500,000) of
company stock under a repurchase program authorized in 1997 by the Board of Directors.
The program was initiated to satisfy issuances under the company's stock option plans. There were no purchases in 1997, 1998 or 1999 under the stock repurchase program authorized in 1987 by the Board of Directors.

  At October 31, 1999, there were 44,170 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue.

Pursuant to a Rights Agreement approved by the company's Board of Directors in 1997, in the event a person or group were to acquire a 15% or greater position in Westvaco, each right would entitle its holder
(other than the acquiror) to buy that number of shares of common stock of Westvaco which, at the time of the 15% acquisition, had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with Westvaco, or Westvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquiror) to buy that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable. The rights expire in December 2007.

L.  Stock option plans
At October 31, 1999, the company had five stock option plans. The 1983 and 1988 Stock Option and Stock
Appreciation Rights Plans, 1995 Salaried Employee Stock
Incentive Plan and the 1999 Salaried Employee Stock
Incentive Plan provide for the granting of up to 4,725,000, 4,500,000, 4,837,500 and 5,000,000,
respectively, of stock options and stock appreciation rights to key employees. The 1995 Non-Employee Director
Stock Incentive Plan provides for the granting of up to 112,500 stock options and stock appreciation rights to outside directors. For the employee plans, stock options may be granted with or without stock appreciation rights and are granted at market value.
They are exercisable after a period of six months to one year and expire not later than ten years from the date of grant. Under each employee plan, stock options may be granted with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control.
In 1999, nearly all outstanding limited stock appreciation rights, which had previously been granted to employees were cancelled or surrendered. In 1997, nearly all outstanding stock appreciation rights, which had previously been granted to employees and nonemployee directors, were cancelled or surrendered. Subject to limited exceptions, no new grants for stock appreciation rights were awarded during 1999.

 The company applies APB Opinion 25, Accounting for
Stock Issued to Employees, in accounting for its plans and, accordingly, no compensation cost has been recognized. If compensation cost for the company's stock options had been determined based on the fair value method of SFAS 123, Accounting for Stock-Based
Compensation, the company's net income and net income per share would have been reduced to the pro forma amounts as follows:

In thousands,
except per share
Net income                   1999       1998        1997
     As reported         $111,176   $132,013    $162,700
     Pro forma            107,924    127,470     159,089

Income per share - basic
     As reported            $1.11      $1.30       $1.60
     Pro forma               1.08       1.26        1.56
Income per share - diluted
     As reported            $1.11      $1.30       $1.58
     Pro forma               1.07       1.25        1.55

In determining the fair value of options for pro forma purposes, the company used the Black-Scholes option pricing model and assumed the following for options granted in 1999, 1998 and 1997, respectively: risk-free interest rate of
4.72%, 5.80% and 6.14%; dividend yield of 3.05%, 2.71% and 3.21%; an expected option life of six years for each year; and an expected volatility of 20% for each year. The weighted average fair values of the options granted during 1999, 1998 and 1997 were $5.34, $7.61 and $6.16 per share, respectively. The following table summarizes activity in the plans for 1999, 1998 and 1997:

                                                    Weighted average
                                      Options         exercise price
Outstanding at October 31, 1996     4,438,224                 $23.61
   Granted                            964,015                  27.44
   Exercised                       [1,022,792]                 21.92
   Cancelled                           [3,235]                 24.55
Outstanding at October 31, 1997     4,376,212                  24.84
   Granted                            981,780                  32.53
   Exercised                         [218,159]                 20.44
   Cancelled                             [992]                 18.75
Outstanding at October 31, 1998     5,138,841                  26.49
   Granted                          1,001,655                  28.78
   Exercised                         [466,169]                 22.31
   Cancelled                          [19,527]                 26.71
Outstanding at October 31, 1999     5,654,800                  27.24

The following table shows various information about stock
 options outstanding at October 31, 1999:
                                                 Range of exercise prices
                               $18.29-     $23.08-     $27.44-     $18.29-
                               $19.13      $26.88      $32.53      $32.53

Number outstanding            128,322   2,639,003   2,887,475   5,654,800
Weighted average price         $18.52      $25.15      $29.63      $27.24
Weighted average
 remaining life (in years)        .85        4.84        8.10        6.41
Number exercisable            128,322   2,609,003   1,933,320   4,670,645
Weighted average price         $18.52      $25.16      $30.02      $26.92


There were 5,488,367 shares available for grant as of October 31, 1999 (1998-1,470,495, 1997-2,468,055). At
October 31, 1999, 876,716 outstanding options had related limited stock appreciation rights.


M.  Employee retirement, postretirement and postemployment benefits

Pension and retirement plans
The company provides retirement benefits for substantially all domestic employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded benefit plan. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the hourly paid plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements. The 1999 net pension credit relating to employee pension and retirement benefits was $82,280,000 (1998-$55,337,000, 1997-$42,058,000). The net pension credits reflect cumulative favorable investment returns on plan assets. The components of the net pension credit for 1999, 1998 and 1997 are as follows:

In thousands                                 1999       1998       1997
Service cost-benefits earned during
 the period                            $   28,966 $   26,934   $ 23,369
Interest cost on projected benefit
 obligation                                71,714     71,293     65,947
Expected return on plan assets           [171,223]  [148,042]  [126,808]
Net transition asset                       [6,940]    [6,940]    [6,940]
Amortization of prior service cost          5,473      5,312      4,774
Net gain                                  [10,270]    [3,894]    [2,400]
Net pension credit                      $ [82,280] $ [55,337] $ [42,058]


Postretirement benefits
The company provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits is funded. The components of net periodic postretirement benefits cost for the fiscal years ended October 31, 1999, 1998 and 1997 are as follows:

In thousands                              1999       1998       1997
Service cost-benefits earned
 during the period                      $1,200     $1,400     $1,300
Interest cost                            1,200      1,500      1,500
Net amortization                        [1,100]      [800]      [900]
Net periodic postretirement
 benefits cost                          $1,300     $2,100     $1,900

The changes in the consolidated prepaid pension asset for defined benefit plans and the accrued postretirement benefit obligation are shown below. The net prepaid pension cost, from the following table, is included in other assets, except for an obligation of $24.1 million for an unfunded excess benefit plan which is recorded as a long-term liability.

The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheet at October 31, based on a valuation date of July 31:

                                          Pension and        Postretirement
                                  retirement benefits              benefits
In thousands                        1999         1998        1999      1998
Change in benefit obligation
  Benefit obligation at
   beginning of year          $1,084,468   $1,003,647     $23,200   $21,700
  Service cost                    28,966       26,934       1,200     1,400
  Interest cost                   71,714       71,293       1,200     1,500
  Actuarial [loss] gain          [13,833]      24,205      [2,800]    1,100
  Plan amendments                    380        2,469           -         -
  Termination benefits             1,491            -           -         -
  Benefits paid                  [49,797]     [44,080]     [2,900]   [2,500]
  Benefit obligation at
   end of year                $1,123,389   $1,084,468     $19,900   $23,200

Change in plan assets
  Fair value of plan assets
   at beginning of year       $2,337,713   $2,088,419     $     -   $     -
  Actual return on plan
   assets                        324,716      291,895           -         -
  Company contributions            1,663        1,479       2,900     2,500
  Benefits paid                  [49,797]     [44,080]     [2,900]   [2,500]
  Fair value of plan assets
   at end of year             $2,614,295   $2,337,713     $     -   $     -

Funded status of the plans    $1,490,906   $1,253,245    $[19,900] $[23,200]
  Unrecognized net actuarial
   [gain] loss                [1,017,279]    [860,223]     [7,100]   [5,300]
  Unrecognized prior service
   cost [credit]                  47,018       52,111        [100]     [200]
  Unrecognized net transition
   obligation                    [15,966]     [22,906]          -         -
  Net prepaid [accrued]
   benefit cost included in
   the consolidated balance
   sheet                      $  504,679   $  422,227    $[27,100] $[28,700]

  Prepaid benefit cost        $  528,770   $  444,075    $      -  $      -
  Accrued benefit liability      [24,091]     [21,848]    [27,100]  [28,700]

  Total recognized            $  504,679   $  422,227    $[27,100] $[28,700]


The assumptions used in the measurement of the company's benefit obligations are as follows:

                                        1999      1998      1997
Pension and retirement benefits
  Discount rate                         6.75%     6.75%     7.25%
  Expected return on plan assets        8.75%     9.50%     9.75%
  Rate of compensation increase         5.00%     5.00%     5.50%

Postretirement benefits
  Discount rate                         6.75%     6.75%     7.25%
  Rate of compensation increase         5.00%     5.00%     5.50%


The annual rate of increase in health care costs was assumed at 6% for 1998, 5% for 1999 and remaining at that level thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the July 31, 1999 accumulated postretirement benefit obligation by $288,000 and the net postretirement benefits cost for 1999 by $70,000. The effect of a 1% decrease in the assumed health care cost trend rate would decrease the July 31, 1999 accumulated postretirement benefit obligation by $252,000 and the net postretirement benefits cost for 1999 by $63,000.

The company also has defined contribution plans that cover substantially all U.S. employees. Expense for company matching contributions under these plans was approximately
$18.0 million in 1999, 1998 and 1997.

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

O.  Business segment information
In 1997, the Financial Accounting Standards Board issued
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We adopted this statementInformation, which the company adopted at October 31, 1999. Adoption of the standard had no impact on our net income. Previously reported segment information has been restated to conform to the new standard.

Westvaco is a leading manufacturer of paper, packaging and chemicals serving both U.S. and international markets.
The company's operating divisions have been classified into reportable segments based upon the nature of their products and services within these three major product categories, with separate disclosure of Rigesa, Ltda., our wholly owned Brazilian packaging subsidiary. Following is a description of our reportable business segments:

The paper segment is engaged in the manufacturing and sellingmarketing of printing grade papers and envelopes. All of this segment's operations are in the United States. It operates three mills in the eastern half of the country and manufactures envelopes at nine domestic plants.

The packaging segment manufactures, markets, and distributes various bleached paperboard, kraft paper and board, corrugated shipping containers, food containers, folding cartons and cartons for liquid products. These products are manufactured at two domestic mills and two mills located in Brazil; paper and sold to marketsboard are converted into packaging products at plants located in the eastern United States, Brazil and the Czech Republic. These products are sold primarilylocated in the United States withother operations conductedadditional markets located in Brazil, Europe, Asia and the Pacific Rim. In Brazil, Rigesa is a major producer of paperboard and corrugated packaging for the markets of that country. Operating results for Rigesa are subject to the economic conditions in Brazil, including its inflation and currency fluctuations.

The chemical segment manufactures products at four domestic locations. Major product groups are: activated carbon products and services; printing ink resins and lignin-based surfactants;
tall oil fatty acid, rosin and derivative products.

The corporate and other segment includes the company's forestry operations and income and expense items and activities not directly associated with segment operations, including corporate support staff services and related assets and liabilities.

The segments are measured on operating profits before interest expense, income taxes,minority interest, extraordinary items and cumulative effect of accounting changes, except for Rigesa which is included in the Packaging Segment,in the packaging segment, whose operating profit includes interest income of $13.2 million in 1999 (1998-$14.6 million, 1997-$10.3 million)
and interest expense of $4.6 million in 1999 (1998-$4.5 million, 1997-$6.1 million). The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are recorded primarily at market prices. The restructuring charge following the completion of the company's strategic review related to paper, packaging, and chemicals was $21.2 million, $57.7 million and $1.6 million, respectively.

No single customer accounts for 10% or more of consolidated trade sales in 1999. In 1998 and 1997, sales to a single customer accounted for approximately 11% of consolidated sales primarily from the company's packaging segment.

Total sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately $663,483,000 in 1999 (1998-$709,567,000, 1997-
$741,902,000). Export sales from the United States amounted to $504,480,000 in 1999 (1998-$499,792,000, 1997-$487,698,000).

Financial information by business segment follows:


In millions
                                                                     Depreciation
                                        Inter-     Sales  Operating           and   Segment       Captial
                                Trade  segment     total     profit  amortization    assets  expenditures
Year Ended October 31, 1999
Paper                        $1,005.1   $ 23.4  $1,028.5     $ 62.0        $100.6  $1,441.8        $ 60.0
  Packaging                   1,316.9      4.0   1,320.9      165.3         128.6   2,043.5          99.8
  Rigesa                        140.8        -     140.8       25.2           9.4     257.4          31.0
Packaging total               1,457.7      4.0   1,461.7      190.5         138.0   2,300.9         130.8
Chemical                        293.9     20.6     314.5       52.5          23.8     314.7          18.1
Corporate and other              45.1     35.7      80.8     [157.0]         18.1     839.3          23.4
Total                         2,801.8     83.7   2,885.5      148.0         280.5   4,896.7         232.3
Intersegment eliminations                [83.7]    [83.7]
Consolidated totals          $2,801.8   $    -  $2,801.8     $148.0        $280.5  $4,896.7        $232.3


Year Ended October 31, 1998
Paper                        $  972.9   $ 52.7  $1,025.6     $ 84.8        $100.1  $1,497.2        $157.8
  Packaging                   1,380.2      4.0   1,384.2      172.3         128.1   2,146.6         158.6
  Rigesa                        184.0        -     184.0       35.2          12.4     322.4          41.1
Packaging total               1,564.2      4.0   1,568.2      207.5         140.5   2,469.0         199.7
Chemical                        310.9     21.2     332.1       53.2          22.6     326.6          38.0
Corporate and other              37.9     34.8      72.7     [141.1]         17.8     715.9          24.2
Total                         2,885.9    112.7   2,998.6      204.4         281.0   5,008.7         419.7
Intersegment eliminations               [112.7]   [112.7]
Consolidated totals          $2,885.9   $    -  $2,885.9     $204.4        $281.0  $5,008.7        $419.7


Year Ended October 31, 1997
Paper                        $1,003.3   $ 52.2  $1,055.5     $ 82.0        $ 96.2  $1,430.7        $236.7
  Packaging                   1,415.6      4.5   1,420.1      180.7         125.2   2,128.0         214.4
  Rigesa                        220.5        -     220.5       47.9          11.9     301.4          30.7
Packaging total               1,636.1      4.5   1,640.6      228.6         137.1   2,429.4         245.1
Chemical                        304.5     19.3     323.8       49.1          17.1     304.6          97.6
Corporate and other              38.4     32.6      71.0     [113.1]         18.8     734.1          34.5
Total                         2,982.3    108.6   3,090.9      246.6         269.2   4,898.8         613.9
Intersegment eliminations               [108.6]   [108.6]
Consolidated totals          $2,982.3   $    -  $2,982.3     $246.6        $269.2  $4,898.8        $613.9



P. Business Combination
In October 1999, Westvaco signed a definitive agreement to acquire Temple-Inland's bleached paperboard mill in Evadale, TX. The company will pay $575 million for the mill's fixed assets and approximately $50 million for working capital. The acquisition will be accounted for as a purchase. The transaction is scheduled to close in December 1999. In connection with this pending acquisition, on November 5, 1999, the company issued
$400,000,000 in notes comprised of $200,000,000 of 6.85%
notes due November 15, 2004 and $200,000,000 of 7.10%
notes due November 15, 2009.

Q. Subsequent event [unaudited]
On November 29, 1999, Westvaco signed a definitive agreement to acquire Mebane Packaging Group, Inc., a leading supplier of packaging for pharmaceutical products and personal care items. The sale is scheduled to close by the end of the first quarter of fiscal 2000.

R. Selected quarterly information [unaudited]

In thousands, except per share data

Quarter                          1999            1998            1997
Sales
  First                   $   650,715     $   702,113     $   736,355
  Second                      679,481         724,187         724,593
  Third                       700,202         727,826         738,227
  Fourth                      771,451         731,791         783,113
  Year                     $2,801,849      $2,885,917      $2,982,288

Gross profit
  First                   $   119,239     $   133,682     $   131,145
  Second                      127,052         139,135         134,929
  Third                       139,515         130,835         137,467
  Fourth                      176,907         139,644         157,545
  Year                    $   562,713     $   543,296     $   561,086

Net income
  First                  $     25,222    $     32,516     $    35,510
  Second                       27,295          34,606          37,940
  Third                        34,986          31,674          37,538
  Fourth                       23,673          33,217          51,712
  Year                    $   111,176     $   132,013     $   162,700

Net income per common share-basic
  First                        $  .25          $  .32          $  .35
  Second                          .27             .34             .37
  Third                           .35             .31             .37
  Fourth                          .24             .33             .51
  Year                          $1.11           $1.30           $1.60

Net income per common share-diluted
  First                        $  .25          $  .32          $  .35
  Second                          .27             .34             .37
  Third                           .35             .31             .37
  Fourth                          .24             .33             .50
  Year                          $1.11           $1.30           $1.58


Responsibility for financial statements

Management is responsible for the information and representations in the consolidated financial statements and related notes which appear on pages 21 through 33 as well as all other financial information contained in this report. These financial statements were prepared in accordance with generally accepted accounting principles and by necessity include some amounts determined using informed estimates and judgments.

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



John A. Luke, Jr.
Chairman, President and
Chief Executive Officer


Karen R. Osar
Senior Vice President and Chief Financial Officer

November 17, 1999



Report of independent accountants

To the Board of Directors and
Shareholders of
Westvaco Corporation:

In our opinion, the consolidated financial statements appearing on pages 21 through 33 of this report present fairly, in all material respects, the financial position of Westvaco Corporation and its subsidiaries at October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP

New York, New York
November 17, 1999



ELEVEN - YEAR COMPARISON

Year ended October 31     1999    1998    1997    1996    1995    1994

EARNINGS, in millions, except per share data
Sales                   $2,802  $2,886  $2,982  $3,045  $3,272  $2,607
Net income before
 extraordinary charge
 and cumulative effect
 of accounting changes     111     132     163     212     283     104

Net income                 111 a   132 b   163     212     281 c   104
  Net income per
   share - basic          1.11    1.30    1.60    2.09    2.78    1.03
  Net income per
   share - diluted        1.11    1.30    1.58    2.07    2.76    1.03
Depreciation and
 amortization              280     281     269     240     230     219


COMMON STOCK
Number of common
 shareholders           19,070  20,140  20,240  20,760  20,490  13,890
Weighted average
 number of shares
 outstanding [in
 millions]
  Basic                    100     101     102     102     101      101
  Diluted                  100     102     103     102     102      101

Cash dividends [in
 millions]                 $88     $89     $90     $90     $78      $74

Per share:
 Dividends                 .88     .88     .88     .88     .77  .73 1/3
 Book value              21.65   22.39   22.35   21.69   20.49    18.48



FINANCIAL POSITION, in millions
Working capital           $313    $272    $400    $297    $358     $269
Current ratio              1.7     1.6     2.0     1.7     1.8      1.7
Plant and
 timberlands, net       $3,581  $3,802  $3,684  $3,354  $3,140   $3,063
Total assets             4,897   5,009   4,899   4,437   4,253    3,983
Long-term
 obligations             1,502   1,526   1,513   1,153   1,147    1,234
Shareholders'
 equity                  2,171   2,246   2,279   2,210   2,081    1,862
Debt to total
 capital                    34%     34%     34%     29%     30%      34%


OPERATIONS
Primary production of
 paper,paperboard and
 market pulp [tons,
 in thousands]          2,992    3,028    3,058    3,001    3,105    2,848
New investment in
 plant and timberlands
 [in millions]           $232     $420     $614     $511     $309     $207
Acres of timberlands
 owned [in tons]        1,446    1,465    1,461    1,452    1,453    1,453
Employees              12,750   13,070   13,370   13,430   14,300   14,170



The following per share data is for basic and diluted:

 a 1999 results include an after-tax charge for restructuring of $49 million, or $.49 per share, and a credit of $15 million, or $.15 per share, for a release of deferred taxes.

 b 1998 results include an after-tax charge for restructuring of $3 million, or $.03 per share.

 c 1995 results include an after-tax extraordinary charge of $2 million, or $.02 per share, for the extinguishment of debt.


Westvaco Corporation and consolidated subsidiary companies



ELEVEN - YEAR COMPARISON, continued

Year ended October 31           1993     1992     1991     1990     1989

EARNINGS, in millions, except per share data
Sales                         $2,345   $2,336   $2,301   $2,411   $2,284
Net income before
 extraordinary charge
 and cumulative effect
 of accounting changes            57      136      137      188      223

Net income                       104 d    136      137 e    188      223
 Net income per
  share - basic                 1.04     1.37     1.40     1.93     2.30
 Net income per
  share - diluted               1.04     1.36     1.39     1.92     2.28
Depreciation and
 amortization                    195      183      179      169      156


COMMON STOCK
Number of common
 shareholders                 14,570   14,970   15,020   15,630   15,530
Weighted average number
 of shares outstanding
 [in millions]
   Basic                         100       99       98       98       97
   Diluted                       101      100       99       98       98

Cash dividends
 [in millions]                   $73      $73      $70      $66      $61

Per share:
 Dividends                   .73 1/3  .73 1/3  .70 5/6  .67 1/2  .62 2/3
 Book value                    18.18    17.84    17.21    16.53    15.27



FINANCIAL POSITION, dollars in millions
Working capital                 $244     $319     $310     $370     $328
Current ratio                    1.7      1.9      2.0      2.2      2.1
Plant and
 timberlands, net             $3,078   $2,838   $2,675   $2,539   $2,240
Total assets                   3,928    3,704    3,462    3,332    2,961
Long-term obligations          1,258    1,055      970      961      768
Shareholders' equity           1,824    1,777    1,699    1,619    1,488
Debt to total
 capital                          35%      31%      31%      32%      29%

OPERATIONS
Primary production of paper,
  paperboard and market pulp
  [tons, in thousands]         2,626    2,595    2,587    2,512    2,499
New investment in plant
 and timberlands
 [in millions]                  $442     $352     $322     $472     $537
Acres of timberlands
 owned [in thousands]          1,462    1,468    1,483    1,487    1,467
Employees                     14,440   14,520   14,440   15,040   14,960



The following per share data is for basic and diluted:

  d 1993 results includes income of $55 million, or $.55 per share, from the cumlative effect of accounting changes, a provision of $12 million, or $.12 per share, for the impact of an increase in the federal income tax rate, an extraordinary charge of $8 million, or $.07 per share, for the extinguishment of high interest rate debt and a charge for restructuring of $26 million, or $.26 per share.

  e 1991 results include an after-tax charge for restructuring of $15 million, or $.16 per share.


Westvaco Corporation and consolidated subsidiary companies