Form 10-K, Exhibit 13
period 2000-10-31
WESTVACO CORP
filed 2001-01-16
CIK 106498

	EXHIBIT 13.a
	HIGHLIGHTS OF THE YEAR
	WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES
	Year ended October 31	2000	1999				2000	1999
	In millions, except per share
	INCOME STATEMENT			CASH FLOW
	Net sales	$3,663.0	$2,801.8	Cash from operations			$583.1	$412.7
	Operating profit			Capital expenditures			$214.0	$228.9
	before corporate and other	$556.3	$305.0	Acquisitions			$1,342.9	$22.7
	Net income			Dividends			$88.5	$88.2
	before nonrecurring items[1]	$262.2	$145.1
	Net income	$245.9	$111.2	BALANCE SHEET
				Total assets			$6,569.9	$4,896.7
	PER SHARE DATA			Long-term debt			$2,686.7	$1,426.9
	Earnings (before nonrecurring items)[1]	$2.60	$1.45	Shareholders' equity			$2,332.6	$2,171.3
	Earnings	$2.44	$1.11	Net change in working capital			$183.9	$40.8
	Book value	$23.17	$21.65	Debt to capital			45.6%	33.2%
	Dividends	$.88	$.88	Return on capital employed			6.9%	4.8%
1

Excludes the fiscal year 2000 net after-tax restructuring charge of $11.2 million, or $.11 per share, an extraordinary charge of $8.8 million, or $.09 per share, for the extinguishment of debt and a gain of $3.6 million, or $.04 per share, from the sale of assets and in 1999 an after-tax charge for restructuring of $48.9 million, or $.49 per share, and a credit of $15.0 million, or $.15 per share, for a release of deferred taxes. All per share data is for basic and diluted.

	QUARTERLY HIGHLIGHTS
	SALES	2000	1999		2000	1999	2000	1999
	In millions			EARNINGS PER SHARE before nonrecurring item[1]			EARNINGS PER SHARE
	First	$799.6	$650.7	First	$.50	$.25	$.50	$.25
	Second	904.7	679.5	Second	.63	.27	.61	.27
	Third	928.0	700.2	Third	.69	.35	.53	.35
	Fourth	1,030.7	771.4	Fourth	.78	.58	.80	.24
	Year	$3,663.0	$2,801.8	Year	$2.60	$1.45	$2.44	$1.11
	DIVIDENDS PER SHARE	2000	1999	STOCK PRICES [2]		2000		1999
					High	Low	High	Low
	First	$.22	$.22	First	$34.75	$26.00	$29.50	$21.44
	Second	.22	.22	Second	34.50	25.63	29.88	20.81
	Third	.22	.22	Third	34.75	24.44	32.81	28.19
	Fourth	.22	.22	Fourth	29.94	24.06	31.25	24.75
	Year	$.88	$.88
				[2]This table reflects the range of market prices of Westvaco common stock as quoted in the New York Stock Exchange - Composite Transactions. The New York Stock Exchange is the principal market in which the securities are traded.