Form 10-K, Exhibit 13
period 2000-10-31
WESTVACO CORP
filed 2001-01-16
CIK 106498

EXHIBIT 13b

Management's discussion and analysis of financial condition and results of operations

Analysis of operations
Fiscal year 2000 financial results benefited from improved markets and from companywide initiatives taken following a comprehensive strategic review completed in 1999. These initiatives include the acquisition of a well-invested bleached paperboard mill in Evadale, TX, and the acquisitions of Mebane Packaging Group (Mebane) and the IMPAC Group, Inc. (IMPAC), as well as steps to reduce costs, improve product mix and strengthen our market positions. Sales for fiscal 2000 were $3.7 billion, a 30.7% increase compared to 1999, and reflect an increase in volume of 24.9% and a 5.8% benefit from price and product mix improvement. Sales from acquisitions completed in 2000 represented two-thirds of the increase in sales. Net income in 2000 was $245.9 million, or $2.44 per share, basic and diluted, an increase of 121% from 1999 earnings of $111.2 million, or $1.11 per share, basic and diluted. Earnings for fiscal 2000 included a pretax restructuring charge of $27.2 million, or $.18 per share, resulting primarily from a writedown of assets due to an expected decline in sales of folding cartons to domestic tobacco markets, a pretax gain of $11.2 million, or $.07 per share, from the sale of a liquid packaging plant previously written down as part of the restructuring charge in 1999, an after-tax extraordinary charge of $8.8 million, or $.09 per share, from the early retirement of higher interest rate debt and a pretax gain of $3.6 million, or $.04 per share, from the sale of our interest in a joint venture in China (see "Notes to the Financial Statements"). Earnings for 1999 included a pretax restructuring charge of $80.5 million, or $.49 per share, basic and diluted, in connection with a business performance improvement plan and an income tax benefit of $15.0 million, or $.15 per share, basic and diluted, related to a release of deferred taxes, as discussed below.

Export sales from the United States increased 17% compared to 1999 and accounted for 16% of the company's consolidated sales. Total sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately 22% of consolidated sales compared to 24% in the prior year. Gross profit margin for the year improved to 23% from 20% in the prior year, due primarily to savings resulting from our 1999 restructuring and other cost reduction initiatives, partially offset by the impact of a provision to reflect inventories at LIFO value. Fiscal year 2000 operating results also benefited from an increase in non-cash pension credits of $26.0 million, reflecting cumulative favorable investment returns on pension plan assets. We anticipate that earnings in fiscal year 2001 will benefit from an increase in non-cash pension credits of $22 million to approximately $130 million before tax.

Packaging segment: Packaging segment sales increased by 46.8% from the prior year to $2.15 billion in 2000, reflecting the effects of higher shipment volume, product mix improvement and strong performance by the company's recently acquired bleached paperboard mill in Evadale, TX; segment volume increased 43.0% and price and product mix improvements increased revenues by 3.8%. The increase in shipment volume reflects the contributions by acquisitions including the Evadale, TX, mill, IMPAC and Mebane. Fourth quarter shipments were well ahead of 1999 fourth quarter levels, but demand softened in the fourth quarter relative to the second and third quarters of 2000. To balance demand and production, we took downtime at the Covington, VA, and Evadale, TX, mills of about 12,000 tons. The company plans to take nearly 35,000 tons of downtime in the first quarter at the Covington and Evadale bleached paperboard mills to balance demand and production. Operating profit for the packaging segment for 2000 increased by 84.4% to $351.2 million due to acquisitions, product mix improvements, reduced costs and stronger business conditions. Revenues and profits for Rigesa, Ltda., our Brazilian subsidiary, showed strong improvement reflecting improved economic conditions in Brazil and product mix enhancements. During 2000, approximately 19% of packaging segment sales were made to the tobacco industry compared to about 26% for 1999. About 13% of segment sales were for overseas tobacco markets with the remaining 6% for tobacco sales in the United States. Increasingly competitive conditions as well as the current legal and regulatory pressures on the tobacco industry may have an adverse effect on packaging segment profitability. While we expect to compensate for such an adverse effect by continuing our growth in other consumer packaging markets, these alternatives may not, in the short run, fully offset any decline in profitability related to sales to the tobacco industry.

Paper segment: Paper segment sales for the year of $1.17 billion increased 13.3% from the prior year, due to improvements in price and product mix of 8.4% and volume gains of 4.9%. Sales of coated printing papers increased sharply in 2000 compared to 1999, as new products and a focused selling effort led to an increase in market share and higher prices. Operating profit for the paper segment was $140.6 million for the year, compared to $62.0 million for the prior year period. Coated papers accounted for nearly all of the improvement. Manufacturing efficiencies, higher prices, higher shipment volumes and cost reductions contributed to the improvement.

Chemicals segment: Chemicals segment sales for the year increased 9.4% from 1999 to $344.2 million, due to favorable changes in price and product mix of 3.3% and volume gains of 6.1%. Operating profit for the chemicals segment was $64.5 million compared to $52.5 million in the prior year. This increase reflects strong U.S. demand in a number of our markets. In the past year, we increased our market share for tall oil based ingredients used for ink resins. Other markets for tall oil ingredients including paper size, and rubber emulsifiers were also strong in response to the strong economy and results were enhanced by cost savings. Asphalt emulsifier sales increased sharply compared to the prior year period, due in part to the acquisition of the asphalt emulsion business of Raschig GmbH in 2000. Our activated carbon business benefited from record U.S. auto sales and strong global sales.

The above segment discussion does not take into account the restructuring charges for 2000 and 1999 which are included in Corporate and other segment information.

Other items: "Other income [expense]" increased from the prior year due to increased gains on land sales, a gain on the sale of our interest in a folding carton plant in China and higher interest income from the temporary investment of cash raised to finance acquisitions. Gains on land sales totaled $31.0 million before tax for 2000 compared to $23.0 million pretax in 1999. We expect gains on land sales to be in the range of $35 to $40 million before taxes in 2001. Interest expense increased by 56% for the year compared to the prior year, due to the issuance of long-term debt in the first and third quarters of 2000 and increased commercial paper borrowings to support our acquisition activities. We expect interest expense to be slightly higher in 2001 reflecting a full year of higher interest costs related to acquisitions closed in 2000. The effective tax rate for 2000 increased to 36.9% from 24.9% in the prior year, principally due to the one-time 1999 release of deferred taxes and the effects of fiscal 2000 goodwill amortization.

Acquisitions
On December 29, 1999, Westvaco completed the acquisition of a bleached paperboard mill in Evadale, TX from Temple-Inland, Inc. The total purchase price was $648 million, including $82 million of debt assumed. The transaction also included a long-term contract with Temple-Inland for the supply of wood fiber to the mill. The Evadale mill's annual production capacity of 670,000 tons increased Westvaco's total annual bleached paperboard production capacity to 1.6 million tons.

On January 7, 2000, Westvaco completed the acquisition of Mebane, a leading supplier of packaging for pharmaceutical products and personal care items, based in Mebane, NC. Mebane has seven packaging plants located in the U.S. and Puerto Rico. This acquisition increased the company's presence in select packaging markets, particularly pharmaceutical, health care and personal care.

On July 11, 2000, Westvaco completed the acquisition of IMPAC, a leading global supplier of high-value specialty packaging and printing solutions for a wide variety of consumer product markets including entertainment, cosmetics and personal care. The purchase price for IMPAC, which has 13 plants in Europe and eight in the United States, was approximately $530 million, including the assumption of $294 million in debt and preferred stock. Westvaco redeemed substantially all of the debt and all of the preferred stock shortly after closing. In the fourth quarter, Westvaco acquired three additional foreign plants which expanded our reach in the DVD, multimedia and music packaging markets.

All of the acquisitions completed during the current year were accounted for using the purchase method. The operating results of the acquisitions have been included in the "Consolidated Statements of Income" from the dates of acquisition. The accompanying "Consolidated Balance Sheets" as of October 31, 2000, reflects preliminary allocations of the purchase prices of the current year's acquisitions to the fair value of the assets acquired and liabilities assumed. Related goodwill of approximately $610 million, representing the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 40 years, which is the expected period to be benefited.

On September 5, 2000, the company announced a definitive agreement to acquire a majority interest in Alfred Wall AG, a leading European supplier of consumer packaging based in Graz, Austria. Wall has six packaging plants in Austria, Germany, Poland and the United Kingdom. The transaction is scheduled to close in 2001. The company expects that Wall's operations will have a neutral effect on its earnings for about a year before becoming accretive.

Fiscal year 1999
Sales of $2.8 billion for fiscal 1999 were down 2.9% from 1998, the result of a 4.3% decrease in price and product mix, partially offset by a 1.4% improvement in the volume of shipments. Net income in 1999 was $111.2 million, or $1.11 per share, basic and diluted, a 15.8% decrease from 1998 earnings of $132.0 million, or $1.30 per share, basic and diluted. Earnings for the 1999 fiscal year included a pretax restructuring charge of $80.5 million, or $.49 per share, basic and diluted, in connection with a business performance improvement plan and an income tax benefit of $15.0 million, or $.15 per share, basic and diluted, related to a release of deferred taxes, both recorded in the fourth quarter. The restructuring charge included $76.0 million for the writedown of fixed assets. The income tax benefit resulted from a business reorganization which reduced the company's deferred state income tax liability. Earnings for 1999 included an after-tax gain of $14.0 million, or $.14 per share, basic and diluted, from the sale of nonstrategic timberlands.

Sales for the year were affected by weak pricing primarily due to global overcapacity combined with a strong U.S. dollar. During the second half of fiscal 1999, pressures from lower-priced imported coated printing papers began to ease as demand increased for papers used in catalogue and direct mail applications. Late in the third quarter, the company announced a $60 per ton price increase for coated web-offset paper products, as well as price increases on other grades, including linerboard and bleached paperboard. Export sales from the United States increased compared to 1998 and accounted for 18% of the company's consolidated sales. Total sales outside of the United States, including sales of foreign operating subsidiaries, accounted for approximately 24% of consolidated sales compared to 25% in the prior year. Gross profit margin for the year improved to 20% compared with 19% for the prior year, due mainly to cost improvement initiatives. Fiscal year 1999 operating results also benefited from an increase in non-cash pension credits of $26.9 million, reflecting cumulative favorable investment returns on pension plan assets.

Packaging segment sales for 1999 decreased 6.8% from the prior year to $1.46 billion in 1999, due to decreases in price and product mix of 5.3% and volume of 1.5%. Markets for the company's paperboard products continue to be very competitive, and net sales realizations per ton were below 1998 levels. Operating profit for 1999 decreased 8.2% to $190.5 million primarily due to product pricing pressures which offset the company's progress in cost improvement initiatives. Rigesa accounted for 13% of 1999 packaging segment operating profit compared to 17% for the 1998 comparable period, due primarily to the 64% devaluation of the Brazilian real during the year, following the Brazilian government's decision to allow the real to float. In the local currency, Rigesa's sales for the year increased 12% compared to the year earlier period. During 1999, approximately 26% of packaging segment sales were made to the tobacco industry for packaging tobacco products compared to approximately 28% for 1998. Approximately 18% of segment sales were exported or used to produce products for export with the remaining 8% made for the domestic tobacco industry for sale in the United States.

Paper segment sales for the 1999 fiscal year of $1.03 billion increased marginally from the prior year, due to an increase in volume of 7.1% offset by a decrease in price and product mix of 6.8%. Markets for the company's paper products continued to be very competitive, resulting in net sales realizations being substantially below 1998 levels. Paper shipments for the fourth quarter of 1999 were up approximately 15% compared to the same prior year period. Late in the third quarter, the company announced the first price increase since 1996 for coated paper products. Operating profit for the paper segment for the year was $62.0 million, lower than the $84.8 million reported for fiscal year 1998, due mainly to lower prices.

Chemicals segment sales for 1999 decreased by 5.3% from 1998 to $314.5 million. Favorable changes in price and product mix of 3.3% were more than offset by a decrease in volume of 8.6%. Operating profit for the chemicals segment was $52.5 million compared to $53.2 million in 1998.

"Other income [expense]" increased compared to 1998 due to an increase in gains on the sales of timberlands. Interest expense increased 12% for the year compared to 1998, due to lower levels of capitalized interest and increased use of commercial paper. The effective tax rate for 1999 decreased to 24.9% compared to 35.4% in the prior year, principally due to the reduction in the deferred state income tax liability to reflect a lower effective state income rate, as described above.

Liquidity and capital resources
At October 31, 2000, the ratio of current assets to current liabilities was 1.9 compared to 1.7 and 1.6 in 1999 and 1998, respectively. The twelve-month average collection period for trade receivables was 34 days in 2000 and 1999 and 35 days in 1998. Cash flows from operations were $583 million for 2000, compared to $413 million in 1999 and $407 million in 1998. Management believes that the company's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending and other needs in the foreseeable future.

New investment in plant and timberlands was $212 million for 2000, compared to $232 million in 1999 and $420 million in 1998. Cash payments for these investments totaled $214 million in 2000, $229 million in 1999 and $423 million in 1998. As part of its program to improve return on investment, Westvaco plans to continue to hold annual capital spending below annual depreciation and amortization levels over the next few years. At October 31, 2000, the funds required to complete all authorized capital projects were approximately $249 million. Capital expenditures for 2001 are expected to be approximately $275 million, reflecting acquisitions and the postponement of capital projects that were expected to occur during fiscal year 2000. These expenditures will be used to support our current primary production capacity levels and address requirements of packaging facilities to satisfy anticipated customer needs.

The company maintains a $500 million revolving credit agreement, and there was no borrowing under this arrangement during the current year period. The ratio of debt to total capital employed was 46% at October 31, 2000, and 34% for 1999 and 1998. Short-term borrowings amounting to $270 million, whose repayment terms can be extended under the loan agreement and which are intended to be outstanding more than one year, have been classified as long-term debt. In November 1999, the company issued $200 million of 6.85% five-year notes and $200 million of 7.10% ten-year notes, and in January 2000, the company issued $400 million of 8.20% thirty-year notes in part to fund the purchases of the Evadale mill and Mebane Packaging Group. The remainder was added to the company's general corporate funds and available for repayment of existing debt, future capital outlays and working capital purposes. In connection with the acquisition of IMPAC discussed above, the company issued $200 million of floating rate three-year notes, at LIBOR plus 0.9% reset quarterly and $200 million of 8.40% seven-year notes on June 5, 2000. During 2000, 80,000 common shares were purchased, under a repurchase program approved by the Board of Directors in 1997, at a cost of $2.3 million and 514,633 shares were issued out of treasury to satisfy stock option exercises.

Environmental matters:  In 1995, the company authorized the removal of elemental chlorine from all of our pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $110 million, represented a major step by Westvaco in anticipating EPA regulations for the U.S. pulp and paper industry regarding air and water quality. These regulations, known as the Cluster Rule, were published in the Federal Register in April 1998. The company anticipates additional capital costs to comply with other parts of these new regulations over the next several years to be in the range of $100 million to $150 million which will also increase operating costs in the range of $3 million to $7 million annually. Environmental organizations are challenging the Cluster Rule in the U.S. Court of Appeals. Westvaco and other companies are participating in that litigation. If the legal challenge by environmental organizations to the regulations is successful, the company could face additional compliance costs of up to $150 million over the next several years.

The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately $5 million for estimated potential cleanup costs based upon our close monitoring of ongoing activities and our past experience with these matters. In addition, the company is involved in the remediation of certain other than CERCLA sites and has accrued approximately $11 million for remediation of these sites.

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
In 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, (SAB 101) Revenue Recognition in Financial Statements. SAB 101 clarifies the basic principles of revenue recognition in generally accepted accounting principles. SAB 101 is required to be implemented by our fourth quarter of fiscal year 2001. The company anticipates no material effect on income from operations or financial position from the adoption of SAB 101. In September 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-10 (EITF 00-10), Accounting for Shipping and Handling Fees and Costs. EITF 00-10 implementation is consistent with the requirements of SAB 101. The company intends to adopt EITF 00-10 in the fourth quarter of 2001 and reclassify shipping and handling costs from sales to cost of goods sold. The reclassification will have no effect on income from operations or financial position. For further discussion, see the "Summary of significant accounting policies" in the "Notes to the Financial Statements."

Forward-looking statements
Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical or present information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed in or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed in or implied by the forward-looking statements include, but are not limited to, demand and competitive pricing for the company's products; developments in information technology as well as other technological developments; the success of new businesses and facilities acquired; ongoing cost reduction efforts; changes in the availability and cost of raw materials and energy; unanticipated manufacturing and distribution disruptions; changes in production capacities; changes in economic growth in the U.S. and international economies, especially in Asia, Europe and Brazil; stability of financial markets; governmental policies and regulations, including but not limited to those affecting the environment and the tobacco industry; restrictions on trade; interest rates and currency movements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make on related subjects in our 10-Q, 8-K and next 10-K reports filed with the SEC.

Fourth quarter results
Sales were $1.0 billion for the fourth quarter of 2000, compared to sales of $771.5 million for the fourth quarter of 1999. In the fourth quarter of 2000, the company recorded net income of $80.7 million, or $.80 per share, basic and diluted, compared to net income of $23.7 million, or $.24 per share, basic and diluted, for the prior year period.

Fiscal fourth quarter 2000 net income reflects a charge of $.02 per share for completion of a restructuring plan begun in the third quarter 2000, bringing the total charge for the plan to $.18 per share. The restructuring charge resulted principally from a writedown of U.S. assets due to an expected decline in sales of folding cartons to domestic tobacco markets. Fourth quarter 2000 results also reflect a gain of $.04 cents per share from the sale of a minority interest in a packaging operation in China and the impact of a provision of $.06 to reflect inventories at LIFO value. In the fourth quarter of fiscal 1999, unusual items included a credit of $.15 per share, for a release of deferred taxes and a charge of $.49 per share for a restructuring plan. The restructuring plan in 1999 involved a series of actions, principally non-cash reductions in book value of assets, that enhanced the strength and focus of Westvaco's packaging-related businesses.

Investor services plan
At year end, 15,160 shareholders, including members of the company's savings and investment plans for salaried and hourly employees, representing 15,622,448 shares of Westvaco common stock, were participants in the company's Investor Services Plan.

Number of shareholders
At year end, the number of individuals and institutions owning Westvaco common shares was about 19,000. This number includes 12,400 members of the company's salaried and hourly savings and investment plans. The plans, established in 1968 and 1995, respectively, hold 14,303,823 shares of Westvaco common stock for the accounts of participants. This represents 14% of the 100,662,409 shares of common stock outstanding at year end.

Payroll and benefit costs
The total cost of payroll and benefits was $742 million, compared with $623 million in 1999. This includes $52.5 million in Social Security taxes in 2000 and $44.7 million in 1999. Payroll and benefit costs were 20% of sales in 2000 and 22% in 1999.

   FINANCIAL STATEMENTS

   CONSOLIDATED STATEMENTS OF INCOME
In thousands, except per share
Year ended October 31	2000	1999	1998
Sales	$3,662,991	$2,801,849	$2,885,917
Other income, net [expense]	56,940	29,384	18,747
	3,719,931	2,831,233	2,904,664

Cost of products sold [excludes depreciation
shown separately below]	2,512,486	1,969,515	2,071,011
Selling, research and administrative expenses	281,694	230,963	238,097
Depreciation and amortization	313,948	280,470	280,981
Restructuring charges	16,086	78,771	-
Interest expense	192,145	123,538	110,162
	3,316,359	2,683,257	2,700,251

Income before taxes	403,572	147,976	204,413

Income taxes	148,900	36,800	72,400

Income before extraordinary charge	254,672	111,176	132,013
Extraordinary charge - extinguishment of
debt, net of taxes of $5,500	(8,803)	-	-

Net income	$ 245,869	$ 111,176	$ 132,013
	=======	=======	=======

Net income per share - basic and diluted:
Income before extraordinary item	$ 2.53	$1.11	$1.30
Extraordinary item	(.09)	-	-
Net income	$ 2.44	$1.11	$1.30
	=======	=======	=======

Shares used to compute net income per share:
Basic	100,578	100,236	101,311
Diluted	100,916	100,495	101,788

The accompanying notes are an integral part of these financial statements.

Westvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

Consolidated balance sheets
In thousands

At October 31	2000	1999
ASSETS
Cash and marketable securities	$ 225,308	$ 108,792
Receivables	421,707	318,369
Inventories	333,284	248,963
Prepaid expenses and other current assets	83,378	61,884
Current assets	1,063,677	738,008
Plant and timberlands:
Machinery	5,673,455	5,094,773
Buildings	794,114	672,744
Other property, including plant land	248,761	226,977
	6,716,330	5,994,494
Less: accumulated depreciation	2,916,402	2,779,199
	3,799,928	3,215,295
Timberlands-net	268,699	266,386
Construction in progress	127,956	99,702
	4,196,583	3,581,383
Other assets	1,309,643	577,301
	$6,569,903	$4,896,692
	========	========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$ 523,187	$ 361,959
Notes payable and current maturities of
long-term obligations	30,098	50,200
Income taxes	13,633	12,955
Current liabilities	566,918	425,114
Long-term debt	2,686,674	1,426,854
Other long-term obligations	75,979	75,323
Deferred income taxes	907,739	798,113
Shareholders' equity:
Common stock, $5 par, at stated value
Shares authorized: 300,000,000
Shares issued: 103,170,667 [1999-103,170,667]	767,552	765,810
Retained income	1,761,764	1,607,504
Accumulated other comprehensive income [loss]	[135,731]	[129,981]
Common stock in treasury, at cost
Shares held: 2,508,258 [1999-2,877,824]	[60,992]	[72,045]
	2,332,593	2,171,288
	$6,569,903	$4,896,692
	========	========

 The accompanying notes are an integral part of these financial statements.

              Westvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

Consolidated Statements of Shareholders'  Equity

In thousands
	Outstanding shares	Common stock	Common stock in treasury	Retained income	Accumulated other comprehensive income [loss]	Total shareholders' equity
Balance at October 31, 1997	101,930	$761,522	$[32,310]	$1,549,356	$ -	$2,278,568
Comprehensive income
Net income	-	-	-	132,013	-	132,013
Foreign currency translation	-	-	-	-	[32,167]	[32,167]
Comprehensive income						99,846
Cash dividends	-	-	-	[89,300]	-	[89,300]
Repurchases of common stock	[1,822]	-	[50,176]	-	-	[50,176]
Issuance	218	3,052	7,595	[3,137]	-	7,510

Balance at October 31, 1998	100,326	764,574	[74,891]	1,588,932	[32,167]	2,246,448
Comprehensive income
Net income	-	-	-	111,176	-	111,176
Foreign currency translation	-	-	-	-	[97,814]	[97,814]
Comprehensive income						13,362
Cash dividends	-	-	-	[88,191]	-	[88,191]
Repurchases of common stock	[499]	-	[11,961]	-	-	[11,961]
Issuance	466	1,236	14,807	[4,413]	-	11,630

Balance at October 31, 1999	100,293	765,810	[72,045]	1,607,504	[129,981]	2,171,288
Comprehensive income
Net income	-	-	-	245,869	-	245,869
Foreign currency translation	-	-	-	-	[5,750]	[5,750]
Comprehensive income						240,119
Cash dividends	-	-	-	[88,494]	-	[88,494]
Repurchases of common stock	[145]	-	[4,441]	-	-	[4,441]
Issuance	514	1,742	15,494	[3,115]	-	14,121

Balance at October 31, 2000	100,662	$767,552	$[60,992]	$1,761,764	$[135,731]	$2,332,593
	=======	=======	=======	=========	========	========

The accompanying notes are an integral part of these financial statements.

Westvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

Consolidated statements of cash flows
In thousands

Year ended October 31	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 245,869	$111,176	$132,013
Adjustments to reconcile net income
to net cash provided by operating activities:
Provision for depreciation and amortization	313,948	280,470	280,981
Provision for deferred income taxes	94,914	32,286	57,244
Restructuring charges	16,086	80,500	-
Pension credit and other employee benefits	[92,858]	[78,658]	[50,869]
[Gains] losses on sales of plant and timberlands	[26,822]	[17,891]	894
Foreign currency transaction [gains] losses	917	3,601	2,506
Loss on extinguishment of debt, net of taxes	8,803	-	-
Net changes in assets and liabilities	25,305	[2,577]	[17,063]
Other, net	[3,017]	3,806	1,000
Net cash provided by operating activities	583,145	412,713	406,706

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to plant and timberlands	[213,976]	[228,879]	[422,984]
Payments for acquisitions, net of cash acquired	[1,342,858]	[22,659]	-
Proceeds from sales of assets	81,639	22,781	6,905
Other, net	160	[1,135]	50
Net cash used in investing activities	[1,475,035]	[229,892]	[416,029]

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	9,266	9,122	3,766
Proceeds from issuance of debt	2,611,504	881,518	548,194
Dividends paid	[88,494]	[88,191]	[89,300]
Treasury stock purchases	[2,345]	[10,792]	[49,484]
Repayment of notes payable and long-term debt	[1,523,702]	[952,230]	[470,146]
Net cash provided by [used in] financing activities	1,006,229	[160,573]	[56,970]

Effect of exchange rate changes on cash	2,177	[18,506]	[4,011]

Increase [decrease] in cash and marketable securities	116,516	3,742	[70,304]

Cash and marketable securities:
At beginning of period	108,792	105,050	175,354
At end of period	$ 225,308	$108,792	$105,050
	========	========	========

The accompanying notes are an integral part of these financial statements.

Westvaco Corporation and consolidated subsidiary companies

Notes to financial statements

Summary of significant accounting policies
Basis of consolidation and preparation of financial statements: The consolidated financial statements include the accounts of all subsidiaries more than 50% owned. Investments in 20%- to 50%- owned companies are accounted for using the equity method. Accordingly, the company's share of the earnings of these companies is included in consolidated net income. In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Accounting standards changes:  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities which requires derivative instruments to be recorded in the balance sheet at their fair value, with changes in their fair value being recognized in earnings unless specific hedge accounting criteria are met. Given the current level of its derivative and hedging activities, the company believes the impact of this new standard, effective in fiscal year 2001, will not be material.

In 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 clarifies the basic principles of revenue recognition in existing generally accepted accounting principles. SAB 101 is required to be implemented no later than the fourth quarter of fiscal years beginning after December 15, 1999. The company anticipates no material effect on income from operations or financial position from the adoption of SAB 101.
In September 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-10 (EITF 00-10), Accounting for Shipping and Handling Fees and Costs. EITF 00-10 implementation is consistent with the requirements of SAB 101. The company intends to adopt EITF 00-10 in the fourth quarter of 2001 and reclassify shipping and handling costs from "Sales" to "Cost of products sold." The reclassification will have no effect on income from operations or financial position.

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

The company is currently named as a potentially responsible party with respect to the cleanup of a number of hazardous waste sites under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws. While joint and several liability is authorized under CERCLA, as a practical matter, remediation costs will be allocated among the waste generators and others involved. The company has accrued approximately $5 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. In addition, the company is involved in the remediation of certain other than CERCLA sites and has accrued approximately $11 million for remediation of these sites.

Translation of foreign currencies:  Generally, the local currency is the functional currency for the company's operations outside the United States. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using period-end exchange rates and adjustments resulting from these financial statement translations are included in "Accumulated other comprehensive income [loss]" in the balance sheet. Revenues and expenses are translated at average rates prevailing during the period.

Marketable securities: For financial statement purposes, highly liquid securities purchased three months or less from maturity are considered to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain raw materials, finished goods and certain production materials. Cost of all other inventories is determined by the first-in, first-out (FIFO) or average cost method.

Plant and timberlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in "Other income [expense]." Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to income. Costs of reforestation of timberlands are capitalized.

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

Other assets: Included in "Other assets" are goodwill, other intangibles and prepaid pension costs. Goodwill represents the excess of the cost over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods not exceeding 40 years. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. The company continually evaluates the carrying value of goodwill and other intangible assets. Any impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. Goodwill included in "Other assets" was $606,220,000 at October 31, 2000 (1999-$5,063,000). Amortization expense charged to operations for 2000 was $7,243,000 (1999-$30,000, 1998 -$0).

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

Income per share: Basic net income per share for all the periods presented has been calculated using the weighted average shares outstanding. In computing diluted net income per share, incremental shares issuable upon the assumed exercise of stock options have been added to the weighted average shares outstanding. For the year ended October 31, 2000, stock options for shares of 3.9 million were not included because their effect was antidilutive (1999-1.9 million, 1998-4.4 million).

A. Acquisitions
In December 1999, the company completed its acquisition of Temple-Inland's bleached paperboard mill in Evadale, TX (Evadale). The total purchase price, net of $82 million of debt assumed, was $566 million. The company used existing cash reserves, commercial paper and $400 million of debentures issued in November 1999 to fund the purchase.

In January 2000, the company completed the purchase of Mebane Packaging Group (Mebane), a leading supplier of packaging for pharmaceutical products and personal care items, based in Mebane, NC. The company used existing cash reserves, commercial paper and a portion of the $400 million of debentures issued in January 2000 to fund the purchase.

In July 2000, the company completed its acquisition of IMPAC Group, Inc. (IMPAC), a leading global supplier of packaging for entertainment products, cosmetics and health and beauty aids with 13 plants in Europe and eight plants in the United States. The company used existing cash reserves, commercial paper and $400 million of notes issued in June 2000 to fund the purchase.

Also, in July 2000, Rigesa, Ltda. (Rigesa), Westvaco's Brazilian subsidiary, acquired all of the assets of Agaprint Embalagens, a leading supplier of consumer packaging in Brazil. In August 2000, IMPAC Europe Limited, a Westvaco subsidiary, acquired the privately held DuBOIS Holdings Limited, global licenser and European manufacturer of the DVD-Safetm; (or Amaray®) DVD pack, the world's top-selling DVD package. In October 2000, IMPAC Europe acquired Sony Music Printing (Holland) BV. Sony Music Printing is located adjacent to Sony's CD/DVD distribution center in Haarlem, The Netherlands, and produces printed booklets, folders and inlay cards for Sony as well as multimedia products sold to Sony and other companies throughout Europe.

The company accounted for all of these transactions using the purchase method of accounting. Accordingly, the assets and liabilities of the acquired businesses are included in the "Consolidated Balance Sheets" at October 31, 2000. The purchase price for these acquisitions, including transaction costs, has been allocated to assets acquired and liabilities assumed based on estimated market values at the date of acquisition. The purchase price allocation for these acquisitions is preliminary and further refinements are likely to be made upon completion of final valuation studies. Related goodwill of approximately $610 million, which represents the excess of purchase price over fair value of net tangible and intangible assets acquired, is amortized on a straight-line basis over 40 years, which is the expected period to be benefited. Goodwill has been recorded in the "Other assets" on the balance sheet.

The following unaudited pro forma consolidated results of operations are presented as if the Evadale mill, Mebane and IMPAC acquisitions had been made at the beginning of the periods presented.  The following unaudited pro forma data for the fiscal year 2000 reflects 308 days, 299 days and 113 days of Westvaco's operation of the Evadale mill, Mebane and IMPAC, respectively. The balance of the fiscal year 2000 and all of the prior year reflect the results of these operations under the management of the prior owners. The unaudited pro forma amounts of the other fiscal year 2000 acquisitions are not included as their effect is not material to the company's financial position or results of operations.

Pro forma in thousands, Except per share [unaudited]	2000	1999
Net sales	$3,985,558	$3,634,767
Income before extraordinary items	235,395	75,487
Per share of common stock:
Basic	$2.34	$.75
Diluted	2.33	.75

Net income	$ 226,592	$ 75,487

Per share of common stock:
Basic	$2.25	$.75
Diluted	2.25	.75

The pro forma consolidated results of operations include adjustments to give effect to depreciation, amortization of goodwill on a straight-line basis over 40 years and interest expense on acquisition debt, together with related income tax effects. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the periods presented, nor is it necessarily indicative of the future results of the combined operations.

B. Provisions for restructuring
During the third quarter of 2000, due to an expected decline in sales of folding cartons to U.S. tobacco markets, the company reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair value using an assets-held-for-use model and a pretax impairment charge of $24.3 million, including $3.3 million of associated goodwill, was recorded in the third quarter of 2000 in "Restructuring charges" in the "Consolidated Statement of Income." The impairment was recorded because undiscounted cash flows were less than the carrying value of the assets prior to the impairment charge. During the fourth quarter of 2000, the company recorded an additional pretax charge of $2.9 million due to the adjustment of the earlier charge and related employee costs. During the second quarter of fiscal 2000, the liquid packaging plant was sold, resulting in a pretax gain of $11.2 million, which is included in the "Restructuring charges." As noted below, the liquid packaging plant was written down in fiscal 1999 in connection with the restructuring charge recorded in the fourth quarter. The gain resulted from a change in facts and circumstances existing during the fourth quarter of fiscal 1999.

During the fourth quarter of 1999, following completion of its strategic review process, the company adopted a plan to improve the company's performance, principally to enhance the strength and focus of its packaging-related businesses. Additionally, the company reviewed certain long-lived assets in its business for impairment. As a result of these initiatives, a pretax charge of $80.5 million was recorded in the fourth quarter of 1999. Included in this charge are certain assets of the company's liquid packaging plant that were written down to reflect the plant's planned shutdown. This charge was primarily due to the writedown of impaired long-lived assets, involuntary employee termination and other exit costs.  Production facilities were written down to their fair value using an assets-held-for-use model. An impairment of $67.4 million was recorded as undiscounted cash flows were less than the carrying value of the assets prior to the impairment. Further, the company wrote off a paper machine and certain equipment with a total carrying value of $8.6 million and abandoned the assets.

During the fourth quarter of fiscal 1999, in addition to the asset impairments described above, the company also recognized inventory writedowns of $1.7 million, which have been included within the "Cost of products sold," employee termination costs of $1.5 million and other exit costs of $1.2 million. Such reserves at October 31, 2000 for these activities were substantially utilized.

C. Other income (expense)
Components of other income (expense) are as follows:

In thousands	2000	1999	1998
Gains [losses] on sales of plant, equipment
And timberlands	$26,822	$17,891	$ [894]
Interest income	28,417	15,115	18,010
Foreign currency transaction gains [losses]	[917]	[3,601]	[2,506]
Other, net	2,618	[21]	4,137
	$56,940	$29,384	$18,747

D. Research and development
Expenditures of $49,527,000 (1999-$47,321,000, 1998-$45,139,000) were expensed as incurred.

E. Income taxes
Income before provision for income taxes consisted of:

In thousands	2000	1999	1998
Domestic	$354,387	$113,350	$157,075
Foreign	49,185	34,626	47,338
	$403,572	$147,976	$204,413

The provision for income taxes is composed of:

In thousands	2000	1999	1998
Current:
Federal	$38,112	$ 4,430	$ 9,254
State	7,622	[4,634]	[3,243]
Foreign	8,252	4,718	9,145
	53,986	4,514	15,156
Deferred:
Federal	85,750	43,254	45,871
State	7,923	[15,366]	11,792
Foreign	1,241	4,398	[419]
	94,914	32,286	57,244
	$148,900	$ 36,800	$72,400

The net deferred income tax liability at October 31, 2000 and 1999 includes the following components:

In thousands	2000	1999
Current deferred tax assets:
Employee benefits	$ 19,321	$ 15,397
Other	38,078	28,089
	57,399	43,486
Noncurrent deferred tax assets:
Alternative minimum tax carryforward	111,983	143,802

Noncurrent deferred tax liabilities:
Depreciation	686,517	654,604
Pension and other employee benefits	199,421	161,512
State and local taxes	98,133	91,662
Other	35,651	34,137
	1,019,722	941,915
Total net deferred tax liability	$ 850,340	$754,627
	========	========

The differences (expressed as a percentage of pretax income) between the U.S. statutory federal income tax rate and the effective income tax rate as reflected in the accompanying "Consolidated Statements of Income" are:

	2000	1999	1998

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes	2.5	[8.8]	2.7
Foreign income at other than U.S. rates	[1.7]	[1.3]	[2.6]
Other, net	1.1	-	0.3
Effective tax rate	36.9%	24.9%	35.4%

At October 31, 2000, for tax purposes, the company had available $112 million of alternative minimum tax credit carryforwards, which do not expire under current laws. At October 31, 2000, the company had available $5.3 million of foreign tax credit carryforwards, which, if unused, will expire in fiscal years 2001 to 2005. The increase in the company's fiscal 2000 income tax expense compared to fiscal 1999 is primarily attributable to a one-time $15 million reduction in the state deferred tax liability, resulting from a business reorganization completed during fiscal 1999. The reorganization lowered the state tax rates at which certain temporary differences, principally depreciation, are expected to reverse.

Provision has not been made for income taxes which would become payable upon remittance of $189 million of the October 31, 2000 undistributed earnings of certain foreign subsidiaries representing that portion of such earnings which the company considers to have been indefinitely reinvested in the subsidiaries, principally in Brazil. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable. Current deferred taxes of $57,399,000 (1999-$43,486,000) are included in "Prepaid expenses and other current assets."

F. Current assets
Marketable securities of $22,032,000 (1999-$39,349,000) are valued at cost, which approximates market value. Receivables include $15,915,000 from sources other than trade (1999-$12,438,000), and have been reduced by allowances for discounts and doubtful accounts of $17,615,000 (1999-$12,828,000). Inventories at October 31 are composed of:

In thousands	2000	1999
Raw materials	$ 73,064	$ 45,453
Production materials, stores and supplies	78,824	66,191
Finished and in process goods	181,396	137,319
	$333,284	$248,963
	=======	=======

If inventories had been valued at current cost, they would have been $469,456,000 in 2000 (1999-$368,105,000) Inventories valued on the LIFO basis were $202,419,000 in 2000. (1999-$157,036,000).

G. Interest capitalization
In 2000, $197,671,000 of interest cost was incurred (1999-$132,428,000, 1998-$130,914,000) of which $5,526,000 was capitalized (1999-$8,890,000, 1998-$20,752,000).

H. Accounts payable and accrued expenses
Accounts payable and accrued expenses at October 31:

In thousands	2000	1999
Accounts payable:
Trade	$156,398	$118,413
Other	34,914	18,812
Accrued expenses:
Taxes, other than income	25,518	18,989
Interest	52,824	32,927
Payroll and employee benefit costs	118,198	85,179
Other	135,335	87,639
	$523,187	$361,959
	=======	=======

I. Cash flows
Changes in assets and liabilities are as follows:

In thousands	2000	1999	1998
[Increase] decrease in:
Receivables	$ [15,594]	$ [41,054]	$ 12,765
Inventories	[788]	24,545	[17,249]
Prepaid expenses and other current assets	1,898	[1,148]	[5,905]
Increase [decrease] in:
Accounts payable and accrued expenses	38,960	24,766	[5,597]
Income taxes payable	829	[9,686]	[1,077]
	$ 25,305	$ [2,577]	$ [17,063]
	=======	=======	=======
Reconciliation of capital expenditures on a cash basis:

In thousands	2000	1999	1998
New investment in plant and timberlands	$212,263	$232,292	$419,705
Less: debt assumed	[260]	[158]	[4]
net change in related current liabilities	1,973	[3,255]	3,283

Cash additions to plant and timberlands	$213,976	$228,879	$422,984
	=======	=======	=======

Cash payments for interest, excluding amounts capitalized, were $167,145,000 in 2000 (1999-$112,066,000, 1998-$108,082,000). Cash payments for income taxes were $40,203,000 in 2000 (1999-$12,108,000, 1998-$13,744,000).  Dividends paid per share were $.88 for 2000, 1999 and 1998.

J. Leasing activities and other commitments
The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options which allow the company to extend lease terms for periods up to 25 years, or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase.

The company has no significant capital lease liabilities. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:
In thousands	Operating leases
2001	$ 35,534
2002	31,934
2003	24,236
2004	19,163
2005	15,927
Later years	65,000
Minimum lease payments	$ 191,794
=========

Rental expense under operating leases was $48,411,000 in 2000 (1999-$38,412,000, 1998-$40,179,000).  At October 31, 2000, commitments required to complete currently authorized capital projects are approximately $249 million.

K. Long-term debt
Long-term debt, less installments due within one year, are summarized below:

In thousands	2000	1999
Notes:
6.85%, due 2004	$ 200,000	$ -
7.10%, due 2009	200,000	-
8.40%, due 2007	200,000	-
Floating rate, due 2003	200,000	-
Debentures:
8.20%, due 2030	400,000	-
9.65%, due 2002	100,000	100,000
9 3/4%, due 2020	100,000	100,000
Sinking Fund Debentures:
7%, due 2004-2023	150,000	150,000
7 1/2%, due 2008-2027	150,000	150,000
7.65%, due 2008-2027	150,000	150,000
7.75%, due 2004-2023	150,000	150,000
8 1/8%, due 2001-2007	12,400	17,100
8.30%, due 2003-2022	125,000	125,000
10 1/8%, due 2000-2019	-	95,000
10 1/4%, due 2000-2018	-	80,000
10.30%, due 2000-2019	-	95,000
Pollution Control Revenue Bonds:
5.85-6.65%, due 2004-2018	26,620	26,620
5 7/8-5.9%, due 2001-2003	4,875	6,740
5 7/8-6.2%, due 2001-2007	10,930	11,480
5.9-6.2%, due 2004-2008	5,900	5,900
6 3/8%, due 2026	5,740	5,740
7 1/8%, due 2001	-	2,000
8 1/4%, due 2001-2010	3,890	3,995
9 1/8-9.6%, due 2006-2015	10,100	10,100
10 1/2%, due 2004	1,500	1,500
Industrial Revenue Bonds:
7-7.67%, due 2001-2027	94,145	94,530
Floating rate, due 2001-2014	44,383	-
Economic Development Bonds:
8 3/4%, due 2001-2010	4,080	4,190
Notes payable and other	337,111	41,959
	$2,686,674	$1,426,854
	========	========

Outstanding noncurrent debt maturing in the next five years are (in millions); 2001-$30.1; 2002-$295.3; 2003-$331.9; 2004-$241.9; 2005-$40.6.

The company has a revolving credit agreement for $500 million which expires November 16, 2005. Borrowings under the agreement may be in unsecured domestic or Eurodollar notes and may be at rates approximating prime or the London Interbank Offered Rate (LIBOR), at the company's option. There is a nominal commitment fee on the unused funds. These facilities are used to support commercial paper borrowings. The revolving credit agreement contains financial covenants relating to the ratio of total debt to total capitalization. There were no borrowings under this facility during 2000 or 1999. Included in "Notes payable and other" in the prior table are short-term borrowings amounting to $270 million, which have been classified as long-term obligations. These borrowings have repayment terms that can be extended under the loan agreement and are intended to be outstanding more than one year.

In November 1999, the company issued $200 million of 6.85% five-year notes and $200 million of 7.10% ten-year notes, and in January 2000, the company issued $400 million of 8.20% thirty-year notes in part to fund the purchases of the Evadale mill and Mebane Packaging Group. In connection with the acquisition of IMPAC Group, the company issued $200 million of floating rate three-year notes, at LIBOR plus 0.9% reset quarterly and $200 million of 8.40% seven-year notes on June 5, 2000. During the second quarter of fiscal 2000, the company recorded an extraordinary charge of $8.8 million after tax, or $.09 per share, from the early retirement of $270 million of higher interest rate debt.

At October 31, 2000, the book value of financial instruments included in long-term debt was $2,716,772,000 (1999-$1,477,162,000), and the fair value was estimated to be $2,627,696,000 (1999-$1,495,290,000). The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.

L. Shareholders' equity
During 2000, the company repurchased 80,000 shares (1999-460,000, 1998-1,800,000) of company stock under a repurchase program authorized in 1997 by the Board of Directors. The program was initiated to satisfy issuances under the company's stock option plans. There were no purchases in 1998, 1999 or 2000 under the stock repurchase program authorized in 1987 by the Board of Directors.

At October 31, 2000, there were 44,170 shares of nonvoting $100 par value cumulative preferred stock authorized and 10 million shares of preferred stock without par value authorized and available for issue.

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

M. Stock option plans
At October 31, 2000, the company had five stock option plans. The 1983 and 1988 Stock Option and Stock Appreciation Rights Plans, 1995 Salaried Employee Stock Incentive Plan and the 1999 Salaried Employee Stock Incentive Plan provide for the granting of up to 4,725,000, 4,500,000, 4,837,500 and 5,000,000, respectively, of stock options and stock appreciation rights to key employees. The 1995 Non-Employee Director Stock Incentive Plan provides for the granting of up to 112,500 stock options and stock appreciation rights to outside directors. For the employee plans, stock options may be granted with or without stock appreciation rights and are granted at market value. They are exercisable after a period of six months to one year and expire not later than ten years from the date of grant. Under each employee plan, stock options may be granted with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control. In 1999, nearly all outstanding limited stock appreciation rights, which had previously been granted to employees were cancelled or surrendered. Subject to limited exceptions, no new grants for stock appreciation rights were awarded during 2000.

The company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans and, accordingly, no compensation cost has been recognized. If compensation cost for the company's stock options had been determined based on the fair value method of SFAS 123, Accounting for Stock-Based Compensation, the company's net income and net income per share would have been reduced to the unaudited pro forma amounts as follows:

In thousands, except per share
Net income	2000	1999	1998
As reported	$245,869	$111,176	$132,013
Pro forma	240,774	107,924	127,470

Income per share - basic
As reported	$2.44	$1.11	$1.30
Pro forma	2.39	1.08	1.26

Income per share - diluted
As reported	$2.44	$1.11	$1.30
Pro forma	2.39	1.07	1.25

In determining the fair value of options for pro forma purposes, the company used the Black-Scholes option pricing model and assumed the following for options granted in 2000, 1999 and 1998, respectively: risk-free interest rate of 6.13%, 4.72% and 5.80%; dividend yield of 2.87%, 3.05% and 2.71%; an expected option life of six years for each year; and an expected volatility of 22%, 20% and 20% for each year. The weighted average fair values of the options granted during 2000, 1999 and 1998 were $7.65, $5.34 and $7.61 per share, respectively. The following table summarizes activity in the plans for 2000, 1999 and 1998:
		Weighted average
	Options	exercise price
Outstanding at October 31, 1997	4,376,212	$24.84
Granted	981,780	32.53
Exercised	[218,159]	20.44
Cancelled	[992]	18.75
Outstanding at October 31, 1998	5,138,841	26.49
Granted	1,001,655	28.78
Exercised	[466,169]	22.31
Cancelled	[19,527]	26.71
Outstanding at October 31, 1999	5,654,800	27.24
Granted	1,079,455	30.63
Exercised	[514,611]	24.48
Cancelled	[9,087]	27.33
Outstanding at October 31, 2000	6,210,557	28.08
	========
The following table shows various information about stock options outstanding at October 31, 2000:

Range of exercise prices
	$18.29 -	$25.06 -	Over
	$24.25	$27.50	$27.50	Total
Number outstanding	799,750	2,406,967	3,003,840	6,210,557
Weighted average price	$23.31	$26.41	$30.68	$28.08
Weighted average remaining life (in years)	2.04	5.31	8.10	6.24
Number exercisable	799,750	2,406,967	1,937,885	5,144,602
Weighted average price	$23.31	$26.41	$30.71	$27.55

There were 4,417,999 shares available for grant as of October 31, 2000 (1999-5,488,367, 1998-1,470,495). At October 31, 2000, 595,171 outstanding options had related limited stock appreciation rights.

N. Employee retirement, postretirement and postemployment benefits

Pension and retirement plans
The company provides retirement benefits for substantially all domestic employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under an unfunded benefit plan. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the hourly paid plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements.  Plan assets are comprised mainly of listed stocks, including $68,491,000 of company stock, money market and fixed income investments.

The 2000 net pension credit relating to employee pension and retirement benefits was $108,247,000 (1999-$82,280,000, 1998-$55,337,000). The net pension credits reflect cumulative favorable investment returns on plan assets. The components of the net pension credit for 2000, 1999 and 1998 are as follows:
In thousands	2000	1999	1998
Service cost-benefits earned during the period	$ 28,638	$ 28,966	$ 26,934
Interest cost on projected benefit obligation	74,199	71,714	71,293
Expected return on plan assets	[187,501]	[171,223]	[148,042]
Net transition asset	[6,940]	[6,940]	[6,940]
Amortization of prior service cost	5,498	5,473	5,312
Net gain	[22,141]	[10,270]	[3,894]
Net pension credit	$ [108,247]	$ [82,280]	$ [55,337]

Postretirement benefits
The company provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits is funded. The components of net periodic postretirement benefits cost for the fiscal years ended October 31, 2000, 1999 and 1998 are as follows:

Postretirement benefits
The company provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. None of these benefits is funded. The components of net periodic postretirement benefits cost for the fiscal years ended October 31, 2000, 1999 and 1998 are as follows:

In thousands	2000	1999	1998
Service cost-benefits earned during the period	$1,300	$1,200	$1,400
Interest cost	1,300	1,200	1,500
Net amortization	[900]	[1,100]	[800]
Net periodic postretirement benefits cost	$1,700	$1,300	$2,100

The changes in the consolidated prepaid pension asset for defined benefit plans and the accrued postretirement benefit obligation are shown on the next page. The net prepaid pension cost, from the following table, is included in "Other assets," except for an obligation of $25.7 million for an unfunded excess benefit plan which is recorded as a long-term liability.

The following table sets forth the funded status of the plans and amounts recognized in the "Consolidated Balance Sheets" at October 31, based on a valuation date of July 31:

In thousands	Pension and retirement benefits		Postretirement benefits
	2000	1999	2000	1999
Change in benefit obligation
Benefit obligation at beginning of year	$1,123,389	$1,084,468	$19,900	$ 23,200
Service cost	28,638	28,966	1,300	1,200
Interest cost	74,199	71,714	1,300	1,200
Actuarial gain [loss]	718	[13,833]	[500]	[2,800]
Plan amendments	20,631	380	-	-
Acquisitions	9,662	-	-	-
Termination benefits	-	1,491	-	-
Benefits paid	[53,078]	[49,797]	[2,400]	[2,900]
Benefit obligation at end of year	$1,204,159	$1,123,389	$19,600	$19,900
	========	========	======	======
Change in plan assets
Fair value of plan assets at beginning of year	$2,614,295	$2,337,713	$ -	$ -
Actual return on plan assets	179,787	324,716	-	-
Company contributions	1,905	1,663	2,400	2,900
Acquisitions	10,804	-	-	-
Benefits paid	[53,078]	[49,797]	[2,400]	[2,900]
Fair value of plan assets at end of year	$2,753,713	$2,614,295	$ -	$ -
	========	========	======	======

Funded status of the plans	$1,549,554	$1,490,906	$[19,600]	$[19,900]
Unrecognized net actuarial gain	[986,706]	[1,017,279]	[6,800]	[7,100]
Unrecognized prior service cost [credit]	62,151	47,018	-	[100]
Unrecognized net transition obligation	[9,026]	[15,966]	-	-
Net prepaid [accrued] benefit cost included in the consolidated balance sheet	$ 615,973	$ 504,679	$[26,400]	$[27,100]
	========	========	======	======

Prepaid benefit cost	$ 641,665	$ 528,770	$ -	$ -
Accrued benefit liability	[25,692]	[24,091]	[26,400]	[27,100]
Total recognized	$ 615,973	$ 504,679	$[26,400]	$[27,100]
	========	========	======	======
The assumptions used in the measurement of the company's benefit obligations are as follows:
	2000	1999	1998
Pension and retirement benefits
Discount rate	6.75%	6.75%	6.75%
Expected return on plan assets	8.75%	8.75%	9.50%
Rate of compensation increase	5.00%	5.00%	5.00%

Postretirement benefits
Discount rate	6.75%	6.75%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%

The annual rate of increase in health care costs was assumed at 7% for 1999, 6% for 2000 and 5% thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the July 31, 2000 accumulated postretirement benefit obligation by $284,000 and the net postretirement benefits cost for 2000 by $76,000. The effect of a 1% decrease in the assumed health care cost trend rate would decrease the July 31, 2000 accumulated postretirement benefit obligation by $248,000 and the net postretirement benefits cost for 2000 by $68,000.

The company also has defined contribution plans that cover substantially all U.S. employees. Expense for company matching contributions under these plans was approximately $24.6 million in 2000 and $18.0 million in 1999 and 1998.

Postemployment benefits
The company provides limited postemployment benefits to former or inactive employees, including short-term disability, workers' compensation and severance.

O. Legal and environmental matters
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

P. Business segment information
Westvaco is a leading manufacturer of packaging, paper and chemicals serving both U.S. and international markets. The company's operating divisions have been classified into reportable segments based upon the nature of their products and services within these three major product categories, with separate disclosure of Rigesa, Ltda., our wholly owned Brazilian packaging subsidiary. Following is a description of our reportable business segments:

The packaging segment manufactures, markets and distributes bleached paperboard, kraft paper and board, and premium packaging for consumer products markets. These products are manufactured at three domestic mills and two mills located in Brazil; paper and board are converted into packaging products at plants located in the United States, Brazil and Europe. These products are sold primarily in the United States with additional markets located in Brazil, Europe, Asia and the Pacific Rim. In Brazil, Rigesa is a major producer of paperboard and corrugated packaging for the markets of that country. Operating results for Rigesa are subject to the economic conditions in Brazil, including its inflation and currency fluctuations.

The paper segment is engaged in the manufacturing and marketing of printing grade papers and envelopes. All of this segment's operations are in the United States. It operates three mills in the eastern half of the country and manufactures envelopes at nine domestic plants.

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

The segments are measured on operating profits before restructuring charges, interest expense, income taxes, extraordinary items and cumulative effect of accounting changes, except for Rigesa in the packaging segment, whose operating profit includes interest income of $10.0 million in 2000 (1999- $13.2 million, 1998- $14.6 million) and interest expense of $5.3 million in 2000 (1999- $4.6 million, 1998- $4.5 million). The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are recorded primarily at market prices. The 2000 restructuring charge of $27.2 million related to the expected decline in sales of folding cartons to U.S. tobacco markets and the gain of $11.2 million from the sale of the liquid packaging plant relate to the packaging segment. The 1999 restructuring charge following the completion of the company's strategic review related to packaging, paper and chemicals was $57.7 million, $21.2 million and $1.6 million, respectively.  No single customer accounts for 10% or more of consolidated trade sales in 2000 and 1999. In 1998, sales to a single customer accounted for approximately 11% of consolidated sales primarily from the company's packaging segment.

Total sales outside of the United States, including sales of our foreign operating subsidiaries, accounted for approximately $808,494,000 in 2000 (1999-$663,483,000, 1998-$709,567,000). Export sales from the United States amounted to $590,807,000 in 2000 (1999-$504,480,000, 1998-$499,792,000). Income of foreign subsidiaries included in consolidated net income amounted to $49,185,000 in 2000 (1999-$40,518,000, 1998 $38,612,000).  Long-lived assets located outside the United States are $326,350,000 (1999-$195,104,000). ).  Long-lived assets located in the United States are $5,179,876,000 (1999-$3,963,580,000).

Financial information by business segment follows:

		Sales		Depreciation
		Inter-	Operating	and	Segment	Capital
In millions	Trade	Segment	Total	Profit	amortization	assets	expenditures
Year ended October 31, 2000
Packaging	$1,974.0	$ 4.4	$1,978.4	$318.7	$161.9	$3,555.8	$104.6
Rigesa	166.9	-	166.9	32.5	10.8	285.1	13.6
Packaging total	2,140.9	4.4	2,145.3	351.2	172.7	3,840.9	118.2
Paper	1,145.5	20.2	1,165.7	140.6	96.7	1,383.7	39.7
Chemical	319.1	25.1	344.2	64.5	23.5	321.4	10.8
Corporate and other	57.5	39.1	96.6	[152.7]	21.0	1,023.9	43.6
Total	3,663.0	88.8	3,751.8	403.6	313.9	6,569.9	212.3
Intersegment eliminations		[88.8]	[88.8]
Consolidated totals	$3,663.0	$ -	$3,663.0	$403.6	$313.9	$6,569.9	$212.3

Year ended October 31, 1999
Packaging	$1,316.9	$ 4.0	$1,320.9	$ 165.3	$128.6	$2,043.5	$ 99.8
Rigesa	140.8	-	140.8	25.2	9.4	257.4	31.0
Packaging total	1,457.7	4.0	1,461.7	190.5	138.0	2,300.9	130.8
Paper	1,005.1	23.4	1,028.5	62.0	100.6	1,441.8	60.0
Chemical	293.9	20.6	314.5	52.5	23.8	314.7	18.1
Corporate and other	45.1	35.7	80.8	[157.0]	18.1	839.3	23.4
Total	2,801.8	83.7	2,885.5	148.0	280.5	4,896.7	232.3
Intersegment eliminations		[83.7]	[83.7]
Consolidated totals	$2,801.8	$ -	$2,801.8	$ 148.0	$280.5	$4,896.7	$232.3

Year ended October 31, 1998
Packaging	$1,380.2	$ 4.0	$1,384.2	$ 172.3	$128.1	$2,146.6	$158.6
Rigesa	184.0	-	184.0	35.2	12.4	322.4	41.1
Packaging total	1,564.2	4.0	1,568.2	207.5	140.5	2,469.0	199.7
Paper	972.9	52.7	1,025.6	84.8	100.1	1,497.2	157.8
Chemical	310.9	21.2	332.1	53.2	22.6	326.6	38.0
Corporate and other	37.9	34.8	72.7	[141.1]	17.8	715.9	24.2
Total	2,885.9	112.7	2,998.6	204.4	281.0	5,008.7	419.7
Intersegment eliminations		[112.7]	[112.7]
Consolidated totals	$2,885.9	$ -	$2,885.9	$ 204.4	$281.0	$5,008.7	$419.7

Q. Subsequent event [unaudited]
On December 6, 2000, the company announced the formation of Paxonix, a new Internet-enabled packaging solutions business offering a unique array of integrated software applications, expert professional services and best-in-class resources around the world. Paxonix's mission is to help consumer product companies develop packaging solutions, shorten package development cycles and increase the speed of product launches and relaunches in one country, a region or globally.

As the creator of Paxonix, Westvaco intends to provide the initial funding of about $50 million. A select group of 17 companies have joined Westvaco as charter members of Paxonix. These charter members operate in 60 countries and collectively possess expertise that spans advertising, branding, graphic and structural design, packaging materials and packaging production.

R. Selected quarterly information [unaudited]

In thousands, except per share data

Quarter	2000[1]	1999[2]	1998[3]
Sales
First	$ 799,593	$ 650,715	$ 702,113
Second	904,658	679,481	724,187
Third	928,022	700,202	727,826
Fourth	1,030,718	771,451	731,791
Year	$3,662,991	$2,801,849	$2,885,917
	=======	========	=======
Gross profit
First	$ 175,433	$ 119,239	$ 133,682
Second	211,288	127,052	139,135
Third	216,473	139,515	130,835
Fourth	244,740	176,907	139,644
Year	$ 847,934	$ 562,713	$ 543,296
	=======	========	=======

Net income before extraordinary charge
First	$ 50,225	$ 25,222	$ 32,516
Second	70,168	27,295	34,606
Third	53,552	34,986	31,674
Fourth	80,727	23,673	33,217
Year	$ 254,672	$ 111,176	$ 132,013
	=======	========	========
Net income
First	$ 50,225	$ 25,222	$ 32,516
Second	61,365	27,295	34,606
Third	53,552	34,986	31,674
Fourth	80,727	23,673	33,217
Year	$ 245,869	$ 111,176	$ 132,013
	=======	========	========
Net income before extraordinary charge per common share-
First	$ .50	$ .25	$ .32
Second	.70	.27	.34
Third	.53	.35	.31
Fourth	.80	.24	.33
Year	$2.53	$1.11	$1.30
	====	====	====
Net income per common share- basic and diluted
First	$ .50	$ .25	$ .32
Second	.61	.27	.34
Third	.53	.35	.31
Fourth	.80	.24	.33
Year	$2.44	$1.11	$1.30
	====	====	====

1)	Results for the 2000 second quarter include an extraordinary charge of $8.8 million after tax, or $.09 per share, from the retirement of higher coupon debt and a pretax gain of $11.2 million, or $.07 per share from the sale of a liquid packaging plant previously written down as part of the 1999 restructuring charge. Third quarter 2000 results include a pretax charge of $24.3 million, or $.16 per share, as a result of restructuring. Fourth quarter 2000 results include a pretax charge of $3.0 million, or $.02 per share, for the completion of the third quarter restructuring and a pretax gain of $3.6 million, or $.04 per share, resulting from the sale of our equity interest in a foreign operation. Fourth quarter results also include a pretax LIFO provision of $9.0 million, or $.06 per share.

2)	Results for the 1999 fourth quarter include a pretax charge of $80.5 million, or $.49 per share, as a result of restructuring, and a $15.0 million tax benefit, or $.15 per share, resulting from a release of deferred taxes.

3)	Results for the 1998 fourth quarter include a pretax charge of $5.0 million, or $.03 per share, as a result of restructuring.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the information and representations in the accompanying consolidated financial statements and related notes as well as all other financial information contained in this report. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and by necessity include some amounts determined using informed estimates and judgments.

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

PricewaterhouseCoopers LLP, the company's independent accountants, were engaged to audit the consolidated financial statements and were responsible for conducting their audit in accordance with auditing standards generally accepted in the United States of America. The appointment of PricewaterhouseCoopers LLP as the company's independent accountants by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. Their report immediately follows this statement.
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
Chairman, President and
Chief Executive Officer

Karen R. Osar
Senior Vice President and Chief Financial Officer

November 20, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of
Westvaco Corporation

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Westvaco Corporation and its subsidiaries at October 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
November 20, 2000