Form 10-K, Exhibit 13
period 2000-10-31
WESTVACO CORP
filed 2001-01-16
CIK 106498

	EXHIBIT 13C
	ELEVEN - YEAR COMPARISON

	Year ended October 31	2000		1999		1998		1997		1996	1995
	EARNINGS In millions, except per share data
	Sales	$3,663		$2,802		$2,886		$2,982		$3,045	$3,272

	Net income before extraordinary charge
	and cumulative effect of accounting changes	255		111		132		163		212	283

	Net income	246	[1]	111	[2]	132	[3]	163		212	281	[4]
	Net income per share - basic	2.44		1.11		1.30		1.60		2.09	2.78
	Net income per share - diluted	2.44		1.11		1.30		1.58		2.07	2.76

	Depreciation and amortization	314		280		281		269		240	230

	COMMON STOCK
	Number of common shareholders	19,000		19,070		20,140		20,240		20,760	20,490
	Weighted average number
	of shares outstanding [in millions]
	Basic	101		100		101		102		102	101
	Diluted	101		100		102		103		102	102

	Cash dividends [in millions]	$88		$88		$89		$90		$90	$78

	Per share:
	Dividends	0.88		0.88		0.88		0.88		0.88	0.77
	Book value	23.17		21.65		22.39		22.35		21.69	20.49

	FINANCIAL POSITION In millions
	Working capital	$497		$313		$272		$400		$297	$358
	Current ratio	1.9		1.7		1.6		2.0		1.7	1.8
	Plant and timberlands, net	$4,197		$3,581		$3,802		$3,684		$3,354	$3,140
	Total assets	6,570		4,897		5,009		4,899		4,437	4,253
	Long-term debt	2,687		1,427		1,456		1,449		1,097	1,093
	Shareholders' equity	2,333		2,171		2,246		2,279		2,210	2,081
	Debt to total capital	46%		33%		34%		33%		28%	30%

	OPERATIONS
	Primary production of paper,
	paperboard and market pulp [tons, in thousands]	3,749		2,992		3,028		3,058		3,001	3,105

	New investment in plant and
	timberlands [in millions]	$212		$232		$420		$614		$511	$309

	Acres of timberlands owned [in thousands]	1,418		1,446		1,465		1,461		1,452	1,453

	Employees	17,050		12,750		13,070		13,370		13,430	14,300

	Year ended October 31	1994		1993		1992		1991		1990
	EARNINGS In millions, except per share data
	Sales	$2,607		$2,345		$2,336		$2,301		$2,411

	Net income before extraordinary charge
	and cumulative effect of accounting changes	104		57		136		137		188

	Net income	104		104	[5]	136		137	[6]	188
	Net income per share - basic	1.03		1.04		1.37		1.40		1.93
	Net income per share - diluted	1.03		1.04		1.36		1.39		1.92

	Depreciation and amortization	219		195		183		179		169

	COMMON STOCK
	Number of common shareholders	13,890		14,570		14,970		15,020		15,630
	Weighted average number
	of shares outstanding [in millions]
	Basic	101		100		99		98		98
	Diluted	101		101		100		99		98

	Cash dividends [in millions]	$74		$73		$73		$70		$66

	Per share:
	Dividends	0.73	1/3	0.73	1/3	0.73	1/3	0.70	5/6	0.67
	Book value	18.48		18.18		17.84		17.21		16.53

	FINANCIAL POSITION In millions
	Working capital	$269		$244		$319		$310		$370
	Current ratio	1.7		1.7		1.9		2.0		2.2
	Plant and timberlands, net	$3,063		$3,078		$2,838		$2,675		$2,539
	Total assets	3,983		3,928		3,704		3,462		3,332
	Long-term debt	1,180		1,223		1,051		955		949
	Shareholders' equity	1,862		1,824		1,777		1,699		1,619
	Debt to total capital	34%		35%		32%		31%		32%

	OPERATIONS
	Primary production of paper,
	paperboard and market pulp [tons, in thousands]	2,848		2,626		2,595		2,587		2,512

	New investment in plant and
	timberlands [in millions]	$207		$442		$352		$322		$472

	Acres of timberlands owned [in thousands]	1,453		1,462		1,468		1,483		1,487

	Employees	14,170		14,440		14,520		14,440		15,040

	The following per share data is for basic and diluted:
[1]	2000 results include a net after-tax restructuring charge of $11.2 million, or $.11 per share, an after-tax extraordinary charge of $8.8 million, or $.09 per share, for the extinguishment of higher interest rate debt and a gain of $3.6 million, or $.04 per share, from the sale of assets.

[2]	1999 results include an after-tax charge for restructuring of $49 million, or $.49 per share, and a credit of $15 million, or $.15 per share, for a release of deferred taxes.

[3]	1998 results include an after-tax charge for restructuring of $3 million, or $.03 per share.
[4]	1995 results include an after-tax extraordinary charge of $2 million, or $.02 per share, for the extinguishment of debt.
[5]	1993 results include income of $55 million, or $.55 per share, from the cumulative effect of accounting changes, provision of $12 million, or $.12 per share, for the impact of an increase in the federal income tax rate, an extraordinary charge of $8 million, or $.07 per share, for the extinguishment of high interest rate debt and a charge for restructuring of $26 million, or $.26 per share.

[6]	1991 results include an after-tax charge for restructuring of $15 million, or $.16 per share.

	Westvaco Corporation and consolidated subsidiary companies