Form 10-K/A, Exhibit 13
period 2000-10-31
WESTVACO CORP
filed 2001-12-21
CIK 106498

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


ANALYSIS OF OPERATIONS

Fiscal year 2000 financial results benefited from improved markets and from companywide initiatives taken following a comprehensive strategic review completed in 1999. These initiatives include the acquisition of a well-invested bleached paperboard mill in Evadale, TX, and the acquisitions of Mebane Packaging Group (Mebane) and the IMPAC Group, Inc. (IMPAC), as well as steps to reduce costs, improve product mix and strengthen our market positions. Sales for fiscal 2000 were $3.7 billion, a 30.7% increase compared to 1999, and reflect an increase in volume of 24.9% and a 5.8% benefit from price and product mix improvement. Sales from acquisitions completed in 2000 represented two-thirds of the increase in sales. Net income in 2000 was $245.9 million, or $2.44 per share, basic and diluted, an increase of 121% from 1999 earnings of $111.2 million, or $1.11 per share, basic and diluted. Earnings for fiscal 2000 included a pretax restructuring charge of $27.2 million, or $.18 per share, resulting primarily from a writedown of assets, due to an anticipated decline in future sales of folding cartons to U.S. tobacco markets that has not yet occurred, a pretax gain of $11.2 million, or $.07 per share, from the sale of a liquid packaging plant previously written down as part of the restructuring charge in 1999, an after-tax extraordinary charge of $8.8 million, or $.09 per share, from the early retirement of higher interest rate debt and a pretax gain of $3.6 million, or $.04 per share, from the sale of our interest in a joint venture in China (see "Notes to the Financial Statements"). Earnings for 1999 included a pretax restructuring charge of $80.5 million, or $.49 per share, basic and diluted, in connection with a business performance improvement plan and an income tax benefit of $15.0 million, or $.15 per share, basic and diluted, related to a release of deferred taxes, as discussed below.

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

The company maintains a $500 million revolving credit agreement, and there was no borrowing under this arrangement during the current year period. The interest rate may be at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company's option. The ratio of debt to total capital employed was 46% at October 31, 2000, and 34% for 1999 and 1998. Short-term borrowings amounting to $270 million, whose repayment terms can be extended under the loan agreement and which are intended to be outstanding more than one year, have been classified as long-term debt. In November 1999, the company issued $200 million of 6.85% five-year notes and $200 million of 7.10% ten-year notes, and in January 2000, the company issued $400 million of 8.20% thirty-year notes in part to fund the purchases of the Evadale mill and Mebane Packaging Group. The remainder was added to the company's general corporate funds and available for repayment of existing debt, future capital outlays and working capital purposes. In connection with the acquisition of IMPAC discussed above, the company issued $200 million of floating rate three-year notes, at LIBOR plus 0.9% reset quarterly and $200 million of 8.40% seven-year notes on June 5, 2000. During 2000, 80,000 common shares were purchased, under a repurchase program approved by the Board of Directors in 1997, at a cost of $2.3 million and 514,633 shares were issued out of treasury to satisfy stock option exercises.


ENVIRONMENTAL MATTERS

In 1995, the company authorized the removal of elemental chlorine from all of our pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $110 million, represented a major step by Westvaco in anticipating EPA regulations for the U.S. pulp and paper industry regarding air and water quality. A portion of the anticipated environmental capital expenditures will be in connection with the company's implementation of the Cluster Rule, issued by EPA in April 1998. The Cluster Rule regulations established new requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met by the year 2006. While the company has taken major steps to implement the Cluster Rule, we currently anticipate related expenditures of approximately $80 million over the next five years. Additional operating expenses in the range of $3 million to $ 7 million annually will be incurred as capital installations required by the Cluster Rule are put into service. Environmental organizations are challenging the Cluster Rule in the U.S. Court of Appeals. Westvaco and other companies are participating in that litigation. If the legal challenge by environmental organizations to the regulations is successful, the company could face additional compliance costs of up to $150 million over the next several years.

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

Fiscal fourth quarter 2000 net income reflects a charge of $.02 per share for completion of a restructuring plan begun in the third quarter 2000, bringing the total charge for the plan to $.18 per share. The restructuring charge resulted principally from a writedown of U.S. assets due to an expected decline in sales of folding cartons to domestic tobacco markets. Fourth quarter 2000 results also reflect a gain of $.04 cents per share from the sale of a minority interest in a packaging operation in China and the impact of a provision of $.06 to reflect inventories at LIFO value. In the fouth quarter of fiscal 1999, unusual items included a credit of $.15 per share, for a release of deferred taxes and a charge of $.49 per share for a restructuring plan. The restructuring plan in 1999 involved a series of actions, principally non-cash reductions in book value of assets, that enhanced the strength and focus of Westvaco's packaging-related businesses.


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

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

   In thousands, except per share
     Year ended October 31                         2000             1999           1998
     Sales                                    $3,662,991      $2,801,849     $2,885,917
     Other income, net [expense]                  56,940          29,384         18,747
                                              ----------      ----------     ----------
                                               3,719,931       2,831,233      2,904,664
                                              ----------      ----------     ----------


   Cost of products sold [excludes
     depreciation shown separately
     below]                                    2,512,486       1,969,515      2,071,011
   Selling, research and administrative
     expenses                                    281,694         230,963        238,097
     Depreciation and amortization               313,948         280,470        280,981
     Restructuring charges                        16,086          78,771              -
     Interest expense                            192,145         123,538        110,162
                                              -----------     ----------     ----------
                                               3,316,359       2,683,257      2,700,251
                                              -----------     ----------     ----------

   Income before taxes                           403,572         147,976        204,413

   Income taxes                                  148,900          36,800         72,400
                                              ----------      ----------     ----------

   Income before extraordinary charge            254,672         111,176        132,013

   Extraordinary charge - extinguishment of
     debt, net of taxes of $5,500                (8,803)               -              -
                                              ----------      ----------     ----------

   Net income                                 $ 245,869       $  111,176     $  132,013
                                              ==========      ==========     ==========


   Net income per share - basic and diluted:
     Income before extraordinary item             $ 2.53           $1.11          $1.30
     Extraordinary item                            (.09)               -              -
                                              ----------      ----------     ----------
   Net income                                     $ 2.44           $1.11          $1.30
                                              ==========      ==========     ==========


   Shares used to compute net income per
   share:
     Basic                                       100,578         100,236        101,311
     Diluted                                     100,916         100,495        101,788






The accompanying notes are an integral part of these financial statements.




WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
In thousands

At October 31                                                      2000          1999
ASSETS
Cash and marketable securities                               $  225,308    $  108,792
Receivables                                                     421,707       318,369
Inventories                                                     333,284       248,963
Prepaid expenses and other current assets                        83,378        61,884
                                                             ----------    ----------
  Current assets                                              1,063,677       738,008
Plant and timberlands:
  Machinery                                                   5,673,455     5,094,773
  Buildings                                                     794,114       672,744
  Other property, including plant land                          248,761       226,977
                                                              ---------    ----------
                                                              6,716,330     5,994,494
  Less:  accumulated depreciation                             2,916,402     2,779,199
                                                              ---------     ---------
                                                              3,799,928     3,215,295
  Timberlands-net                                               268,699       266,386
  Construction in progress                                      127,956        99,702
                                                             ----------   -----------
                                                              4,196,583     3,581,383
Other assets                                                  1,309,643       577,301
                                                             ----------    ----------
                                                             $6,569,903    $4,896,692
                                                             ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                        $  523,187    $  361,959
Notes payable and current maturities of
  long-term obligations                                          30,098        50,200
Income taxes                                                     13,633        12,955
                                                             ----------    ----------
  Current liabilities                                           566,918       425,114
Long-term debt                                                2,686,674     1,426,854
Other long-term obligations                                      75,979        75,323
Deferred income taxes                                           907,739       798,113
Shareholders' equity:
Common stock, $5 par, at stated value
     Shares authorized: 300,000,000
     Shares issued: 103,170,667 [1999-103,170,667]              767,552       765,810
  Retained income                                             1,761,764     1,607,504
  Accumulated other comprehensive income [loss]               [135,731]      [129,981]
  Common stock in treasury, at cost
     Shares held: 2,508,258 [1999-2,877,824]                   [60,992]       [72,045]
                                                             ----------    ----------
                                                              2,332,593     2,171,288
                                                             $6,569,903    $4,896,692
                                                              =========    ==========





The accompanying notes are an integral part of these financial statements.




WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands

                                                                                             ACCUMULATED
                                                                 COMMON                      OTHER              TOTAL
                                    OUTSTANDING    COMMON        STOCK IN     RETAINED       COMPREHENSIVE      SHAREHOLDERS'
                                    SHARES         STOCK         TREASURY     INCOME         INCOME [LOSS]      EQUITY
Balance at October 31, 1997         101,930        $761,522      $[32,310]    $1,549,356     $          -       $2,278,568
  Comprehensive income
    Net income                            -               -             -        132,013                -          132,013
    Foreign currency translation          -               -             -              -          [32,167]         [32,167]
       Comprehensive income                                                                                         99,846
  Cash dividends                          -               -             -       [89,300]                -          [89,300]
  Repurchases of common stock        [1,822]              -       [50,176]             -                -          [50,176]
  Issuance                              218           3,052         7,595        [3,137]                -            7,510
                                    ----------     --------      ---------    ----------     ------------       -----------

Balance at October 31, 1998         100,326         764,574       [74,891]     1,588,932          [32,167]       2,246,448
  Comprehensive income
    Net income                            -               -             -        111,176                -          111,176
    Foreign currency translation          -               -             -              -          [97,814]         [97,814]
       Comprehensive income                                                                                         13,362
  Cash dividends                          -               -             -       [88,191]                -          [88,191]
  Repurchases of common stock          [499]              -       [11,961]             -                -          [11,961]
  Issuance                              466           1,236        14,807        [4,413]                -           11,630
                                    ----------     --------      ---------    ----------     ------------       -----------

Balance at October 31, 1999         100,293         765,810       [72,045]     1,607,504        [129,981]        2,171,288
  Comprehensive income
    Net income                            -               -             -        245,869                -          245,869
    Foreign currency translation          -               -             -              -          [5,750]           [5,750]
        Comprehensive income                                                                                       240,119
  Cash dividends                          -               -             -       [88,494]                -          [88,494]
  Repurchases of common stock          [145]              -        [4,441]             -                -           [4,441]
  Issuance                              514           1,742        15,494        [3,115]                -           14,121
                                    ----------     --------      ---------    ----------     ------------       -----------


Balance at October 31, 2000         100,662        $767,552      $[60,992]    $1,761,764     $[135,731]         $2,332,593
                                    ==========     ========      =========    ==========     ============       ===========




The accompanying notes are an integral part of these financial statements.



WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

Consolidated statementS of cash flows
In thousands

Year ended October 31                                      2000         1999            1998
CASH FLOWS FROM OPERATING ACTIVITIES:
---------------------------------------------------------------------------------------------

  Net income                                       $    245,869     $111,176        $132,013
  Adjustments to reconcile net income
  to net cash provided by operating activities:
    Provision for depreciation and amortization         313,948      280,470         280,981
    Provision for deferred income taxes                  94,914       32,286          57,244
    Restructuring charges                                16,086       80,500               -
    Pension credit and other employee benefits          [92,858]     [78,658]        [50,869]
    [Gains] losses on sales of plant and timberlands    [26,822]     [17,891]            894
    Foreign currency transaction [gains] losses             917        3,601           2,506
    Loss on extinguishment of debt, net of taxes          8,803            -               -
  Net changes in assets and liabilities                  25,305       [2,577]        [17,063]
  Other, net                                            [3,017]        3,806           1,000
                                                   ------------   ----------       ---------
      Net cash provided by operating activities         583,145      412,713         406,706

CASH FLOWS FROM INVESTING ACTIVITIES:
---------------------------------------------------------------------------------------------
  Additions to plant and timberlands                   [213,976]    [228,879]       [422,984]
  Payments for acquisitions, net of cash acquired    [1,342,858]     [22,659]              -
  Proceeds from sales of assets                          81,639       22,781           6,905
  Other, net                                                160       [1,135]             50
                                                   ------------   ----------       ---------
      Net cash used in investing activities          [1,475,035]    [229,892]       [416,029]

CASH FLOWS FROM FINANCING ACTIVITIES:
---------------------------------------------------------------------------------------------
  Proceeds from issuance of common stock                  9,266        9,122           3,766
  Proceeds from issuance of debt                      2,611,504      881,518         548,194
  Dividends paid                                        [88,494]     [88,191]        [89,300]
  Treasury stock purchases                               [2,345]     [10,792]        [49,484]
  Repayment of notes payable and long-term debt      [1,523,702]    [952,230]       [470,146]
                                                   ------------   ----------       ---------
      Net cash provided by [used in] financing        1,006,229     [160,573]        [56,970]
      activities

Effect of exchange rate changes on cash                   2,177      [18,506]         [4,011]
                                                   ------------   ----------       ---------

  Increase [decrease] in cash and marketable            116,516        3,742         [70,304]
  securities

Cash and marketable securities:
  At beginning of period                                108,792      105,050         175,354
                                                   ------------   ----------       ---------
  At end of period                                    $ 225,308     $108,792        $105,050
                                                   ------------   ----------       ---------



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

NOTES TO FINANCIAL STATEMENTS


         [loss]" in the balance sheet. Revenues and expenses are translated at average rates prevailing during the period.

         Marketable securities: For financial statement purposes, highly liquid securities purchased three months or less from maturity are considered to be cash equivalents.

         Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out (FIFO) or average cost method.

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

         Depreciation, amortization and impairment of long-lived assets: The cost of plant and equipment is depreciated, generally by the straight-line method, over the estimated useful lives of the respective assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. The cost of standing timber is amortized as timber is cut, at rates determined annually based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets to be held and used may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists pursuant to SFAS No. 121. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of the fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

         Other assets: Included in "Other assets" are goodwill, other intangibles and prepaid pension costs. Goodwill represents the excess of the cost over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods not exceeding 40 years. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. The company continually evaluates the carrying value of goodwill and other intangible assets pursuant to SFAS No. 121, as described above. Goodwill included in "Other assets" was $606,220,000 at October 31, 2000 (1999-$5,063,000). Amortization expense charged to operations for 2000 was $7,243,000 (1999-$30,000, 1998 -$0).

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

NOTES TO FINANCIAL STATEMENTS


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

Also, in July 2000, Rigesa, Ltda. (Rigesa), Westvaco's Brazilian subsidiary, acquired all of the assets of Agaprint Embalagens, a leading supplier of consumer packaging in Brazil. In August 2000, IMPAC Europe Limited, a Westvaco subsidiary, acquired the privately held DuBOIS Holdings Limited, global licenser and European manufacturer of the DVD-Safe (TM) (or Amaray(R)) DVD pack, the world's top-selling DVD package. In October 2000, IMPAC Europe acquired Sony Music Printing (Holland) BV. Sony Music Printing is located adjacent to Sony's CD/DVD distribution center in Haarlem, The Netherlands, and produces printed booklets, folders and inlay cards for Sony as well as multimedia products sold to Sony and other companies throughout Europe.

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

NOTES TO FINANCIAL STATEMENTS


 Pro forma in thousands, Except per share
 [unaudited]                                            2000            1999
                                                        ----            ----
 Net sales                                        $3,634,767      $3,985,558
 Income before extraordinary items                   235,395          75,487
    Per share of common stock:
                     Basic                             $2.34            $.75
                    Diluted                             2.33             .75

 Net income                                       $  226,592      $   75,487

    Per share of common stock:
                     Basic                             $2.25            $.75
                    Diluted                             2.25             .75


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


B. PROVISIONS FOR RESTRUCTURING

During the third quarter of 2000, due to an anticipated decline in future sales of folding cartons to U.S. tobacco markets that has not yet occurred, the company reviewed certain long-lived assets in its consumer packaging business for impairment. As a result of the review, production facilities were written down to their fair value using an assets-held-for-use model and a pretax impairment charge of $24.3 million, including $3.3 million of associated goodwill, was recorded in the third quarter of 2000 in "Restructuring charges" in the "Consolidated Statement of Income." The impairment was recorded because undiscounted cash flows were less than the carrying value of the assets prior to the impairment charge. During the fourth quarter of 2000, the company recorded an additional pretax charge of $2.9 million due to the adjustment of the earlier charge and related employee costs. During the second quarter of fiscal 2000, the liquid packaging plant was sold, resulting in a pretax gain of $11.2 million, which is included in the "Restructuring charges." As noted below, the liquid packaging plant was written down in fiscal 1999 in connection with the restructuring charge recorded in the fourth quarter. The gain resulted from a change in facts and circumstances existing during the fourth quarter of fiscal 1999.

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

During the fourth quarter of fiscal 1999, in addition to the asset impairments described above, the company also recognized inventory writedowns of $1.7 million, which have been included within the "Cost of products sold", employee termination costs of $1.5 million and other exit costs of $1.2 million. Such

NOTES TO FINANCIAL STATEMENTS


reserves at October 31, 2000 for these activities were substantially utilized.


C. OTHER INCOME (EXPENSE)
Components of other income (expense) are as follows:

In thousands                                2000         1999         1998
------------                            --------    ---------    ---------
Gains [losses] on sales of plant,
  equipment
  And timberlands                        $26,822      $17,891    $    [894]
Interest income                           28,417       15,115       18,010
Foreign currency transaction
  gains [losses                             [917]      [3,601]      [2,506]
Other, net                                 2,618          [21]       4,137
                                        --------    ---------    ---------
                                         $56,940      $29,384      $18,747
                                        ========    =========    =========

D. RESEARCH AND DEVELOPMENT
Expenditures of $49,527,000 (1999-$47,321,000, 1998-$45,139,000) were expensed as incurred.

E. INCOME TAXES
 Income before provision for income taxes consisted of:

In thousands                              2000          1999         1998
------------                       -----------   -----------  -----------
Domestic                              $354,387    $113,350      $157,075
Foreign                                 49,185      34,626        47,338
                                    ----------   ----------    ----------
                                      $403,572    $147,976      $204,413
                                      ========    =========     ========

The provision for income taxes is composed of:

                                          2000         1999          1998
                                     ---------   ----------     ---------
In thousands
Current:
 Federal                               $38,112   $   4,430       $  9,254
 State                                   7,622      [4,634]        [3,243]
 Foreign                                 8,252       4,718          9,145
                                     ---------   ----------      ---------
                                        53,986        4,514         15,156
                                      --------   ----------       --------
Deferred:
 Federal                                85,750       43,254         45,871
 State                                   7,923      [15,366]        11,792
 Foreign                                 1,241        4,398           [419]
                                   -----------   ----------      ---------
                                        94,914       32,286         57,244
                                    ----------    ---------       --------
                                      $148,900     $ 36,800        $72,400
                                      ========    =========        =======



The net deferred income tax liability at October 31, 2000 and 1999 includes the following components:

In thousands                                 2000        1999
------------                       -------------- -----------
Current deferred tax assets:
 Employee benefits                   $     19,321  $  15,397
 Other                                     38,078     28,089
                                       ----------    --------
                                           57,399     43,486

NOTES TO FINANCIAL STATEMENTS


Noncurrent deferred tax assets:
 Alternative minimum tax carryforward     111,983     143,802
                                        ---------     -------

Noncurrent deferred tax liabilities:
 Depreciation                             686,517     654,604
 Pension and other employee benefits      199,421     161,512
 State and local taxes                     98,133      91,662
 Other                                     35,651      34,137
                                      -----------  ----------
                                        1,019,722     941,915

Total net deferred tax liability       $  850,340   $ 754,627
                                         ========    ========

The differences (expressed as a percentage of pretax income) between the U.S. statutory federal income tax rate and the effective income tax rate as reflected in the accompanying "Consolidated Statements of Income" are:

                                      2000      1999       1998
                                      ----      ----       ----

Statutory federal income tax rate    35.0%     35.0%      35.0%
State and local taxes                 2.5      [8.8]       2.7
Foreign income at other than U.S.
  rates                              [1.7]     [1.3]     [2.6]
Other, net                            1.1         -       0.3
                                    ------    -------   ------
Effective tax rate                   36.9%     24.9%     35.4%
                                    ------    -------   ------


At October 31, 2000, for tax purposes, the company had available $112 million of alternative minimum tax credit carryforwards, which do not expire under current laws. At October 31, 2000 the company had available $5.3 million of foreign tax credit carryforwards, which, if unused, will expire in fiscal years 2001 to 2005. The increase in the company's fiscal 2000 income tax expense compared to fiscal 1999 is primarily attributable to a one-time $15 million reduction in the state deferred tax liability, resulting from a business reorganization completed during fiscal 1999. The reorganization lowered the state tax rates at which certain temporary differences, principally depreciation, are expected to reverse.

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


F. CURRENT ASSETS

Marketable securities of $22,032,000 (1999-$39,349,000) are valued at cost, which approximates market value. Receivables include $15,915,000 from sources other than trade (1999-$12,438,000), and have been reduced by allowances for discounts and doubtful accounts of $17,615,000 (1999-$12,828,000). Inventories at October 31 are composed of:

In thousands                             2000          1999
------------                        ---------       -------
Raw materials                        $ 73,064       $ 45,453
Production materials, stores
  and supplies                        l78,824         66,191
Finished and in process goods         181,396        137,319
                                    ---------       --------
                                     $333,284       $248,963
                                    =========       ========


If inventories had been valued at current cost, they would have been $469,456,000 in 2000 (1999-$368,105,000). Inventories valued on the LIFO basis were $202,419,000 in 2000. (1999-$157,036,000).

NOTES TO FINANCIAL STATEMENTS


G. INTEREST CAPITALIZATION
In 2000, $197,671,000 of interest cost was incurred (1999-$132,428,000,
1998-$130,914,000) of which $5,526,000 was capitalized (1999-$8,890,000,
1998-$20,752,000).

H. ACCOUNTS PAYABLE AND ACCRUED EXPENSES Accounts payable and accrued expenses at October 31:
 In thousands                                               2000           1999
 ------------                                          ---------     ----------

 Accounts payable:
   Trade                                                $156,398       $118,413
   Other                                                  34,914         18,812
 Accrued expenses:
   Taxes, other than income                               25,518         18,989
   Interest                                               52,824         32,927
   Payroll and employee benefit costs                    118,198         85,179
   Other                                                 135,335         87,639
                                                       ---------     ----------
                                                        $523,187       $361,959
                                                       =========     ==========

I. CASH FLOWS
Changes in assets and liabilities are as follows:


NOTES TO FINANCIAL STATEMENTS

   In thousands                                    2000             1999          1998
   ------------                           -------------    -------------    ----------

   [Increase] decrease in:
       Receivables                           $ [15,594]       $ [41,054]     $ 12,765
       Inventories                                [788]          24,545       [17,249]
                                                 1,898           [1,148]       [5,905]
      Prepaid expenses and other current assets
    Increase [decrease] in:
    Accounts payable and accrued expenses        38,960           24,766       [5,597]
    Income taxes payable                            829          [9,686]       [1,077]
                                          -------------      -----------  ------------
                                             $   25,305       $  [2,577]    $ [17,063]
                                                =======          =======      ========



   Reconciliation of capital expenditures on a cash basis:

   In thousands                                    2000             1999          1998
   ------------                             -----------      -----------   -----------
   New investment in plant and timberlands    $212,263         $232,292       $419,705
   Less:  debt assumed                            [260]            [158]           [4]
             net change in related current l      1,973          [3,255]         3,283
                                            -----------      -----------   -----------

   Cash additions to plant and timberlands    $213,976         $228,879       $422,984
                                              ========         =========      ========



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

NOTES TO FINANCIAL STATEMENTS


   terms for periods up to 25 years, or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase.

   The company has no significant capital lease liabilities. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:

   In thousands                                            Operating leases
   ------------                                            ----------------
   2001                                                      $      35,534
   2002                                                             31,934
   2003                                                             24,236
   2004                                                             19,163
   2005                                                             15,927
   Later years                                                      65,000
                                                            --------------
   Minimum lease payments                                    $     191,794
                                                            ==============


Rental expense under operating leases was $48,411,000 in 2000 (1999-$38,412,000, 1998-$40,179,000). At October 31, 2000, commitments required to complete currently authorized capital projects are approximately $249 million.


   K. LONG-TERM DEBT
   Long-term debt consists of the following at October 31:

   In thousands                                    2000              1999
   -------------                                   ----              ----
   Notes:
     6.85%, due 2004                        $   200,000   $             -
     7.10%, due 2009                            200,000                 -
     8.40%, due 2007                            200,000                 -
     Floating rate, due 2003                    200,000                 -
   Debentures:
     8.20%, due 2030                            400,000                 -
     9.65%, due 2002                            100,000           100,000
     9 3/4%, due 2020                           100,000           100,000
   Sinking Fund Debentures:
     7%, due 2004-2023                          150,000           150,000
     7 1/2%, due 2008-2027                      150,000           150,000
     7.65%, due 2008-2027                       150,000           150,000
     7.75%, due 2004-2023                       150,000           150,000

     8 1/8%, due 2001-2007                       14,750            19,450
     8.30%, due 2003-2022                       125,000           125,000
     10 1/8%, due 2000-2019                           -           100,000
     10 1/4%, due 2000-2018                           -            85,000
     10.30%, due 2000-2019                            -           100,000
   Pollution Control Revenue Bonds:
     5.85-6.65%, due 2004-2018                   26,620            26,620
     5 7/8-5.9%, due 2001-2003                    4,875             6,740
     5 7/8-6.2%, due 2001-2007                   10,930            11,480
     5.9-6.2%, due 2004-2008                      5,900             5,900

NOTES TO FINANCIAL STATEMENTS


     6 3/8%, due 2026                             5,740             5,740
     7 1/8%, due 2001                                -              2,000
     8 1/4%, due 2001-2010                        3,890             3,995
     9 1/8-9.6%, due 2006-2015                   10,100            10,100
     10 1/2%, due 2004                            1,500             1,500
   Industrial Revenue Bonds:
      7-7.67%, due 2001-2027                     94,145            94,530
      Floating rate, due 2001-2014               44,383                 -
   Economic Development Bonds:
      8 3/4%, due 2001-2010                       4,080             4,190
   Notes payable and other                      364,859            74,809
                                           ------------      ------------
      Subtotal                                2,716,772         1,477,054
   Less installments due
   within one year                             [30,098]          [50,200]
                                           ------------      ------------
   Total                                     $2,686,674        $1,426,854
                                            ===========       ===========


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

   At October 31, 2000, the book value of financial instruments included in long-term debt was $2,716,772,000 (1999-$1,477,054,000), and the fair value was estimated to be $2,627,696,000 (1999-$1,495,290,000). The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.


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

NOTES TO FINANCIAL STATEMENTS


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


  In thousands, except per share
  ------------------------------
  Net income                                2000           1999          1998
                                     -----------    -----------   -----------
    As reported                         $245,869      $111,176      $132,013
    Pro forma                            240,774       107,924       127,470

  Income per share - basic
    As reported                            $2.44         $1.11         $1.30
    Pro forma                               2.39          1.08          1.26

  Income per share - diluted
    As reported                            $2.44         $1.11         $1.30
    Pro forma                               2.39          1.07          1.25

NOTES TO FINANCIAL STATEMENTS


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

                                                         Weighted average
                                         Options          exercise price
                                         -------         ----------------
  Outstanding at October 31, 1997      4,376,212               $24.84
       Granted                           981,780                32.53
       Exercised                        [218,159]               20.44
       Cancelled                            [992]               18.75
                                       ----------
  Outstanding at October 31, 1998      5,138,841                26.49
       Granted                         1,001,655                28.78
       Exercised                        [466,169]               22.31
       Cancelled                         [19,527]               26.71
                                       ----------
  Outstanding at October 31, 1999      5,654,800                27.24
       Granted                         1,079,455                30.63
       Exercised                        [514,611]               24.48
       Cancelled                         [9,087]                27.33
                                       ----------
  Outstanding at October 31, 2000      6,210,557                28.08
                                       ==========

NOTES TO FINANCIAL STATEMENTS


The following table shows various information about stock options outstanding at October 31, 2000:

                                                               Range of exercise prices
                                                               ------------------------
                                           $18.29 -    $25.06 -     Over
                                           $24.25      $27.50       $27.50      Total
                                          -------    --------     --------      --------
   Number outstanding                     799,750   2,406,967    3,003,840      6,210,557
   Weighted average price                  $23.31      $26.41       $30.68         $28.08
   Weighted average remaining life (in years)2.04         5.31        8.10           6.24
   Number exercisable                     799,750    2,406,967   1,937,885      5,144,602
   Weighted average price                  $23.31      $26.41       $30.71         $27.55



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

  The 2000 net pension credit relating to employee pension and retirement benefits was $108,247,000 (1999-$82,280,000, 1998-$55,337,000). The net
  pension credits reflect cumulative favorable investment returns on plan assets. The components of the net pension credit for 2000, 1999 and 1998 are as follows:

  In thousands                              2000             1999           1998
  ------------                          --------        ---------        -------
  Service cost-benefits earned          $ 28,638        $  28,966        $26,934
  during the period
  Interest cost on projected
  benefit obligation                      74,199           71,714        71,293
  Expected return on plan assets        [187,501]        [171,223]     [148,042]
  Net transition asset                    [6,940]          [6,940]       [6,940]
  Amortization of prior service cost       5,498            5,473         5,312
  Net gain                               [22,141]         [10,270]       [3,894]
                                        --------        ---------        -------
  Net pension credit                  $ [108,247]       $ [82,280]    $ [55,337]
                                        ========        =========       ========

NOTES TO FINANCIAL STATEMENTS


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


  In thousands                              2000             1999           1998
  ------------                          --------        ---------        -------
  Service cost-benefits earned          $  1,300        $   1,200        $ 1,400
  during the period
  Interest cost                            1,300            1,200          1,500
  Net amortization                          [900]          [1,100]         [800]
                                        --------        ---------        -------
  Net periodic postretirement
    benefits cost                       $  1,700        $   1,300        $ 2,100
                                        ========        =========       ========



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

  The following table sets forth the funded status of the plans and amounts recognized in the "Consolidated Balance Sheets" at October 31, based on a valuation date of July 31:

                                     Pension and
 In thousands                        retirement benefits         Postretirement benefits
 ------------                        --------------------------  -----------------------
                                              200          1999       2000          1999
                                     --------------------------  ---------    ----------
 Change in benefit obligation
                                     $1,123,389     $1,084,468    $19,900       $ 23,200
    Benefit obligation at beginning
    of year
    Service cost                         28,638         28,966      1,300          1,200
    Interest cost                        74,199         71,714      1,300          1,200
    Actuarial gain [loss]                   718        [13,833]      [500]        [2,800]
    Plan amendments                      20,631            380          -              -
    Acquisitions                          9,662              -          -              -
    Termination benefits                      -          1,491          -              -
    Benefits paid                       [53,078]       [49,797]    [2,400]        [2,900]
                                     ------------  -----------    --------      --------
                                     $1,204,159     $1,123,389    $19,600        $19,900
    Benefit obligation at end        ============  ===========    ========      =========
    of year


 Change in plan assets

    Fair value of plan assets at
     beginning of year               $2,614,295     $2,337,713   $       -     $       -
    Actual return on plan assets        179,787        324,716          -              -
    Company contributions                 1,905          1,663      2,400          2,900
    Acquisitions                         10,804              -          -              -
    Benefits paid                       [53,078]      [49,797]     [2,400]       [2,900]
                                     ------------ ------------    ---------      -------
                                     $2,753,713     $2,614,295                  $     -
    Fair value of plan assets        ============ ============    ========      =========
    at end of year                    $       -

NOTES TO FINANCIAL STATEMENTS



 Funded status of the plans          $1,549,554     $1,490,906    $[19,600]     $[19,900]
    Unrecognized net actuarial gain    [986,706]    [1,017,279]     [6,800]       [7,100]
    Unrecognized prior service cost      62,151         47,018           -          [100]
    [credit]
    Unrecognized net transition          [9,026]       [15,966]          -             -
    obligation                                     -
                                     ------------ ------------    ---------      ---------
                                     $  615,973     $  504,679    $[26,400]      $[27,100]
                                     ============ ============    =========      =========



  The assumptions used in the measurement of the company's benefit obligations are as follows:

                                                        2000     1999       1998
                                                        ----     ----       ----
  Pension and retirement benefits
    Discount rate                                      6.75%    6.75%      6.75%
    Expected return on plan assets                     8.75%    8.75%      9.50%
    Rate of compensation increase                      5.00%    5.00%      5.00%

  Postretirement benefits
    Discount rate                                      6.75%    6.75%      6.75%
    Rate of compensation increase                      5.00%    5.00%      5.00%


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


         O. LEGAL AND ENVIRONMENTAL MATTERS

         The company is involved in various legal proceedings and environmental actions, generally arising in the normal course of its business. Although the ultimate outcome of such matters cannot be predicted with certainty, the company does not believe that the outcome of any proceeding, lawsuit or claim that is

NOTES TO FINANCIAL STATEMENTS


         pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial position, liquidity or results of operations.

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

NOTES TO FINANCIAL STATEMENTS


         Financial information by business segment follows:

                                               Sales            Depreciation
                       ------------------------------
                                       Inter-          Operating        and Segment       Capital
(In millions)              Trade      Segment    Total    Profitamortization assets  expenditures
YEAR ENDED OCTOBER 31, 2000
-------------------------------------------------------------------------------------------------

  Packaging              $1,974.0   $ 4.4     $1,978.4     $318.7   $161.9   $3,555.8     $104.6
  Rigesa                    166.9       -        166.9       32.5     10.8      285.1       13.6
                        -------------------------------------------------------------------------
Packaging total           2,140.9    4.4      2,145.3       351.2    172.7    3,840.9      118.2
-------------------------------------------------------------------------------------------------
Paper                     1,145.5    20.2     1,165.7       140.6     96.7    1,383.7       39.7
-------------------------------------------------------------------------------------------------
Chemical                    319.1    25.1       344.2        64.5     23.5      321.4       10.8
-------------------------------------------------------------------------------------------------
Corporate and other          57.5    39.1        96.6      [152.7]    21.0    1,023.9       43.6
-------------------------------------------------------------------------------------------------
Total                     3,663.0    88.8     3,751.8       406.6    313.9    6,569.9      212.3
-------------------------------------------------------------------------------------------------
Intersegment eliminations           [88.8]      [88.8]
-------------------------------------------------------------------------------------------------
Consolidated totals      $3,663.0   $  -     $3,663.0      $403.6   $313.9   $6,569.9     $212.3
                        =========================================================================


YEAR ENDED OCTOBER 31, 1999
------------------------------------------------------------------------------------------------
Packaging                $1,316.9   $ 4.0     $1,320,9     $165.3   $128.6   $2,043.5     $ 99.8

Rigesa                   140.8          -        140.8       25.2      9.4      257.4       31.0
                        -------------------------------------------------------------------------
Packaging total          1,457.7        4.0   1,461.7    190.5       138.0    2,300.9      130.8
-------------------------------------------------------------------------------------------------
Paper                    1,005.1       23.4   1,028.5     62.0       100.6    1,441.8       60.0

-------------------------------------------------------------------------------------------------
Chemical                   293.9       20.6     314.5     52.5        23.8      314.7       18.1
-------------------------------------------------------------------------------------------------
Corporate and other         45.1       35.7      80.8   [157.0]       18.1      839.3       23.4
-------------------------------------------------------------------------------------------------
Intersegment eliminations            [83.7]    [83.7]
-------------------------------------------------------------------------------------------------
Consolidated totals      2,801.8       83.7   2,885.5    148.0       280.5    4,896.7      232.3



YEAR ENDED OCTOBER 31, 1998
---------------------------
  Packaging             $1,380.2  $    4.0  $1,384.2   $ 172.3      $128.1   $2,146.6     $158.6
-------------------------------------------------------------------------------------------------
  Rigesa                   184.0         -     184.0      35.2        12.4      322.4       41.1
-------------------------------------------------------------------------------------------------
Packaging total          1,564.2       4.0   1,568.2     207.5       140.5    2,469.0      199.7
-------------------------------------------------------------------------------------------------
Paper                      972.9      52.7   1,025.6      84.8       100.1    1,497.2      157.8
-------------------------------------------------------------------------------------------------
Chemical                   310.9      21.2     332.1      53.2        22.6      326.6       38.0
-------------------------------------------------------------------------------------------------
Corporate and other         37.9      34.8      72.7    [141.1]       17.8      715.9       24.2
-------------------------------------------------------------------------------------------------
Total                    2,885.9     112.7   2,998.9     204.4       281.0    5,008.7      419.7
-------------------------------------------------------------------------------------------------
Intersegment elimination            [112.7]   [112.7]
-------------------------------------------------------------------------------------------------
Consolidated totals     $2,885.9  $      -   $2,885.9  $ 204.4      $281.0   $5,008.7     $419.7
                        =========================================================================


NOTES TO FINANCIAL STATEMENTS


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

R. SELECTED QUARTERLY INFORMATION [UNAUDITED]

In thousands, except per share data

  Quarter                                       20001           19992          19983
  -------                                       ----            ----           ----

Sales
    First                                 $   799,593     $   650,715    $   702,113
    Second                                    904,658         679,481        724,187
    Third                                     928,022         700,202        727,826
    Fourth                                  1,030,718         771,451        731,791
                                            ---------      ----------     ----------
    Year                                   $3,662,991      $2,801,849     $2,885,917
                                             ========       =========      =========
Gross profit
    First                                 $   175,433     $   119,239    $   133,682
    Second                                    211,288         127,052        139,135
    Third                                     216,473         139,515        130,835
    Fourth                                    244,740         176,907        139,644
                                           ----------      ----------     ----------
    Year                                  $   847,934     $   562,713    $   543,296
                                             ========        ========       ========

Net income before extraordinary charge
    First                                $     50,225    $     25,222   $     32,516
    Second                                     70,168          27,295         34,606
    Third                                      53,552          34,986         31,674
    Fourth                                     80,727          23,673         33,217
                                          -----------    ------------    -----------
    Year                                  $   254,672     $   111,176    $   132,013
                                             =======         ========      =========
Net income
    First                                $     50,225    $     25,222   $     32,516
    Second                                     61,365          27,295         34,606
    Third                                      53,552          34,986         31,674
    Fourth                                     80,727          23,673         33,217
                                          -----------     -----------   ------------
    Year                                  $   245,869     $   111,176    $   132,013
                                           ==========      ==========    ===========



NOTES TO FINANCIAL STATEMENTS


Net income before extraordinary charge per common share-
    First                                      $  .50          $  .25         $  .32
    Second                                        .70             .27            .34
    Third                                         .53             .35            .31
    Fourth                                        .80             .24            .33
                                              -------         -------        -------
    Year                                        $2.53           $1.11          $1.30
                                              =======         =======        =======

Net income per common share- basic and diluted
    First                                      $  .50          $  .25         $  .32
    Second                                        .61             .27            .34
    Third                                         .53             .35            .31
    Fourth                                        .80             .24            .33
                                              -------         -------        -------
    Year                                        $2.44           $1.11          $1.30
                                              =======         =======        =======



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